FACILITY AGREEMENT

FACILITY AGREEMENT (this “Agreement”), dated as of September 16, 2013, between IMRIS Inc., a Canadian corporation (the “Borrower”), and the lenders set forth on the signature page of this Agreement (such persons and each person which from time to time becomes a party hereto as a lender, the “Lenders”, and together with the Borrower, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Borrower wishes to borrow from the Lenders twenty-five million Dollars ($25,000,000) for the purposes described in Section 2.1; and

WHEREAS, the Lenders desire to make a loan to the Borrower for such purpose,

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    General Definitions. Wherever used in this Agreement, the Exhibits or the Schedules attached hereto, unless the context otherwise requires, the following terms have the following meanings:

“Accountant’s Report” has the meaning given to it in Section 5.1(v)(i).

“Affiliate” means, with respect to any Person, any other Person:

(a)        that owns, directly or indirectly, in the aggregate more than 10% of the beneficial ownership interest of such Person;

(b)        that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person; or

(c)        that directly or indirectly is a general partner, controlling shareholder, or managing member of such Person.

“Agreement Date” means the date of this Agreement.

“Applicable Laws” means all statutes, rules and regulations of any Governmental Authorities in the United States, Canada or elsewhere relating to the Borrower or its Subsidiaries or the conduct of their respective businesses.

“Authorizations” has the meaning given to it in Section 3.1(o).

“Borrower” means IMRIS Inc., a Canadian corporation.

“Borrower Indemnified Party” has the meaning given to it in Section 6.11.

“Business Day” means a day on which banks are open for business in The City of New York and the City of Winnipeg, Manitoba.

“Cash and Cash Equivalents” means, with respect to any date of determination, cash, cash equivalents, and marketable securities and Permitted Restricted Cash as set forth on the Borrower’s consolidated balance sheet as of such date.

“Credit Parties” means the Borrower and the Guarantors.

“Default” means any event which, at the giving of notice, lapse of time or fulfillment of any other condition (or any combination of the foregoing), would constitute an Event of Default.

“Disbursement” has the meaning given to it in Section 2.2.

“Disbursement Date” means the date the Disbursement is received by the Borrower (and may, for greater certainty, be the same date as the Agreement Date if the Disbursement is received on the Agreement Date.)

“Dollars” and the “$” sign mean the lawful currency of the United States of America.

“Event of Default” has the meaning given to it in Section 5.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations thereunder.

“FDA” means the U.S. Food and Drug Administration.

“Final Payment Date” means the earlier of (i) the date on which the Borrower repays the Notes (together with any accrued and unpaid Obligations) and (ii) the fifth anniversary of the Disbursement Date.

“GAAP” means generally accepted accounting principles consistently applied as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession).

“Government Authority” means any government, quasi-governmental agency, governmental department, ministry, cabinet, commission, board, bureau, agency, court, tribunal, regulatory authority, instrumentality, judicial, legislative, fiscal, or administrative body or entity, whether domestic or foreign, federal, state or local, having jurisdiction over the matter or matters and Person or Persons in question.

“Guaranties” means the guaranties of the Obligations executed by the Guarantors in favor of the Lenders in the forms delivered to the Lenders on the Agreement Date.

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“Guarantors” means IMRIS, Inc., a Delaware corporation, and NeuroArm Surgical Limited.

“Hedging Obligations” means all liabilities under take-or-pay or similar arrangements or under any interest rate swaps, caps, floors, collars and other interest hedge or protection agreements, treasury locks, equity forward contracts, currency agreements or commodity purchase or option agreements or other interest or exchange rate or commodity price hedging agreements and any other derivative instruments, in each case, whether the Borrower and its Subsidiaries are liable contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which liabilities the Borrower or its Subsidiaries otherwise assures a creditor against loss.

“Holiday Date” means February 16, 2015.

“Indebtedness” means the following:

(i)          all indebtedness for borrowed money;

(ii)         the deferred purchase price of assets or services (other than trade payables and other liabilities to employees and officers arising in the ordinary course of business and not related to any financing) which in accordance with GAAP would be shown to be a liability (or on the liability side of a balance sheet);

(iii)        all guarantees of Indebtedness;

(iv)        the maximum amount of all letters of credit issued or acceptance facilities established for the account of the Borrower and any of its Subsidiaries, including without duplication, all drafts drawn thereunder (other than letters of credit or acceptance facilities supporting other indebtedness of the Borrower and any of its Subsidiaries which are otherwise permitted hereunder);

(v)         all capitalized lease obligations;

(vi)        all indebtedness of another Person secured by any Lien on any property of the Borrower or its Subsidiaries, whether or not such indebtedness has been assumed or is recourse (with the amount thereof, in the case of any such indebtedness that has not been assumed by the Borrower or its Subsidiaries, being measured as the lower of (x) the fair market value of such property and (y) the amount of the indebtedness secured);

(vii)       all Hedging Obligations; and

(viii)      indebtedness created or arising under any conditional sale or title retention agreement.

“Indemnity” has the meaning given to it in Section 6.11.

“Interest Rate” means 9% simple interest per annum.

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“IP” and “Intellectual Property” have the meaning given to it in Section 3.1(k).

“Lender Indemnified Party” has the meaning given to it in Section 6.11.

“Lien” means any lien, pledge, preferential arrangement, mortgage, security interest, deed of trust, charge, assignment, hypothecation, title retention, privilege or other encumbrance on or with respect to property or interest in property having the practical effect of constituting a security interest, in each case with respect to the payment of any obligation with or from the proceeds of, any asset or revenue of any kind.

“Loan” means the loan made available by the Lenders to the Borrower pursuant to Section 2.2 in the amount of twenty-five million Dollars ($25,000,000) or, as the context may require, the principal amount thereof from time to time outstanding.

“Loss” has the meaning given to it in Section 6.11.

“Major Transaction” has the meaning set forth in the Warrants.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, condition (financial or otherwise) or assets of the Borrower or its Subsidiaries, taken as a whole, (b) the validity or enforceability of any provision of any Transaction Document, (c) the ability of the Borrower to timely perform the Obligations or (d) the rights and remedies of the Lenders under any Transaction Document.

“Notes” means the Notes issued to the Lenders on the Disbursement Date in the form attached hereto as Exhibit A.

“Obligations” means all obligations (monetary or otherwise) of the Credit Parties arising under or in connection with the Transaction Documents.

“Operating Revenues” means the amount of “Sales” reported in the consolidated financial statements of the Borrower for the relevant period.

“Organizational Documents” means the articles of organization or incorporation, by-laws, or equivalent documents, each as amended to date, of each Credit Party, as the context may require.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, duties, other similar charges or similar levies, and all liabilities with respect thereto, together with any interest, fees, additions to tax or penalties applicable thereto (including by reason of any delay in payment), arising from any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, any Transaction Document (excluding, for greater certainty, any taxes on the general income of the Lenders.)

“Permitted Indebtedness” means the following Indebtedness:

(i)          The Obligations;

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(ii)         Indebtedness evidenced by capital leases or secured by purchase money Liens; provided that such purchase money Indebtedness when incurred by a Person shall not exceed the purchase price of the asset(s) financed, or in the case of capital leases, the amount of Indebtedness evidenced thereby, and shall not exceed, at the time they were entered into, the lesser of cost or fair market value of the property so leased;

(iii)        Indebtedness existing as of the Agreement Date and set forth on Exhibit B and paid only pursuant to the provisions of the agreements evidencing such Indebtedness set forth on such Exhibit;

(iv)        Indebtedness in respect of netting services, overdraft protections and other similar and customary services in connection with deposit accounts;

(v)         Indebtedness owed by the Borrower or any Subsidiary to the Borrower or any such Subsidiary;

(vi)        Performance bonds, surety bonds, bank guaranties and similar instruments incurred in the ordinary course of business;

(vii)       Guarantees with respect to any Indebtedness that is Permitted Indebtedness;

(viii)      Five hundred thousand Dollars ($500,000) of indebtedness plus interest as applicable, owing to the City of Minnetonka, Minnesota (the “Minnesota Loan”);

(ix)         Letters of Credit established for the account of the Borrower and its Subsidiaries to facilitate customer installation;

(x)          Any refinancing, renewals, extensions, increases or replacements of Indebtedness above at a market rate of interest so long as no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing (plus the amount of any customary charges); and

(xi)         Indebtedness existing as of the date hereof and set forth on Exhibit B.

“Permitted Liens” means:

(i)          Liens existing on the Agreement Date and set forth on Exhibit C attached hereto, and any renewals or extensions thereof, provided that the property covered thereby is not increased;

(ii)         Liens in favor of the Lenders;

(iii)        Statutory Liens created by operation of applicable law;

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(iv)         Liens arising in the ordinary course of business and securing obligations that are not overdue or are being contested in good faith by appropriate proceedings;

(v)          Liens for taxes, assessments or governmental charges or levies not overdue and payable or that are being contested in good faith by appropriate proceedings;

(vi)         Liens arising from judgments, decrees or attachments for sums not exceeding $50,000 in circumstances not constituting an Event of Default;

(vii)        Liens in favor of financial institutions arising in connection with accounts maintained in the ordinary course of the Borrower’s and its Subsidiaries’ business held at such institutions to secure standard fees for services charged by, but not financing made available by, such institutions’;

(viii)      Liens securing Indebtedness permitted pursuant to clause (ii) of the definition of Permitted Indebtedness;

(ix)         Pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(x)          Deposits to secure (i) the performance of tenders, bids, trade contracts, licenses and leases, statutory obligations, surety bonds, performance bonds, bank guaranties and other obligations of a like nature incurred in the ordinary course of business (including earnest money deposits in respect of any acquisition), or (ii) indemnification obligations relating to any disposition;

(xi)         Easements, rights of way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially interfere with the conduct of the business of the applicable Person;

(xii)        Leases, licenses or subleases granted to others in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Subsidiaries;

(xiii)       Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code (or equivalent in foreign jurisdictions) on items in the course of collection;

(xiv)       Licenses of intellectual property granted by the Borrower or any of its Subsidiaries required in connection with the sale of the Borrower’s products in the ordinary course of business and not interfering in any material respect with the conduct of business of the Borrower and its Subsidiaries;

(xv)        Good faith deposits required in connection with any acquisition;

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(xvi)       To the extent constituting a Lien, escrow arrangements securing indemnification obligations associated with any acquisition;

(xvii)      Liens (i) on advances of cash or cash equivalents in favor of the seller of any property to be acquired by the Borrower or any of its Subsidiaries to be applied against the purchase price for such acquisition; provided, that (x) the aggregate amount of such advances of cash or cash equivalents shall not exceed the purchase price of such acquisition and (y) the property is acquired within 90 days following the date of the first such advance so made; and (ii) consisting of an agreement to dispose of any property in a disposition of assets, in each case, solely to the extent such acquisition or disposition, as the case may be, would have been permitted on the date of the creation of such Lien; and

(xviii)     Liens on cash collateral securing reimbursement obligations of the Borrower and its Subsidiaries under letters of credit.

“Permitted Restricted Cash” means restricted cash as set forth on the Borrower’s consolidated balance sheet to the extent such cash is restricted for the payment of the Borrower’s suppliers and provided that the Borrower also has entered agreements with its customers guaranteeing payment on delivery of the Borrower’s products and provided the terms and conditions of such payment are the same as the conditions of release of the restricted cash.

“Person” means and includes any natural person, individual, partnership, joint venture, corporation, trust, limited liability company, limited company, joint stock company, unincorporated organization, government entity or any political subdivision or agency thereof, or any other entity.

“Register” has the meaning set forth in Section 1.4(b).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Agreement Date, by and among the Borrower and the Lenders.

“Required Lenders” means Lenders that, taken together, hold Notes evidencing more than 50% of the aggregate outstanding principal amount of the Notes,

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means the annual and other reports filed or furnished by the Borrower with or to the SEC under the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Security Agreements” means, collectively, each guaranty, security agreement, pledge agreement, patent and trademark security agreement and all other agreements, instruments and document executed and/or delivered to the Lenders by each Credit Party and its Subsidiaries which shall guaranty the Obligation and pledge or grant a first priority lien on all of the assets of such Credit Party and its Subsidiaries.

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“Subsidiary or Subsidiaries” means, as to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Tax Affiliate” means (a) the Borrower and its Subsidiaries and (b) any Affiliate of the Borrower with which the Borrower files or is required to file consolidated, combined or unitary tax returns.

“Taxes” means all present or future taxes, levies, imposts, stamp or other duties, fees, assessments, deductions, withholdings, and other charges imposed by any Government Authority, and all liabilities with respect thereto, together with any interest, fees, additions to tax or penalties applicable thereto (including by reason of any delay in payment).

“Threshold” means any time when the number of common shares of the Borrower that would be issuable upon a Cash Exercise (as defined in the Warrant) of the Warrants (regardless of whether such exercise actually occurs) held by all Lenders would equal or exceed 600,000 common shares of the Borrower (subject to appropriate adjustments to reflect any stock splits, combinations, reclassification or other similar events).

“Transaction Documents” means this Agreement, the Notes, the Security Agreements, the Guaranties, the Warrants and the Registration Rights Agreement, and any other document or instrument delivered in connection with any of the foregoing and dated the Agreement Date or subsequent thereto, whether or not specifically mentioned herein or therein.

“Warrants” has the meaning given to it in Section 2.10.

“Warrant Shares” has the meaning set forth in Section 3.1(u).

Section 1.2      Interpretation. In this Agreement, unless the context otherwise requires, all words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties requires and the verb shall be read and construed as agreeing with the required word and pronoun; the division of this Agreement into Articles and Sections and the use of headings and captions is for convenience of reference only and shall not modify or affect the interpretation or construction of this Agreement or any of its provisions; the words “herein,” “hereof,” “hereunder,” “hereinafter” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular Article or Section hereof; the words “include,” “including,” and derivations thereof shall be deemed to have the phrase “without limitation” attached thereto unless otherwise expressly stated; references to a specified Article, Exhibit, Section or Schedule shall be construed as a reference to that specified Article, Exhibit, Section or Schedule of this Agreement; and any reference to any of the Transaction Documents means such document as the same shall be amended, supplemented or modified and from time to time in effect.

Section 1.3     Business Day Adjustment. If the day by which a payment is due to be made is not a Business Day, that payment shall be made by the next succeeding Business Day unless that next succeeding Business Day falls in a different calendar month, in which case that payment shall be made by the Business Day immediately preceding the day by which such payment is due to be made.

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Section 1.4      Register

(a)           The Borrower shall record on its books and records the amount of the Loan, the interest rate applicable, all payments of principal and interest thereon and the principal balance thereof from time to time outstanding. Such record shall, absent manifest error, be conclusive evidence of the amount of the Loan made by the Lenders to the Borrower and the interest and payments thereon.

(b)          The Borrower shall establish and maintain at its address referred to in Section 6.1, a record of ownership (the “Register”) in which the Borrower agrees to register by book entry the interests (including any rights to receive payment of principal and interest hereunder) of each Lender in the Loan and each Note, and any assignment of any such interest, and (ii) accounts in the Register in accordance with its usual practice in which it shall record (1) the names and addresses of the Lenders (and any change thereto pursuant to this Agreement), (2) the amount of the Loan and each Note and each funding of any participation therein, (3) the amount of any principal or interest due and payable or paid, and (4) any other payment received by the Lenders from the Borrower and its application to the Loan and each Note.

(c)          Notwithstanding anything to the contrary contained in this Agreement, the Loan (including any Notes evidencing the Loan) is a registered obligation, the right, title and interest of the Lenders and their assignees in and to the Loan shall be transferable only upon notation of such transfer in the Register and no assignment thereof or participation therein shall be effective until recorded therein.

(d)          The Borrower and the Lenders shall treat each Person whose name is recorded in the Register as a Lender (and as the owner of the amounts owing to it under the Loan and/or a Note as reflected in the Register) for all purposes of this Agreement. Information contained in the Register with respect to any Lender shall be available for access by the Borrower or such Lender at any reasonable time and from time to time upon reasonable prior notice.

Section 1.5      Definition of “Knowledge.” For purposes of the Transaction Documents, whenever a representation or warranty is made to Borrower’s knowledge or awareness, to the “best of” Borrower’s knowledge, or with a similar qualification, knowledge or awareness means such knowledge of such fact or other matter as would have been discovered after a reasonable inquiry of any of the officers, directors, employees and consultants of the Borrower as of the Agreement Date who would be expected to have knowledge or awareness of such fact or matter under the circumstances.

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ARTICLE 2

AGREEMENT FOR THE LOAN

Section 2.1      Use of Proceeds. The proceeds of the Loan will be used for general corporate purposes.

Section 2.2      Disbursement. Subject to the conditions set forth in Article 4, the Lenders shall advance Loans to the Borrower in one disbursement (the “Disbursement”) on, or as soon as reasonably possible after the Agreement Date and in any event no later than two (2) Business Days after the Agreement Date.

Section 2.3      Payment.

(a)         (i) The Borrower shall pay to the Lenders the outstanding principal amount of the Notes on the earlier of (x) the Final Payment Date, (y) the date the principal amount of the Notes becomes due and payable following an Event of Default and (z) the date the Put Price (as such term is defined in Section 5.3) becomes due and payable following the delivery of a Put Notice (as such term is defined in Section 5.3) pursuant to Section 5.3. Except as set forth in subsection (ii) below, the Borrower may not prepay the Notes without the written consent of the Required Lenders until on or after the third anniversary of the Agreement Date (the “Third Anniversary”) and then only (i) upon 20 days’ notice, (ii) in the aggregate amount of 104% of the sum of the principal amount of the Notes then outstanding, accrued and interest thereon and other Obligations then payable.

(ii) The Borrower may prepay the Notes prior to the Third Anniversary upon satisfaction of the conditions set forth in subsection (i) above and payment of all interest that would have accrued and been payable through the Third Anniversary if no such prepayment had been made.

(b)         The Borrower shall pay to the Lenders 33-1/3% of the original principal amount of the Notes on the Third Anniversary (the “First Payment”) and 33-1/3% of such original principal amount on the fourth anniversary of the Agreement Date (the “Second Payment”). The Borrower upon 25 days’ prior notice to the Lenders may defer payment of the (i) First Payment to the fourth anniversary of the Agreement Date (the “Fourth Anniversary”) if the aggregate Operating Revenues for the four fiscal quarters preceding the Third Anniversary exceed $60,000,000 (the “Operating Revenues Test”), (ii) First Payment from the Fourth Anniversary to the fifth anniversary of the Agreement Date (the “Fifth Anniversary”) if the First Payment has been deferred to the Fourth Anniversary and the Operating Revenues Test is met for the four fiscal quarters preceding the Fourth Anniversary and (iii) Second Payment to the Fifth Anniversary if the Operating Revenues Test is met for the four fiscal quarters preceding the Fourth Anniversary. The Lenders, at their option, may by 20 days’ prior notice to the Borrower (i) defer payment of the First Payment to the Fourth Anniversary, (ii) defer payment of the First Payment to the Fifth Anniversary if the First Payment has been deferred to the Fourth Anniversary and (iii) defer payment of the Second Payment to the Fifth Anniversary.

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(c)         The Borrower shall prepay the Notes on the Holiday Date in an amount equal to the interest payments added to the outstanding principal amount of the Notes pursuant to Section 2.7(b).

(d)         The Notes shall be deemed prepaid without premium, to the extent a Lender pays the Exercise Price (as such term is defined in the Warrants) through a reduction of the principal amount outstanding under such Lender’s Note in accordance with Section 3(a)(i) of the Warrants. Such prepayment shall be applied first, to accrued and unpaid interest and second, to the principal amount and shall be allocated among the Lenders in accordance with their respective allocations set forth on Schedule 1 hereto as such allocations may be revised by the Lenders from time to time.

Section 2.4      Payments. Payments of any amounts due to the Lenders under this Agreement shall be made in Dollars in immediately available funds prior to 11:00 a.m. New York City time on such date that any such payment is due, at such bank or places as the Lenders shall from time to time designate in writing at least 5 Business Days prior to the date such payment is due. The Borrower shall pay all and any costs (administrative or otherwise) imposed by banks, clearing houses, or any other financial institution, in connection with making any payments under any of the Transaction Documents, except for any costs imposed by the Lenders’ banking institutions.

Section 2.5      Taxes, Duties and Fees.

(a)       Any and all payments under any Transaction Document shall be made, in accordance with this Section 2.5, free and clear of and without deduction for any withholding Taxes except as required by applicable law. If any Taxes are required by law to be withheld from any amounts payable under a Transaction Document, (i) the amount payable shall be increased by as much as shall be necessary so that, after making all required withholdings (including withholdings on the additional amounts), the payee shall receive an amount equal to the sum it would have received had no such withholdings been made (any and all such additional amounts payable shall hereafter be referred to as the “Additional Amounts”), (ii) the payor shall make such withholdings, and (iii) the payor shall pay the full amount withheld to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of such Taxes, the payor shall furnish to the applicable payee the original or a certified copy of a receipt evidencing payment thereof or other evidence of such payment reasonably satisfactory to such payee. Borrower agrees to file, on behalf of each Lender, any necessary withholding Tax returns or statements when due, and will file any information reports with respect to its withholding and other obligations hereunder or under any other Transaction Document as may be required under Canadian law.

(b)       In addition, Borrower agrees to pay, and authorizes the applicable payee to pay in its name (but without duplication), all Other Taxes. Within 30 days after the date of any payment of Other Taxes, Borrower shall furnish to the applicable payee the original or a certified copy of a receipt evidencing payment thereof or other evidence of such payment reasonably satisfactory to such payee.

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(c)       Borrower shall reimburse and indemnify, within 10 days after receipt of demand therefor, each payee for all withholding Taxes and Other Taxes to which this Section 2.5 applies, whether or not such Taxes were correctly or legally imposed or asserted. A certificate of the applicable payee(s) setting forth the amounts to be paid thereunder and delivered to Borrower shall be conclusive, binding and final for all purposes, absent manifest error.

(d)       If any Lender determines in good faith that it has received a refund from a Government Authority relating to Taxes in respect of which the Borrower paid Additional Amounts or made a payment pursuant to Section 2.5(c), such Lender shall promptly pay such refund to the Borrower, net of all out-of-pocket expense (including any Taxes imposed thereon) of such Lender incurred in obtaining such refund, and without interest (other than interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Lender if such Lender is required to repay such refund to such Governmental Authority. Nothing in this Section shall require any Lender to disclose any information it deems confidential (including, without limitation, its tax returns) to any Person, including Borrower.

Section 2.6     Costs, Expenses and Losses. If, as a result of any failure by the Borrower to pay any sums due under this Agreement on the due date therefor (after the expiration of any applicable grace periods), the Lenders shall incur commercially reasonable costs, expenses and/or losses, by reason of the liquidation or redeployment of deposits from third parties or in connection with obtaining funds to maintain the Disbursement, the Borrower shall pay to the Lenders upon request by the Lenders, the amount of such costs, expenses and/or losses within fifteen (15) days after receipt by it of a certificate from the Lenders setting forth in reasonable detail such costs, expenses and/or losses, along with supporting documentation. For the purposes of the preceding sentence, “costs, expenses and/or losses” shall include, without limitation, any interest paid or payable to carry any unpaid amount and any loss, premium, penalty or expense which may be incurred in obtaining, liquidating or employing deposits of or borrowings from third parties in order to make, maintain or fund the Loan or any portion thereof.

Section 2.7      Interest.

(a)        The outstanding principal amount of the Notes shall bear interest from the Disbursement Date at the Interest Rate (calculated on the basis of the actual number of days elapsed). Except as set forth in subsection (b) below, accrued interest shall be paid commencing on October 1, 2013 and thereafter quarterly in arrears on the first Business Day of each January, April, July and October thereafter (each, an “Interest Payment Date”).

(b)        Interest accrued on each of the first five Interest Payment Dates shall not be paid on such Interest Payment Date, but shall be added on such Interest Payment Date to the outstanding principal amount of the Notes and bear interest as provided herein. For greater certainty, interest will accrue at the Interest Rate (calculated on the basis of the actual number of days elapsed) on the accrued and unpaid interest amounts from time to time that, but for Section 2.7, would be due and payable.

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(c)       For purposes of disclosure under the Interest Act (Canada), where interest is calculated pursuant hereto at a rate based upon a 360 day year (the “First Rate”), it is hereby agreed that the rate or percentage of interest on a yearly basis is equivalent to such First Rate multiplied by the actual number of days in the year divided by 360, as applicable

(d)       Notwithstanding any provision of this Agreement, in no event shall the aggregate “interest” (as that term is defined in Section 347 of the Criminal Code (Canada)) exceed the effective annual rate of interest on the “credit advanced” (as defined therein) lawfully permitted under Section 347 of the Criminal Code (Canada). The effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the Loan and in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Lender will be conclusive for the purposes of such determination.

(e)       For greater certainty, whenever any amount is payable under this Agreement or any Financing Agreement by Borrower as interest or as a fee which requires the calculation of an amount using a percentage per annum, each party to this Agreement acknowledges and agrees that such amount shall be calculated as of the date payment is due without application of the “deemed reinvestment principle” or the “effective yield method”. As an example, when interest is calculated and payable monthly, the rate of interest payable per month is one-twelfth (1/12th) of the stated rate of interest per annum.

(f)        Accrued Interest may be paid in Dollars or Common Shares pursuant to Section 2.11.

Section 2.8      Interest on Late Payments. Without limiting the remedies available to the Lenders under the Transaction Documents or otherwise, to the maximum extent permitted by applicable law, if the Borrower fails to make a required payment of principal or interest with respect to the Notes when due the Borrower shall pay, in respect of such principal and interest at the rate per annum equal to the Interest Rate plus ten percent (10%) for so long as such payment remains outstanding. Such interest shall be payable on demand. For the purposes of this Section 2.8, the Borrower shall not be deemed to have failed to make a required payment of principal or interest with respect to the Notes when due if it has initiated such payment and receipt of such payment by the Borrower is delayed due to circumstances beyond the control of the Borrower and for a period of one Business Day after such circumstances are no longer continuing.

Section 2.9      Fee and Costs. On the Agreement Date, the Borrower shall pay to such entity as the Lenders shall direct a fee in the amount of $500,000 for entering into the Transaction Documents, which fee shall be fully earned on the Agreement Date. The Borrower shall reimburse the Lenders for their costs and expenses, including reasonable attorney’s fees to a maximum of $200,000, in connection with the completion of the Transaction Documents.

Section 2.10    Delivery of Warrants.

(a)         On the Agreement Date, the Borrower shall issue to the Lenders warrants to purchase 6,100,000 Common Shares in substantially the form set forth on Exhibit D hereto (the “Warrants”). The Warrants shall contain an initial Exercise Price of $1.94.

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(b)         All Warrants issued pursuant to this Section 2.10 shall be allocated among the Lenders as set forth on Schedule 1.

Section 2.11    Payment of Interest in Common Shares..

(a)         Share Issuance Right. In lieu of making any payment of accrued and unpaid interest that becomes due and payable from and after any Interest Payment Date occurring on or after January 1, 2015 in respect of the Notes in cash and subject to the provisions of this Section 2.11, the Borrower may elect to satisfy all or any such payment by issuing to the Lenders shares of Freely Tradeable Common Shares (a “Common Share Issuance”). Subject to the provisions of this Section 2.11, the Borrower’s exercise of its share issuance rights under this Section 2.11 shall be deemed to satisfy its obligation to pay any accrued and unpaid interest in respect of which such share issuance right is being exercised as of the Interest Payment Date. For the avoidance of doubt, interest payments that are added to the outstanding principal amount of the Notes pursuant to Section 2.7(b) shall not be payable through Common Share Issuances.

(b)         Exercise of Share Issuance Rights. Subject to the provisions of this Section 2.11, upon written notice given at least 10 Trading Days prior to the applicable date on which interest would otherwise be due under Section 2.7 hereunder, the Borrower may deliver to the Lenders notice by electronic mail (a “Share Issuance Notice”) of its intention to cause Common Share Issuances to be made pursuant to the provisions of this Section 2.11 in satisfaction of payment of interest under the Notes on such Interest Payment Date; provided, however, that the Borrower may not deliver a Share Issuance Notice (i) upon and during the continuation of an Event of Default (as defined in Section 5.4), (ii) unless the Borrower has, at the time of such issuance, complied with the “current public information” requirement of Rule 144(c) under the Securities Act, (iii) during the occurrence of a Delisting Event (as defined below), (iv) at any time following receipt of a Major Transaction Notice, (iv) unless all material information regarding the Borrower has been publicly disclosed in reports filed pursuant to the Exchange Act, (v) if, as of the close of business on the Trading Day preceding the date of the Share Issuance Notice, the Borrower’s market capitalization is less than the Applicable Market Capitalization Amount (as defined below) or, (vi) if the closing bid price for the Borrower’s Common Shares as of the last Trading Day preceding the date of the Share Issuance Notice on the Principal Market (as defined below) on which the Borrower’s Common Shares are listed, traded or quoted is less than $1.00 per share. Subject to such provisions, a Share Issuance Notice shall be irrevocable and shall specify the aggregate amount of interest under the Notes that the Borrower intends to satisfy by issuing Common Shares to the Lenders on the applicable Interest Payment Date (the “Share Issuance Amount”).

For purposes herein, a “Delisting Event” shall be deemed to have occurred if the Common Shares cease to be listed, traded or publicly quoted on the Principal Market (as defined below) on which Common Shares are listed as of such date, and shall continue until such shares are relisted or requoted on either the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market (each, a “Principal Market”).

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For purposes herein, “Freely Tradeable Common Shares” means, with respect to any Common Shares issued pursuant to this Section 2.11, such shares are eligible for resale by the Lenders that are not affiliates (as defined in Rule 144(a)(1) of the Securities Act) of the Borrower without restriction and without the need for registration under all applicable federal or state securities laws; provided that, the Borrower shall have delivered to the Lenders an opinion of counsel reasonably satisfactory to the Lenders, substantially in the form attached as Exhibit E relating to such Common Shares.

For purposes herein, the “Applicable Market Capitalization” shall mean $50 million calculated based upon the product of (x) the number of issued and outstanding Common Shares as of the date of calculation (exclusive of any shares issuable upon the exercise of options or warrants or conversion of any convertible securities), multiplied by (y) the average closing bid price for the Borrower’s Common Shares as of the preceding five Trading Days on the Principal Market on which the Borrower’s Common Shares are listed, traded or quoted; provided, however, that if the market capitalization based upon the last closing bid price for the Borrower’s Common Shares as of the preceding Trading Day on the Principal Market on which the Borrower’s Common Shares are listed, quoted or traded is less than $40 million, the Applicable Market Capitalization Amount shall be deemed not to have been satisfied.

(c)         Common Share Issuance on Interest Payment Date. If the Borrower has elected to make a Common Share Issuance on the applicable Interest Payment Date, the Borrower shall issue to the Lenders a number of Common Shares (the “Interest Payment Shares”) equal to the quotient of (1) the Share Issuance Amount and (2) the Interest Payment Price in effect on the applicable Interest Payment Date. By no later than 10:00 a.m., New York City time, on the Interest Payment Date, the Borrower shall credit the shares underlying the Common Share Issuance, to which the Lender shall be entitled to the Lender’s or its designee’s balance account with The Depositary Trust Company (“DTC”) through its Deposit Withdrawal Agent Commission system. For purposes herein, “Trading Day” means any day on which the Common Shares are traded for at least two hours on a Principal Market. For purposes herein, “Interest Payment Price” shall mean, the lesser of (i) 95% of the average of the Volume Weighted Average Prices for the Borrower’s Common Shares for the twenty (20) Trading Day period prior to the Interest Payment Date (the “VWAP Period”) or (ii) 95% of the closing bid price for the Borrower’s Common Shares as of the last Trading Day of the VWAP Period on the Principal Market on which the Borrower’s Common Shares are listed, traded or quoted. For purposes herein, “Volume Weighted Average Price” means the daily volume weighted average sale price of such security on the Principal Market where such security is listed or traded as reported by Bloomberg Financial Markets or an equivalent, reliable reporting service (“Bloomberg”) mutually acceptable to and hereafter designated by the Lenders and the Borrower or, if no volume weighted average sale price is reported for such security, then the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security that are listed in the over the counter market by the Financial Industry Regulatory Authority, Inc. or on the “over the counter” Bulletin Board (or any successor) or in the “pink sheets” (or any successor) by the OTC Markets Group, Inc. (collectively, the “OTC Market”). If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the volume weighted average price shall be the fair market value as mutually determined by the Borrower and the Required Lenders.

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(d)      Borrower Reporting. The Borrower shall furnish to the SEC a Report on Form 6-K, disclosing the Borrower’s delivery of a Share Issuance Notice, no later than 8:35 a.m., New York City time, on the first Trading Day following the date on which the Share Issuance Notice has been sent to the Lenders.

(e)      Limitations on Share Issuances. Notwithstanding anything herein to the contrary, (i) no payments of interest on the Notes may be made in Common Shares to the extent that the number of shares so issued, together with the number of other Common Shares beneficially owned by a Lender and its affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Lender for purposes of  Section 13(d) of the Exchange Act, including any shares held by any “group” of which the Lender is a member, but exclusive of shares issuable at such time upon exercise or conversion of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitations set forth in this Section 2.11(e), would exceed 9.985% of the total number of Common Shares of the Borrower then issued and outstanding and (ii) the maximum number of Common Shares that the Borrower may issue pursuant to the provisions of this Section 2.11 may not exceed 4,253,895 shares (subject to adjustment to reflect any stock split, stock combination, reclassification or similar event). Subject to the compliance with the other provisions contained herein (including, without limitation, clause (ii) of this subsection (e)), the Lenders agree to use commercially reasonable efforts (which may include, without limitation, disposing of Common Shares prior to a Common Share Issuance under the terms hereof) to enable the Borrower to issue on any Interest Payment Date on which the Borrower elects to make a Common Share Issuance under the terms hereof, the Interest Payment Shares issuable on such Interest Payment Date without causing the violation of the provisions of clause (i) of this subsection (e).

(f)      Allocation of Shares Underlying Common Share Issuances. All Common Shares issuable to the Lenders under Common Share Issuances pursuant to this Section 2.11 shall be allocated pro rata among the Notes based on the outstanding principal amount of the Notes, in each case unless the Lenders notify the Borrower in writing of any different allocation ratio.

(g)      Issuance of Shares Underlying Interest Share Issuances. It shall be a condition precedent to the delivery of Common Shares pursuant to this Section 2.11 that (i) approval for such issuance shall have been obtained from the applicable stock exchange, (ii) such Common Shares shall be duly authorized by all necessary corporate action, (iii) when issued in accordance with the terms hereof such Common Shares shall be validly issued and outstanding and fully paid and nonassessable, and (iv) when such Common Shares have been issued to the Lenders, the Lenders shall be entitled to all rights accorded to a holder and beneficial owner of Common Shares.

(h)      Failure to Deliver Interest Payment Shares. If the Borrower fails on any Interest Payment Date to take all actions within its reasonable control to cause the delivery of the Interest Payment Shares required to be delivered on that date, and such failure is not cured within one (1) Trading Day following such Interest Payment Date (a “Share Delivery Failure”), no interest due under the Notes shall be reduced in respect of such Interest Payment Shares until such Interest Payment Shares are actually issued and, in addition to all other obligations under this Section 2.11, the Borrower shall be obligated to promptly pay to the Lenders, for each day that such Share Delivery Failure occurs, an amount equal to 5% of the dollar amount of interest payments due on the applicable Interest Payment Date.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1        Representations and Warranties of the Borrower. The Borrower represents and warrants as of the Agreement Date that except as set forth in a Schedule to this Agreement or in the SEC Reports filed or furnished since January 1, 2013:

(a)      Each Credit Party is conducting its business in compliance with its Organizational Documents, which are in full force and effect with no material defaults outstanding thereunder.

(b)      No Default or Event of Default (or any other material default or event of default, however described) has occurred under any of the Transaction Documents.

(c)      Each Credit Party (i) is capable of paying its debts as they fall due, is not unable and has not admitted its inability to pay its debts as they fall due, (ii) is not bankrupt or insolvent and (iii) has not taken action, and no such action has been taken by a third party, for the winding up, dissolution, or liquidation of its business or similar executory or judicial proceeding or for the appointment of a liquidator, custodian, receiver, trustee, administrator or other similar officer for such Credit Party or any or all of its assets or revenues.

(d)      The obligation of the Borrower to make any payment under this Agreement (together with all charges in connection therewith) is absolute and unconditional, and there exists no right of setoff or recoupment, counterclaim, cross-claim or defense of any nature whatsoever to any such payment.

(e)       No Indebtedness of any Credit Party exists other than Permitted Indebtedness.

(f)       Each Credit Party is validly existing as a juridical entity, in good standing under the laws of the jurisdiction of its organization. Each Credit Party has full power and authority to own its properties and conduct its business, and is duly qualified to do business as a foreign entity and is in good standing (or equivalent concept) in each jurisdiction in which the conduct of its business makes such qualification necessary and in which the failure to so qualify would have a Material Adverse Effect.

(g)      There is not pending or, to the knowledge of the Borrower, threatened, any action, suit or other proceeding before any Government Authority (a) to which a Credit Party is a party or (b) which has as the subject thereof any assets owned by a Credit Party. There are no current or, to the knowledge of the Borrower, pending, legal, governmental or regulatory enforcement actions, suits or other proceedings to which a Credit Party or any of its assets is subject.

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(h)        The Transaction Documents have been duly authorized, executed and delivered by each Credit Party, and constitute the valid, legal and binding obligation of such Credit Party enforceable in accordance with their terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). The execution, delivery and performance of the Transaction Documents by the Credit Parties and the consummation of the transactions therein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien, other than Liens in favour of the Lenders, upon any assets of any Credit Party pursuant to, any agreement to which a Credit Party is a party or by which a Credit Party is bound or to which any of the assets of any Credit Party are subject, (B) result in any violation of or conflict with the provisions of its Organizational Documents or (C) result in the violation of any law or any judgment, order, rule, regulation or decree of any Government Authority. No consent, approval, authorization or order of, or registration or filing with any Government Authority is required for the execution, delivery and performance of any of the Transaction Documents or for the consummation by the Credit Parties of the transactions contemplated hereby except for such registrations and filings in connection with the entry into the Transaction Documents and issuance of the Warrants and Warrant Shares pursuant to the Transaction Documents that are necessary to comply with applicable federal, state or provincial securities laws and filings contemplated by the Security Agreements and each Credit Party has the power and authority to enter into the Transaction Documents and to consummate the transactions contemplated under the Transaction Documents.

(i)         Each Credit Party holds, and is operating in compliance in all material respects with, all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of any Government Authority (collectively, “Necessary Documents”) required for the conduct of its business except where the failure to do so would not result in a Material Adverse Effect and all Necessary Documents are valid and in full force and effect; and no Credit Party has received written notice of any revocation or modification of any Necessary Document and no Credit Party has reason to believe that any Necessary Document will not be renewed in the ordinary course; and each Credit Party is in compliance in all material respects with all applicable federal, state, local and foreign laws, regulations, orders and decrees applicable to the conduct of its business, except as would not, individually or in the aggregate, result in a Material Adverse Effect.

(j)         Each Credit Party has good and marketable title to all of its assets free and clear of all Liens except Permitted Liens. The property held under lease by each Credit Party is held under valid, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any material respect with the conduct of the business of any Credit Party.

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(k)        Each Credit Party owns or has the right to use pursuant to a valid and enforceable written license, implied license or other legally enforceable right, all of the Intellectual Property (as defined below) that is necessary for the conduct of its business as currently conducted (the “IP”). The IP (excluding third-party IP that a Credit Party has a right to use pursuant to a valid and enforceable written license, implied license or other legally enforceable right) that is registered with or issued by a Government Authority is valid and enforceable; there is no outstanding, pending, or, to the knowledge of the Borrower, threatened action, suit, other proceeding or claim by any third person challenging or contesting the validity, scope, use, ownership, enforceability, or other rights of any Credit Party in or to any IP (except for any rejections or objections that may have been issued by the applicable patent, trademark or intellectual property office in the ordinary course of prosecution of applications for registrations for IP) and no Credit Party has received any written notice regarding, any such action, suit, or other proceeding. No Credit Party has infringed or misappropriated any material rights of others. There is no pending or, to the knowledge of the Borrower, threatened action, suit, other proceeding or claim that any Credit Party infringes upon, violates or uses the Intellectual Property rights of others without authorization, and the Borrower has not received any written notice regarding, any such action, suit, other proceeding or claim. Except for non-exclusive rights granted by the Credit Parties to their customers, distributors, resellers and technology collaborators in respect to their products and technologies in the course of licensing, selling and developing such products and technologies, no Credit Party is a party to or bound by any option, license or agreement with respect to IP. The term “Intellectual Property” as used herein means (i) all patents, patent applications, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), (ii) all trademarks, service marks, trade dress, trade names, slogans, logos, and corporate names and Internet domain names, together with all of the goodwill associated with each of the foregoing, (iii) copyrights, copyrightable works, and licenses, (iv) registrations and applications for registration for any of the foregoing, (v) computer software (including but not limited to source code and object code), data, databases, and documentation thereof, (vi) trade secrets and other confidential information, (vii) other intellectual property, and (viii) copies and tangible embodiments of the foregoing (in whatever form and medium).

(l)         No Credit Party is in violation of its Organizational Documents, or in breach of or otherwise in default under, and no event has occurred which, with notice or lapse of time or both, would constitute such breach or other default in the performance of any agreement or condition contained in any agreement under which it may be bound, or to which any of its assets is subject, except for such breaches or defaults as would not result in a Material Adverse Effect.

(m)        All income and other material Tax returns, reports and statements (collectively, the “Tax Returns”) required to be filed by any Tax Affiliates have been filed with the appropriate Government Authorities, all such Tax Returns are true and correct in all material respects, and all Taxes, assessments and other governmental charges and impositions reflected therein and all other material Taxes, assessments and other governmental charges otherwise due and payable have been paid prior to the date on which any liability may be added thereto for non-payment thereof except for those contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are maintained on the books of the appropriate Tax Affiliate in accordance with GAAP. As of the Agreement Date, the Borrower has no knowledge of any tax deficiency with respect to its taxes which, if determined adversely, could reasonably be expected to be materially adverse to the Borrower. Based on its current expectations, the Borrower will not be “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the fiscal year ending December 31, 2013 and does not currently expect to be a PFIC in any subsequent fiscal year, and does not own any direct or indirect equity interest (or option to acquire equity interests) in any entity that is expected to be a PFIC in respect of its current or any subsequent fiscal year. The Borrower is not (and would not be following delivery of all Warrant Shares and all other shares of stock permitted to be delivered hereunder or under the Notes in lieu of cash payments) a “controlled foreign corporation” (“CFC”) within the meaning of Section 957(a) of the Code, and does not own 10% or more of the voting shares of any entity that is a CFC.

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(n)        No Credit Party has granted rights to develop, manufacture, produce, assemble, distribute, license, market or sell its products, services or Intellectual Property to any other Person and is not bound by any agreement that affects the exclusive right of a Credit Party to develop, manufacture, produce, assemble, distribute, license, market or sell its products, services or Intellectual Property other than for (i) such distribution agreements entered into by any of the Credit Parties in the ordinary course of business for the distribution of its products; and (ii) such research agreements entered into by any of the Credit Parties in the ordinary course of business with hospitals, universities and other educational institutions.

(o)        Each Credit Party: (A) at all times has complied in all material respects with all Applicable Laws, (B) has not received any warning letter or other correspondence or notice from the FDA or from any other Government Authority alleging or asserting noncompliance with Applicable Laws; (C) possesses and complies in all material respects with all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any Applicable Laws (together, the “Authorizations”) which are valid and in full force and effect and has not received any notice from the FDA or any other Government Authority alleging or asserting noncompliance with any Authorizations; (D) has not received written notice that any Government Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke any Authorization and the Borrower has no knowledge that any Government Authority is considering such action; and (E) has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations, except as would not have a Material Adverse Effect. There is no false or misleading information or significant omission in any of the submissions by any Credit Party to the FDA or any other Government Authority. Each Credit Party has fulfilled and performed its obligations under all Authorizations, and no event has occurred or condition or state of facts exists which would constitute a breach or default under, or would cause a revocation or termination of, any Authorization.

(p)        The financial statements of the Borrower dated as of June 30, 2012 annexed as Exhibit F together with the related notes fairly present the financial condition of the Borrower and its Subsidiaries as of the dates indicated and the results of operations and changes in cash flows for the periods therein specified in conformity with GAAP consistently applied throughout the periods involved, subject, in the case of unaudited financial statements, to year-end adjustments; and, except as disclosed in such Exhibit, there are no material off-balance sheet arrangements or any other relationships with unconsolidated entities or other persons, that may have a current or future effect on the Credit Parties’ financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.

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(q)        The Borrower maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for material assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(r)          (i) To the knowledge of the Borrower, no “prohibited transaction” as defined under Section 406 of ERISA or Section 4975 of the Code, or any individual or class exemption issued and not exempt under ERISA Section 408 and the regulations and published interpretations thereunder has occurred with respect to any Employee Benefit Plan, except as for such transactions that would not have a Material Adverse Effect, (ii) at no time within the last seven (7) years has the Borrower or any ERISA Affiliate maintained, sponsored, participated in, contributed to or has or had any liability or obligation in respect of any Employee Benefit Plan subject to Section 302 of ERISA, Title IV of ERISA, or Section 412 of the Code or any “multiemployer plan” as defined in Section 3(37) of ERISA or any multiple employer plan for which the Borrower or any ERISA Affiliate has incurred or could incur liability under Section 4063 or 4064 of ERISA, (iii) no Employee Benefit Plan represents any current or future liability for retiree health, life insurance, or other retiree welfare benefits except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state law, (iv) each Employee Benefit Plan is and has been operated in compliance with its terms and all applicable laws, including but not limited to ERISA and the Code, except for such failures to comply that would not have a Material Adverse Effect, (v) no event has occurred (including a “reportable event” as such term is defined in Section 4043 of ERISA) and no condition exists that would subject the Borrower or any ERISA Affiliate to any tax, fine, lien, penalty or liability imposed by ERISA, the Code or other applicable law, except for any such tax, fine, lien, penalty or liability that would not, individually or in the aggregate, have a Material Adverse Effect, (vi) the Borrower does not maintain any Foreign Benefit Plan, (vii) the Borrower does not have any obligations under any collective bargaining agreement. As used in this clause (s), “Employee Benefit Plan” means any material “employee benefit plan” within the meaning of  Section 3(3) of ERISA, including, without limitation, all stock purchase, stock option, stock based severance, employment, change in control, medical, disability, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (A) any current or former employee, director or independent contractor of the Borrower or any of its Subsidiaries has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Borrower or any of its respective Subsidiaries or (B) the Borrower or any of its Subsidiaries has had or has any present or future obligation or liability; “ERISA” means the Employee Retirement Income Security Act of 1974, as amended; “ERISA Affiliate” means any member of the Borrower’s controlled group as defined in Code Section 414 (b), (c), (m) or (o); and “Foreign Benefit Plan” means any Employee Benefit Plan established, maintained or contributed to outside of the United States of America or which covers any employee working or residing outside of the United States.

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(s)        The chart attached hereto as Exhibit G describes the Borrower and its Subsidiaries and Affiliates.

(t)         Subsequent to December 31, 2012, the Borrower has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there has not been any change in its capital stock, or any issuance of options, warrants, convertible securities or other rights to purchase its capital stock.

(u)        All of the issued and outstanding shares of capital stock of the Borrower are duly authorized and validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state and foreign securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing; the Warrants and the Common Shares issuable upon exercise of the Warrants (the “Warrant Shares”), have been duly authorized and the Warrant Shares, when issued, delivered and paid for in accordance with the terms of the Warrants, will have been validly issued and will be fully paid and nonassessable. There are no preemptive rights or other rights to subscribe for or to purchase, or any restriction upon the voting or transfer of any shares of Common Shares issuable upon exercise of the Warrants pursuant to the Organizational Documents or any agreement to which the Borrower or any of its Subsidiaries is a party or by which the Borrower or any of its Subsidiaries is bound. As of the date of this Agreement, all of the issued and outstanding shares of capital stock of each of the Borrower’s Subsidiaries have been duly and validly authorized and issued and, in the case of a corporation that is not a Foreign Subsidiary, are fully paid and nonassessable, and the Borrower owns of record and beneficially, free and clear of any claims, Liens (other than Permitted Liens) and voting proxies, all of the issued and outstanding shares of such stock.

(v)        All products designed, developed, manufactured, prepared, assembled, packaged, tested, labeled, distributed or marketed by or on behalf of the each Credit Party that are subject to the jurisdiction of the FDA or a comparable government authority have been and are being designed, developed, tested, manufactured, prepared, assembled, packaged, distributed, labeled and marketed in compliance with the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder and all other Applicable Laws and Authorizations (each a “Requirement of Law”), including, without limitation, clinical and non-clinical evaluation, product approval or clearance, good manufacturing practices, labeling, advertising and promotion, record-keeping, establishment registration and device listing, reporting of recalls, and adverse event reporting, and have been and are being tested, investigated, designed, developed, manufactured, prepared, assembled, packaged, labeled, distributed, marketed, and sold in compliance with each applicable Requirement of Law.

(w)       (i) Each Credit Party and its contract manufacturers are, and have been for the past six calendar years, in compliance with, and each of its products in current commercial distribution is designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, and processed in compliance with, the Quality System Regulation set forth in 21 C.F.R. Part 820, or comparable quality management system, including, but not limited to, ISO 13485, as applicable, (ii) each Credit Party is in compliance with the written procedures, record-keeping and reporting requirements required by the FDA or any comparable government authority pertaining to the reporting of adverse events and recalls involving any of the Borrower’s products, including, as the case may be, Medical Device Reporting set forth in 21 C.F.R. Part 803 and Reports of Corrections and Removals set forth in 21 C.F.R. Part 806, (iii) each Credit Party’s products are and have been labeled, promoted, and advertised in accordance with their Permit or within the scope of an exemption from obtaining such Permit, and (iv) each Credit Party’s establishments are registered with the FDA, as applicable, and each product of each Credit Party, if any, is listed with the FDA under the applicable FDA registration and listing regulations for medical devices.

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(x)        Neither the Borrower nor any of its Subsidiaries, or any of its or their Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Warrants and/or the Warrant Shares.

(y)        Assuming the accuracy of each of the representations and warranties set forth in Section 3.3, none of the Borrower, its Subsidiaries, any of their Affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Notes, the Warrants or the Warrant Shares (collectively, the “Securities”) under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Borrower for purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Borrower are listed or designated. None of the Borrower, its Subsidiaries, their Affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(z)        Since December 31, 2012, the Borrower has filed or furnished when due (including any applicable extensions) all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed or furnished prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). Except to the extent that any SEC Document has been revised or superseded by a later-filed or furnished SEC Document, as of their respective dates: (i) the SEC Documents complied in all material respects with the requirements of the Exchange Act; (ii) none of the SEC Documents, when filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (iii) the financial statements of the Borrower included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. The financial statements of the Borrower included in the SEC Documents have been prepared in accordance with U.S. generally accepted accounting principles, consistently applied, during the periods involved (except (x) as may be otherwise indicated in such financial statements or the notes thereto, or (y) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Borrower as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate).

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Section 3.2         Borrower Acknowledgment. The Borrower acknowledges that it has made the representations and warranties referred to in Section 3.1 with the intention of persuading the Lenders to enter into the Transaction Documents and that the Lenders have entered into the Transaction Documents on the basis of, and in full reliance on, each of such representations and warranties.

Section 3.3         Representations and Warranties of the Lenders. Each Lender represents and warrants to the Credit Parties as of the Agreement Date that:

(a)      It understands and agrees that all certificates evidencing the Securities may bear a legend as to transfer and exercise restrictions imposed by the Securities Act, including as set forth in, and subject to the terms and conditions of, the Warrants.

(b)      Such Lender is duly organized and validly existing under the laws of the jurisdiction of its formation.

(c)      Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Lender and constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

(d)      Such Lender has full power and authority to make the Disbursement and to enter into and perform its other obligations under each Transaction Document and carry out the other transactions contemplated thereby.

(e)      Such Lender is acquiring the Securities for its own account, for investment purposes only, and not with a view towards, or for resale in connection with, the sale or distribution thereof in violation of applicable securities laws; provided, however, that by making the representations herein, such Lender does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. Such Lender does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws.

(f)       Such Lender understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Borrower is relying in part upon the truth and accuracy of, and such Lender’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Lender set forth herein in order to determine the availability of such exemptions and the eligibility of such Lender to acquire the Securities.

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(g)     Such Lender understands that except as provided in the Registration Rights Agreement: the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Lender or the holder thereof, as applicable, shall have delivered to the Borrower an opinion of counsel to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration (including, without limitation, pursuant to a so-called “4(1) and a half transaction” in which case such opinion of outside counsel to the Lender or the holder thereof, as applicable, shall be delivered to the Borrower substantially in the form set forth as Exhibit C to the Warrant (subject to the revisions necessary to reflect the type of security being transferred) and shall be the only evidence required by the Borrower in connection with the consummation of such “4(1) and a half transaction”), or (C) such Lender or the holder thereof, as applicable, disposes of such shares pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, in which case such Lender or the holder thereof, as applicable, shall deliver to the Borrower a letter, signature guaranteed, substantially in the form of the investor representation letter in Exhibit D to the Warrant, unless such Lender or the holder thereof, as applicable, notifies the Borrower that it is unable to deliver said letter in which case such Lender or such holder shall deliver such other documents and/or representations as the Borrower considers reasonably necessary to effect such transfer.

(h)     The Securities may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the availability of certain current public information about the Borrower and the resale following the required holding period under Rule 144.

(i)      Such Lender is an “accredited investor” as defined in Regulation D promulgated the Securities Act.

(j)      Such Lender (A) has had reasonable opportunity to ask questions of and receive answers from the Borrower concerning the Transaction Documents, (B) has been permitted access, to such Lender’s satisfaction, to the SEC Reports, and (C) understands that the entry into the Transaction Documents and the investment in the securities issued thereunder is subject to risks as stated in the risk factors disclosed in the SEC Reports or as otherwise may be applicable to similar investments and acknowledges that it has had an opportunity to review, and upon review, fully understands such risk factors.

ARTICLE 4

CONDITIONS OF DISBURSEMENT

Section 4.1        Conditions to Disbursement. The obligation of the Lenders to make the Disbursement shall be subject to the fulfillment of the following conditions:

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(a)      The Lenders shall have received executed counterparts of the Transaction Documents, a certificate as to Organizational Documents, resolutions and incumbency and an opinion of its counsel reasonably acceptable to the Lenders;

(b)      All actions required to be taken by the Borrower pursuant to Section 2.10 shall have been taken; and

(c)       No Default or Event of Default has occurred or would result from the Disbursement.

ARTICLE 5

COVENANTS AND EVENTS OF DEFAULT

Section 5.1          Affirmative Covenants.         Unless the Required Lenders shall otherwise agree:

(i)       Each Credit Party and its Subsidiaries shall maintain its existence and qualify and remain qualified to do its business as currently conducted, except where the failure to so maintain such qualification would not reasonably be expected to have a Material Adverse Effect.

(ii)      Each Credit Party and its Subsidiaries shall comply in all material respects with all Applicable Laws, except where the necessity of compliance therewith is contested in good faith by appropriate proceedings or where the failure to comply would not have a Material Adverse Effect.

(iii)     Each Credit Party shall obtain and its Subsidiaries shall make and keep in full force and effect all Authorizations required to conduct their businesses, except where the failure to do so would not have a Material Adverse Effect.

(iv)     The Borrower shall promptly notify the Lenders of the occurrence of (i) any Default or Event of Default, (ii) any claims, litigation, arbitration, mediation or administrative or regulatory proceedings (individually,a “Claim”) that are instituted or threatened against any Credit Party or its Subsidiaries other than a Claim that demands less than $50,000; provided that, if any Credit Party or any of its Subsidiaries has outstanding any class of publicly traded securities, such notice shall be given concurrently with public disclosure of any such event, (iii) any reporting of device recalls, device failures or material adverse events or deaths in connection with any of the products of any Credit Party or any of its Subsidiaries, (iv) an event that has had, or reasonably could be expected to have, a Material Adverse Effect on the value of any Intellectual Property and (v) each event which, at the giving of notice, lapse of time, determination of materiality or fulfillment of any other applicable condition (or any combination of the foregoing), would constitute an event of default (however described) under any Transaction Document.

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(v)        (i) If the Borrower is not required to file reports pursuant to Sections 13 or 15(d) of the Exchange Act, the Borrower will provide quarterly financial statements for itself, the other Credit Parties and their Subsidiaries within 45 days after the end of each quarter, and audited annual financial statements within 120 days after the end of each year prepared in accordance with GAAP in the United States with a report thereon by the Borrower’s independent certified public accountants (an “Accountant’s Report”); (ii) the Borrower, and such other of the Credit Parties that are required to file such reports, will timely file with the SEC (subject to appropriate extensions made under Rule 12b-25 under the Exchange Act) any annual reports, quarterly reports and other periodic reports required to be filed pursuant to Section 13 or 15(d) of the Exchange Act; and (iii) the Borrower will provide to the Lenders copies of all documents, reports, financial data and other information not available on the SEC EDGAR system or the SEDAR system and not containing any material non-public information that the Lenders may reasonably request including amendments to Organizational Documents and those of the other Credit Parties promptly after their effectiveness, and cause the Lenders to be permitted to visit and inspect any of the properties of the Credit Parties, and to discuss its affairs, finances with its officers during regular business hours and upon reasonable notice.

(vi)      The Borrower and each other Credit Party will maintain general and professional liability insurance, including products/completed operations liability coverage, and such other insurance coverage in such amounts and with respect to such risks as the Lenders may reasonably request from time to time.

(vii)      For each taxable year (or portion thereof) of the Borrower during which the Warrants are outstanding or any Lender holds Common Shares of the Borrower, the Borrower shall use commercially reasonable efforts not to become a PFIC for such taxable year. For so long as a Lender owns Warrants or Common Shares of the Borrower, upon the request of such Lender the Borrower shall furnish any information reasonably requested by such Lender (and not generally available by reference to Borrower’s publicly available SEC Reports) to confirm whether or not the Borrower is a PFIC; provided, however, that the Borrower shall not be obligated to furnish any information that it has not already publicly disclosed. In addition, for each taxable year of the Borrower during any portion of which the Warrants are outstanding or any Lender holds Common Shares of the Borrower, the Borrower shall make due inquiry of its tax advisors on an annual basis regarding its status as a PFIC and, if Borrower’s tax advisors determine that Borrower became a PFIC for any such taxable year, shall notify each Lender and each Person which is a “Holder” (as defined in the Warrant) of a Warrant (if other than a Lender), in writing, of the determination that the Borrower has become a PFIC for such taxable year by no later than 75 days following the close of such taxable year. With respect to (a) any taxable year in respect of which the Borrower was determined to be a PFIC and (b) each subsequent taxable year during any part of which the Warrants are outstanding or any Lender holds Common Shares of the Borrower, the Borrower shall promptly provide each Lender and each Holder of a Warrant (if other than a Lender) with all information that is required by a United States person holding stock of the Borrower in order to make a valid election to treat the Borrower as a “qualified electing fund” for the purposes of the Code, including a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-(1)(g)(1) (or any successor Treasury Regulation) and all representations and statements required by such Statement, and will take any other steps necessary to facilitate such election by each such Holder. The Borrower understands and agrees that time is of the essence in complying with the foregoing deadlines, and that any failure by the Borrower to so comply will be materially adverse to each Lender and each Holder of a Warrants. Each Lender shall promptly respond to any written inquiry from the Borrower requesting the Lender to inform the Borrower whether it owns any Common Shares of the Borrower. In the event that the Borrower ceases to be a foreign corporation for purposes of Section 1293(a) of the Code, as confirmed to the Lenders by a written opinion of a legal or accounting firm of national standing, then the foregoing provisions of this paragraph shall cease to apply and the Borrower shall no longer be required to comply with the provisions of this paragraph.

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(viii)      Until the later of (a) such date as the Lenders have sold all Warrant Shares or (b) the Warrants no longer remain outstanding, the Borrower shall timely file or furnish with or to the SEC all Borrower SEC Documents as are specified in the Exchange Act and the Borrower shall not terminate its status as an issuer required to file or furnish reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination. Each SEC Document to be filed or furnished by the Borrower, when filed or furnished with the SEC, will comply with all applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Borrower to be included in each SEC Document to be filed or furnished by the Borrower will comply as to form, as of the date of its filing with the SEC, with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, will be prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) and will fairly present in all material respects the consolidated financial position of the Borrower as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments, which will not be material, consistent with past practices and consistently applied.

(ix)      The Borrower agrees to timely file a Form D with respect to the Securities purchased hereunder (including the Warrant Shares) as required under Regulation D promulgated under the Securities Act and to provide a copy thereof, promptly upon request of any Lender. The Borrower shall take any such action as is necessary, as determined in good faith by the Borrower after consulting with counsel, in order to obtain an exemption for, or to qualify the securities purchased hereunder (including the Warrant Shares) for, issuance and sale to the Lenders under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Lender.

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The Borrower shall cause each of its Subsidiaries to comply with each of the agreements set forth in Section 5.1.

Section 5.2           Negative Covenants. Unless the Required Lenders shall otherwise agree:

(i)      The Borrower shall not and shall not permit any other Credit Party or any Subsidiary of a Credit Party to (a) liquidate or dissolve (unless, prior to such liquidation or dissolution, such Subsidiary ceases to own any operating assets or conduct business), or (b) enter into any merger, amalgamation, consolidation or reorganization, unless the Borrower or a Subsidiary is the surviving or resultant corporation following such merger, amalgamation, consolidation or reorganization and provided that a Subsidiary may merge into, or amalgamate or consolidate with, the Borrower or any other Subsidiary without the consent of the Required Lenders. The Borrower and the other Credit Parties shall not establish any Subsidiary unless such Subsidiary executes and delivers to the Lenders a guaranty of the Obligations and security agreement providing for all of its assets to be collateral for the Obligations in substantially the same form as the Guaranty and Security Agreement delivered to the Borrower by IMRIS, Inc., a Delaware corporation, on the Agreement Date Any such Subsidiary shall be deemed to be a Credit Party.

(ii)     The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, (a) enter into any partnership, joint venture, syndicate, pool, profit-sharing or royalty agreement or other combination, or engage in any transaction, whereby its income or profits are, or might be, shared with another Person other than a wholly owned Subsidiary except that a Credit Party or a Subsidiary may enter into arrangements in the ordinary course of business with other Persons relating to product development and commercialization, (b) enter into any management contract or similar arrangement whereby a substantial part of its business is managed by another Person, or (c) distribute, or permit the distribution of, any of its assets, including its intangibles, to any shareholder of a Credit Party or any Subsidiary of a Credit Party or to any Affiliate of a Credit Party; including by way of loans or advances or purchase or redemption of equity interests in a Person.

(iii)    The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, create, incur or suffer any Lien upon any of its assets, other than Permitted Liens.

(iv)    The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, create, incur, assume, guarantee or remain liable with respect to any Indebtedness, other than Permitted Indebtedness.

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(v)       The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, acquire any assets (other than assets acquired in the ordinary course of business consistent with past practices), directly or indirectly, in one or more related transaction, for a consideration, inclusive of assumed Indebtedness, in cash or other property (valued at its fair market value) greater than $1,500,000.

(vi)      The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, engage in any business other than engaged in as of the Agreement Date and businesses reasonably related thereto.

(vii)     The Borrower shall not, and shall not permit any other Credit Party or any Subsidiary of a Credit Party to, directly or indirectly, enter into any transaction with any of its Affiliates, except in the ordinary course of business and upon terms that are no less favorable than would be obtained in a comparable arm’s length transaction with a Person not an Affiliate.

(viii)     For so long as the Lenders meet the Threshold, the Borrower shall not declare or pay any dividend or other distribution on its common shares without the prior written consent from the Required Lenders. Notwithstanding anything herein to the contrary (including, for the avoidance of any doubt, Section 6.11), if the Borrower breaches this Section 5.2(viii), the Borrower shall, within two (2) Business Days following the date of such breach, pay to the Lenders damages in the amount of the greater of (a) $4,000,000 and (b) such other damages as shall be provable in a court of law.

(ix)        For so long as the Lenders meet the Threshold, if at any time the Borrower proposes to declare any dividend or other distribution upon its common shares, the Borrower shall, within two (2) Business Days prior to the establishment of a record date with respect to such dividend or distribution (but in any event prior to the declaration and payment of such dividend or declaration), deliver to the Lenders a notice of such proposed dividend or other distribution that includes the proposed dividend amount and record date, and if the Borrower determines to proceed with such dividend or distribution (including after complying with Section 5.2(viii) above) shall publicly disclose such information no later than two (2) Business Days following the date of such notice.

Section 5.3        Major Transaction Put. The Borrower shall give the Lenders notice (“Major Transaction Notice”) of a Major Transaction at least 20 Business Days prior to the anticipated effective date for such transaction (the “MT Date”) or, if the Borrower has outstanding any class of publicly traded securities, not later than 2 Business Days following the public announcement thereof. The Required Lenders, in the exercise of their sole discretion, may deliver within 5 days after the receipt of a Major Transaction Notice, a notice to the Borrower (the “Put Notice”), declaring that the (a) 104% of the sum of the principal amount of the Notes then outstanding, accrued and unpaid interest thereon and other Obligations then payable, and (b) If the Major Transaction Notice is given prior to the Third Anniversary, all interest that would have accrued and been payable through the Third Anniversary if no such Major Transaction Notice had been given (the “Put Price”) shall become due and payable on the MT Date; provided, however, that the Put Notice is delivered at least 10 Business Days prior to the MT Date or, if notice of such Major Transaction is given by the Borrower less than 20 Business Days prior to the MT Date, at least 7 calendar days prior to the MT Date. If the Lenders deliver a Put Notice, then on the MT Date, the Borrower shall pay the Put Price to the Lenders and the Obligations shall terminate.

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Section 5.4      General Acceleration Provision upon Events of Default. If any event specified in this Section 5.4 shall have happened and be continuing beyond the applicable cure period (each, an “Event of Default”), the Required Lenders, by written notice to the Borrower, may declare the principal of, and accrued and unpaid interest on, the Notes or any part of any of them (together with any other amounts accrued or payable under the Transaction Documents) to be, and the same shall thereupon become, immediately due and payable, without any further notice and without any presentment, demand, or protest of any kind, all of which are hereby expressly waived by the Borrower, and take any further action available at law or in equity, including, without limitation, the sale of the Loan and all other rights acquired in connection with the Loan:

(a)    The Borrower shall have failed to make payment of (i) principal when due on the Notes, or (ii) interest and any other amounts due under the Notes within five (5) Business Days of their due date.

(b)    Any Credit Party shall have failed to comply with the due observance or performance of any covenant contained in any Transaction Document (other than the covenant described in (a) above), and such failure shall not have been cured by the Credit Party within 30 days after receiving written notice of such failure from the Lenders.

(c)    Any representation or warranty made by any Credit Party in any Transaction Document shall have been incorrect, false or misleading as of the date it was made.

(d)    (i) Any Credit Party shall generally be unable to pay its debts as such debts become due, or shall admit in writing its inability to pay its debts as they come due or shall make a general assignment for the benefit of creditors; (ii) any Credit Party shall declare a moratorium on the payment of its debts; (iii) the commencement by a Credit Party of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the commencement of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization, intervention or other similar relief under any applicable law, or the consent by it to the filing of any such petition or to the appointment of an intervenor, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of all or substantially all of its assets; (iv) the commencement against a Credit Party of a proceeding in any court of competent jurisdiction under any bankruptcy or other applicable law (as now or hereafter in effect) seeking its liquidation, winding up, dissolution, reorganization, arrangement, adjustment, or the appointment of an intervenor, receiver, liquidator, assignee, trustee, sequestrator (or other similar official), and any such proceeding shall continue undismissed, or any order, judgment or decree approving or ordering any of the foregoing shall continue unstayed or otherwise in effect, for a period of ninety (90) days; or (v) any other event shall have occurred which under any applicable law would have an effect analogous to any of those events listed above in this subsection.

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(e)    One or more judgments against a Credit Party or attachments against any of its property, which in the aggregate exceed $100,000, or which could have a Material Adverse Effect, remain(s) unpaid, unstayed on appeal, undischarged, unbonded or undismissed for a period of 45 days from the date of entry of such judgment.

(f)    Any authorization necessary for the execution, delivery or performance of any Transaction Document or for the validity or enforceability of any of the Obligations is not given or is withdrawn or ceases to remain in full force or effect.

(g)    The validity of any Transaction Document shall be contested by a Credit Party, or any treaty, law, regulation, communiqué, decree, ordinance or policy of any jurisdiction shall purport to render any material provision of any Transaction Document invalid or unenforceable or shall purport to prevent or materially delay the performance or observance by a Credit Party of the Obligations.

(h)    There is a failure to perform in any agreement to which a Credit Party is a party with a third party or parties resulting in a right by such third party or parties to accelerate the maturity of any indebtedness for borrowed money in an amount in excess of $100,000 other than any acceleration arising by virtue of the Borrower’s failure to create jobs as required by the loan agreement in respect of the Minnesota Loan.

(i)    An event of default (however classified) shall have occurred under the Warrants or the Registration Rights Agreement.

(j)    Cash and Cash Equivalents at the end of any calendar quarter is less than $7,500,000.

Section 5.5     Automatic Acceleration on Bankruptcy. Notwithstanding any other provisions of this Agreement, if an Event of Default under Section 5.4(d) occurs, the principal amount of the Notes (together with any other accrued or payable Obligations) shall thereupon become immediately due and payable without any presentment, demand or protest of any kind, all of which are hereby expressly waived by the Borrower.

Section 5.6     Recovery of Amounts Due. If any amount payable hereunder is not paid as and when due, the Borrower hereby authorizes the Lenders to proceed, to the fullest extent permitted by applicable law, without prior notice, by right of set-off, banker’s lien or counterclaim, against any moneys or other assets of the Borrower to the full extent of all amounts payable to the Lenders.

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ARTICLE 6

MISCELLANEOUS

Section 6.1     Notices. Any notice to be given under this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile or by electronic mail and shall be effective five (5) days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally, by courier, by facsimile or electronic mail in each case addressed to a Party. A notice to be given to the Credit Parties under this Agreement shall not be effective unless and until it is given by the Required Lenders. Any notice given to the Credit Parties under this Agreement by the Required Lenders shall be binding upon all of the Lenders. The addresses for such communications shall be:

If to the Credit Parties:

IMRIS Inc.

5101 Shady Oak Rd

Minnetonka, MN 55343

Fax: (204) 480-7071

Attention: Chief Financial Officer

With copy to:

LaBarge Weinstein LLP

515 Legget Drive, Suite 800

Ottawa, Ontario K@K 3G4

Fax: (613) 599-0018

Email: md@lwlaw.com

Attn: Michael Dunleavy

If to the Lenders:

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, NY 10017

Fax: 212-599-3075

Email: dclark@deerfield.com

Attn: David J. Clark

With a copy to:

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Fax: (212) 940-8776

Email: mark.fisher@kattenlaw.com

Attn: Mark I. Fisher

Section 6.2     Waiver of Notice. Whenever any notice is required to be given to the Lenders or the Borrower under any Transaction Document, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

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Section 6.3     Reimbursement of Legal and Other Expenses. If any amount owing to the Lenders under any Transaction Document shall be collected through enforcement of this Agreement, any Transaction Document or restructuring of the Loan in the nature of a work-out, settlement, negotiation, or any process of law, or shall be placed in the hands of third Persons for collection, the Borrower shall pay (in addition to all monies then due in respect of the Loan or otherwise payable under any Transaction Document) attorneys’ and other fees and expenses incurred in respect of such collection.

Section 6.4     Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed in such State. All legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a Party or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in The City of New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The Parties hereby waive all rights to a trial by jury.

Section 6.5     Successors and Assigns. This Agreement shall bind and inure to the respective successors and assigns of the Parties, except that a Credit Party may not assign or otherwise transfer all or any part of its rights under the Transaction Documents without the prior written consent of the Required Lenders. Each Lender may sell or otherwise transfer a Note, provided that such Lender shall have provided notice of the transfer to the Borrower for recordation in the Register pursuant to Section 1.4. Upon receipt of a notice of a transfer of an interest in a Note, the Borrower shall record the identity of the transferee and other relevant information in the Register and the transferee shall (to the extent of the interests transferred to such transferee) have all the rights and obligations of, and shall be deemed, a Lender hereunder.

Section 6.6     Entire Agreement. The Transaction Documents contain the entire understanding of the Parties with respect to the matters covered thereby and supersede any and all other written and oral communications, negotiations, commitments and writings with respect thereto. The provisions of this Agreement may be waived, modified, supplemented or amended only by an instrument in writing signed by the authorized officer of each Party.

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Section 6.7     Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provision.

Section 6.8     Counterparts. This Agreement may be executed by each Party on separate counterparts, each of which and any facsimile copies thereof shall be deemed an original, but all of which together shall constitute one and the same agreement.

Section 6.9     Survival.

The obligations of the Borrower under Section 1.4, Section 5.2(viii) and the obligations of the Borrower and the Lenders under this Article 6 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loan, or the termination of this Agreement or any provision hereof. The obligations of the Borrower under Section 5.1(vii) shall survive and remain in force and effect regardless of the repayment of the Loan or the termination of this Agreement or any provision hereof until the first taxable year for the Borrower in which no Lender holds Common Shares and no Warrants are outstanding.

Section 6.10    Waiver. Neither the failure of, nor any delay on the part of, any Party in exercising any right, power or privilege hereunder, or under any agreement, document or instrument mentioned herein, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder, or under any agreement, document or instrument mentioned herein, preclude other or further exercise thereof or the exercise of any other right, power or privilege; nor shall any waiver of any right, power, privilege or default hereunder, or under any agreement, document or instrument mentioned herein, constitute a waiver of any other right, power, privilege or default or constitute a waiver of any default of the same or of any other term or provision. No course of dealing and no delay in exercising, or omission to exercise, any right, power or remedy accruing to the Lenders upon any default under this Agreement or any other agreement shall impair any such right, power or remedy or be construed to be a waiver thereof or an acquiescence therein; nor shall the action of the Lenders in respect of any such default, or any acquiescence by it therein, affect or impair any right, power or remedy of the Lenders in respect of any other default. All rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

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Section 6.11    Indemnity.

(a)       The Borrower, shall, at all times, indemnify and hold harmless (the “Indemnity”) each of the Lenders and each Lender’s directors, partners, officers, employees, agents, counsel and advisors (each, a “Lender Indemnified Person”) from any losses, claims (including the cost of defending against such claims), damages, liabilities, penalties, or other expenses (each a “Loss”) which a Lender Indemnified Person may incur or to which a Lender Indemnified Person may become subject to the extent such Loss arises out of a breach of any representation, warranty or covenant of the Borrower in any of the Transaction Documents, or the extension of credit hereunder or the Loan or the use or intended use of the Loan. Each Lender shall, severally and not jointly, indemnify and hold harmless the Borrower and each of its directors, partners, officers, employees, agents, counsel and advisors (each, a “Borrower Indemnified Person”) from any Losses which a Borrower Indemnified Person may incur or to which a Borrower Indemnified Person may become subject to the extent such Losses arises out of a breach of any representation, warranty or covenant of such Lender in any of the Transaction Documents. In no event shall any Lender be liable under this provision (or under any other provision in this Agreement or any other Transaction Document) for any breach of any representation, warranty or covenant of any other Lender. The Indemnity shall not apply with respect to any Indemnified Person to the extent that a court or arbitral tribunal with jurisdiction over the subject matter of the Loss, such Indemnified Person and over the Lenders or the Borrower, as applicable, determines (after such Indemnified Person that had an adequate opportunity to defend its interests), that such Loss resulted from the gross negligence or willful misconduct of such Indemnified Person, which determination results in a final, non-appealable judgment or decision of a court or tribunal of competent jurisdiction. The Indemnity is independent of and in addition to any other agreement of any Party under any Transaction Document to pay any amount to the Lenders or the Borrower, as applicable, and any exclusion of any obligation to pay any amount under this subsection shall not affect the requirement to pay such amount under any other section hereof or under any other agreement. The indemnity obligation of each Lender pursuant to this Section 6.11 shall be several and not joint, and, notwithstanding anything herein to the contrary, the aggregate liability of any Lender under this Section 6.11 (together with any liability under any other indemnity provision in any of the other Transaction Documents) shall not exceed an amount equal to the principal amount of the Notes initially purchased by such Lender hereunder.

(b)       Promptly after receipt by an Indemnified Person under this Section 6.11 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person.

(c)       An Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel for the indemnifying party, the representation by such counsel of the Indemnified Person and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding. The indemnifying party shall pay for only one separate legal counsel for the Indemnified Persons, and such legal counsel shall be approved by the indemnifying party. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such legal action shall not relieve the indemnifying party of any liability to the Indemnified Person under this Section 6.11, except to the extent that the indemnifying party is actually prejudiced in its ability to defend such action. The indemnification required by this Section 6.11 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

(d)       Without prejudice to the survival of any other agreement of any of the Parties hereunder, the agreements and the obligations of the Parties contained in this Section 6.11 shall survive the termination of each other provision hereof and the payment of all amounts payable to the Lenders hereunder.

36

Section 6.12  Interest Limitations. The Transaction Documents are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration or otherwise, shall the amount paid or agreed to be paid to the Lenders for the Loan exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever fulfillment of any provision hereof, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance the Lenders shall ever receive anything which might be deemed interest under applicable law, that would exceed the highest lawful rate, such amount that would be deemed excessive interest shall be applied to the reduction of the principal amount owing on account of the Loan, or if such deemed excessive interest exceeds the unpaid balance of principal of the Loan, such deemed excess shall be refunded to the Borrower. All sums paid or agreed to be paid to the Lenders for the Loan shall, to the extent permitted by applicable law, be deemed to be amortized, prorated, allocated and spread throughout the full term of the Loan until payment in full so that the deemed rate of interest on account of the Loan is uniform throughout the term thereof. The terms and provisions of this Section shall control and supersede every other provision of this Agreement and the Notes.

Section 6.13    Further Assurances. From time to time, the Borrower shall perform any and all acts and execute and deliver to the Lenders such additional documents as may be necessary or as requested by the Lenders to carry out the purposes of any Transaction Document or any or to preserve and protect the Lenders’ rights as contemplated therein.

Section 6.14  Independent Transaction Documents. Each Transaction Document constitutes an independent agreement between the parties thereto (the “Transaction Parties”) and no Transaction Document shall be construed so as to affect the rights of the Transaction Parties to their rights and remedies under another Transaction Document.

Section 6.15   Judgment Currency. To the extent permitted by applicable law, the obligations of the Borrower in respect of any amount due under this Agreement shall, notwithstanding any payment in any other currency (the “Other Currency”) (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the currency in which it is due (the “Agreed Currency”) that Lenders may, in accordance with normal banking procedures, purchase with the sum paid in the Other Currency (after any premium and costs of exchange) on the Business Day immediately after the day on which Lender receives the payment. If the amount in the Agreed Currency that may be so purchased for any reason falls short of the amount originally due, the Borrower shall pay all additional amounts, in the Agreed Currency, as may be necessary to compensate for the shortfall. Any obligation of the Borrower not discharged by that payment shall, to the extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided in this Section 6.15, continue in full force and effect.

[SIGNATURE PAGE FOLLOWS]

37

IN WITNESS WHEREOF, the Lenders and the Borrower have caused this Agreement to be duly executed.

BORROWER:

IMRIS INC.

By:	(signed)
Name:	Kelly McNeill
Title:	Executive Vice-President and
Chief Financial Officer

LENDERS:

DEERFIELD PRIVATE DESIGN FUND II, L.P.
By:	Deerfield Mgmt., L.P., General Partner
By:	J.E. Flynn Capital LLC, General Partner

By:	(signed)
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.
By:	Deerfield Mgmt., L.P. General Partner
By:	J.E. Flynn Capital LLC, General Partner

By:	(signed)
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P.
By:	Deerfield Mgmt., L.P., General Partner
By:	J.E. Flynn Capital LLC, General Partner

By:	(signed)
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.
By:	Deerfield Mgmt., L.P., General Partner
By:	J.E. Flynn Capital LLC, General Partner

By:	(signed)
Name:	David J. Clark
Title:	Authorized Signatory

SCHEDULE 1

ALLOCATION OF DISBURSEMENT,
LENDER	PAYMENTS AND WARRANTS

Deerfield Private Design Fund II, L.P.	34.5%

Deerfield Private Design International II, L.P.	39.5%

Deerfield Special Situations Fund, L.P.	14.3%

Deerfield Special Situations International Master Fund, L.P.	11.7%

Exhibit A

Form of Note

PROMISSORY NOTE

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). THE FOLLOWING INFORMATION IS BEING PROVIDED PURSUANT TO TREASURY REGULATION SECTION 1.1275-3:

ISSUE PRICE: $8,621,000

AMOUNT OF OID: $1,813,169

ISSUE DATE: SEPTEMBER 16, 2013

YIELD TO MATURITY: 14.3%

September 16, 2013

FOR VALUE RECEIVED, IMRIS, Inc., a Canadian corporation (the “Maker”), by means of this Promissory Note (this “Note”), hereby unconditionally promises to pay to Deerfield Private Design Fund II, L.P. (the “Payee”), a principal amount equal to the lesser of Eight Million Six Hundred Twenty-One Thousand Dollars ($8,621,000), in lawful money of the United States of America and in immediately available funds, on the dates provided in the Facility Agreement.

This Note is a “Note” referred to in the Facility Agreement dated as of September 16, 2013 between the Maker, the Payee and the other parties thereto (as modified and supplemented and in effect from time to time, the “Facility Agreement”), with respect to the Loan made by the Payee thereunder. Capitalized terms used herein and not expressly defined in this Note shall have the respective meanings assigned to them in the Facility Agreement.

This Note shall bear interest on the principal amount hereof pursuant to the provisions of the Facility Agreement.

The Maker shall make all payments to the Payee of interest and principal under this Note in the manner provided in and otherwise in accordance with the Facility Agreement. The outstanding principal amount of this Note shall be due and payable in full on the Final Payment Date.

If default is made in the punctual payment of principal or any other amount under this Note in accordance with the Facility Agreement, or if any other Event of Default has occurred and is continuing, this Note shall, at the Payee’s option exercised at any time upon or after the occurrence and during the continuance of any such payment default or other Event of Default and in accordance with the applicable provisions of the Facility Agreement, become immediately due and payable.

All payments of any kind due to the Payee from the Maker pursuant to this Note shall be made in the full face amount thereof. Subject to the terms of the Facility Agreement, all such payments will be free and clear of, and without deduction or withholding for, any present or future taxes. The Maker shall pay all and any costs (administrative or otherwise) imposed by the Maker’s banks, clearing houses, or any other financial institution, in connection with making any payments hereunder.

The Maker shall pay all costs of collection, including, without limitation, all reasonable, documented legal expenses and attorneys’ fees, paid or incurred by the Payee in collecting and enforcing this Note.

Other than those notices required to be provided by Payee to Maker under the terms of the Facility Agreement, the Maker and every endorser of this Note, or the obligations represented hereby, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note and the Facility Agreement or the performance of the obligations under this Note and/or the Facility Agreement. No renewal or extension of this Note or the Facility Agreement, no release of any Person primarily or secondarily liable on this Note or the Facility Agreement, including the Maker and any endorser, no delay in the enforcement of payment of this Note or the Facility Agreement, and no delay or omission in exercising any right or power under this Note or the Facility Agreement shall affect the liability of the Maker or any endorser of this Note.

No delay or omission by the Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default, nor shall any single or partial exercise of any power or right hereunder preclude the full exercise thereof or the exercise of any other power or right. The provisions of this Note may be waived or amended only in a writing signed by the Maker and the Payee. This Note may be prepaid in whole or in part in accordance with the provisions of the Facility Agreement.

This Note, and any rights of the Payee arising out of or relating to this Note, may, at the option of the Payee, be enforced by the Payee in the courts of the United States of America located in the Southern District of the State of New York or in any other courts having jurisdiction. For the benefit of the Payee, the Maker hereby irrevocably agrees that any legal action, suit or other proceeding arising out of or relating to this Note may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and hereby consents that personal service of summons or other legal process may be made as set forth in Section 6.1 of the Facility Agreement, which service the Maker agrees shall be sufficient and valid. The Maker hereby waives any and all rights to demand a trial by jury in any action, suit or other proceeding arising out of or relating to this Note or the transactions contemplated by this Note.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State.

[Signature page follows]

IN WITNESS WHEREOF, an authorized representative of the Maker has executed this Note as of the date first written above.

IMRIS INC.

By:
Name:
Title

PROMISSORY NOTE

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). THE FOLLOWING INFORMATION IS BEING PROVIDED PURSUANT TO TREASURY REGULATION SECTION 1.1275-3:

ISSUE PRICE: $9,879,000

AMOUNT OF OID: $2,077,751

ISSUE DATE: SEPTEMBER 16, 2013

YIELD TO MATURITY: 14.3%

September 16, 2013

FOR VALUE RECEIVED, IMRIS, Inc., a Canadian corporation (the “Maker”), by means of this Promissory Note (this “Note”), hereby unconditionally promises to pay to Deerfield Private Design International II, L.P. (the “Payee”), a principal amount equal to the lesser of Nine Million Eight Hundred Seventy-Nine Thousand Dollars ($9,879,000), in lawful money of the United States of America and in immediately available funds, on the dates provided in the Facility Agreement.

This Note is a “Note” referred to in the Facility Agreement dated as of September 16, 2013 between the Maker, the Payee and the other parties thereto (as modified and supplemented and in effect from time to time, the “Facility Agreement”), with respect to the Loan made by the Payee thereunder. Capitalized terms used herein and not expressly defined in this Note shall have the respective meanings assigned to them in the Facility Agreement.

This Note shall bear interest on the principal amount hereof pursuant to the provisions of the Facility Agreement.

The Maker shall make all payments to the Payee of interest and principal under this Note in the manner provided in and otherwise in accordance with the Facility Agreement. The outstanding principal amount of this Note shall be due and payable in full on the Final Payment Date.

If default is made in the punctual payment of principal or any other amount under this Note in accordance with the Facility Agreement, or if any other Event of Default has occurred and is continuing, this Note shall, at the Payee’s option exercised at any time upon or after the occurrence and during the continuance of any such payment default or other Event of Default and in accordance with the applicable provisions of the Facility Agreement, become immediately due and payable.

All payments of any kind due to the Payee from the Maker pursuant to this Note shall be made in the full face amount thereof. Subject to the terms of the Facility Agreement, all such payments will be free and clear of, and without deduction or withholding for, any present or future taxes. The Maker shall pay all and any costs (administrative or otherwise) imposed by the Maker’s banks, clearing houses, or any other financial institution, in connection with making any payments hereunder.

The Maker shall pay all costs of collection, including, without limitation, all reasonable, documented legal expenses and attorneys’ fees, paid or incurred by the Payee in collecting and enforcing this Note.

Other than those notices required to be provided by Payee to Maker under the terms of the Facility Agreement, the Maker and every endorser of this Note, or the obligations represented hereby, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note and the Facility Agreement or the performance of the obligations under this Note and/or the Facility Agreement. No renewal or extension of this Note or the Facility Agreement, no release of any Person primarily or secondarily liable on this Note or the Facility Agreement, including the Maker and any endorser, no delay in the enforcement of payment of this Note or the Facility Agreement, and no delay or omission in exercising any right or power under this Note or the Facility Agreement shall affect the liability of the Maker or any endorser of this Note.

No delay or omission by the Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default, nor shall any single or partial exercise of any power or right hereunder preclude the full exercise thereof or the exercise of any other power or right. The provisions of this Note may be waived or amended only in a writing signed by the Maker and the Payee. This Note may be prepaid in whole or in part in accordance with the provisions of the Facility Agreement.

This Note, and any rights of the Payee arising out of or relating to this Note, may, at the option of the Payee, be enforced by the Payee in the courts of the United States of America located in the Southern District of the State of New York or in any other courts having jurisdiction. For the benefit of the Payee, the Maker hereby irrevocably agrees that any legal action, suit or other proceeding arising out of or relating to this Note may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and hereby consents that personal service of summons or other legal process may be made as set forth in Section 6.1 of the Facility Agreement, which service the Maker agrees shall be sufficient and valid. The Maker hereby waives any and all rights to demand a trial by jury in any action, suit or other proceeding arising out of or relating to this Note or the transactions contemplated by this Note.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State.

[Signature page follows]

IN WITNESS WHEREOF, an authorized representative of the Maker has executed this Note as of the date first written above.

IMRIS INC.

By:
Name:
Title

PROMISSORY NOTE

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). THE FOLLOWING INFORMATION IS BEING PROVIDED PURSUANT TO TREASURY REGULATION SECTION 1.1275-3:

ISSUE PRICE: $2,918,500

AMOUNT OF OID: $613,819

ISSUE DATE: SEPTEMBER 16, 2013

YIELD TO MATURITY: 14.3%

September 16, 2013

FOR VALUE RECEIVED, IMRIS, Inc., a Canadian corporation (the “Maker”), by means of this Promissory Note (this “Note”), hereby unconditionally promises to pay to Deerfield Special Situations International Master Fund, L.P. (the “Payee”), a principal amount equal to the lesser of Two Million Nine Hundred Eighteen Thousand Five Hundred Dollars ($2,918,500), in lawful money of the United States of America and in immediately available funds, on the dates provided in the Facility Agreement.

This Note is a “Note” referred to in the Facility Agreement dated as of September 16, 2013 between the Maker, the Payee and the other parties thereto (as modified and supplemented and in effect from time to time, the “Facility Agreement”), with respect to the Loan made by the Payee thereunder. Capitalized terms used herein and not expressly defined in this Note shall have the respective meanings assigned to them in the Facility Agreement.

This Note shall bear interest on the principal amount hereof pursuant to the provisions of the Facility Agreement.

The Maker shall make all payments to the Payee of interest and principal under this Note in the manner provided in and otherwise in accordance with the Facility Agreement. The outstanding principal amount of this Note shall be due and payable in full on the Final Payment Date.

If default is made in the punctual payment of principal or any other amount under this Note in accordance with the Facility Agreement, or if any other Event of Default has occurred and is continuing, this Note shall, at the Payee’s option exercised at any time upon or after the occurrence and during the continuance of any such payment default or other Event of Default and in accordance with the applicable provisions of the Facility Agreement, become immediately due and payable.

All payments of any kind due to the Payee from the Maker pursuant to this Note shall be made in the full face amount thereof. Subject to the terms of the Facility Agreement, all such payments will be free and clear of, and without deduction or withholding for, any present or future taxes. The Maker shall pay all and any costs (administrative or otherwise) imposed by the Maker’s banks, clearing houses, or any other financial institution, in connection with making any payments hereunder.

The Maker shall pay all costs of collection, including, without limitation, all reasonable, documented legal expenses and attorneys’ fees, paid or incurred by the Payee in collecting and enforcing this Note.

Other than those notices required to be provided by Payee to Maker under the terms of the Facility Agreement, the Maker and every endorser of this Note, or the obligations represented hereby, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note and the Facility Agreement or the performance of the obligations under this Note and/or the Facility Agreement. No renewal or extension of this Note or the Facility Agreement, no release of any Person primarily or secondarily liable on this Note or the Facility Agreement, including the Maker and any endorser, no delay in the enforcement of payment of this Note or the Facility Agreement, and no delay or omission in exercising any right or power under this Note or the Facility Agreement shall affect the liability of the Maker or any endorser of this Note.

No delay or omission by the Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default, nor shall any single or partial exercise of any power or right hereunder preclude the full exercise thereof or the exercise of any other power or right. The provisions of this Note may be waived or amended only in a writing signed by the Maker and the Payee. This Note may be prepaid in whole or in part in accordance with the provisions of the Facility Agreement.

This Note, and any rights of the Payee arising out of or relating to this Note, may, at the option of the Payee, be enforced by the Payee in the courts of the United States of America located in the Southern District of the State of New York or in any other courts having jurisdiction. For the benefit of the Payee, the Maker hereby irrevocably agrees that any legal action, suit or other proceeding arising out of or relating to this Note may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and hereby consents that personal service of summons or other legal process may be made as set forth in Section 6.1 of the Facility Agreement, which service the Maker agrees shall be sufficient and valid. The Maker hereby waives any and all rights to demand a trial by jury in any action, suit or other proceeding arising out of or relating to this Note or the transactions contemplated by this Note.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State.

[Signature page follows]

IN WITNESS WHEREOF, an authorized representative of the Maker has executed this Note as of the date first written above.

IMRIS INC.

By:
Name:
Title

PROMISSORY NOTE

THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). THE FOLLOWING INFORMATION IS BEING PROVIDED PURSUANT TO TREASURY REGULATION SECTION 1.1275-3:

ISSUE PRICE: $3,581,500

AMOUNT OF OID: $753,261

ISSUE DATE: SEPTEMBER 16, 2013

YIELD TO MATURITY: 14.3%

September 16, 2013

FOR VALUE RECEIVED, IMRIS, Inc., a Canadian corporation (the “Maker”), by means of this Promissory Note (this “Note”), hereby unconditionally promises to pay to Deerfield Special Situations Fund, L.P. (the “Payee”), a principal amount equal to the lesser of Three Million Five Hundred Eighty-One Thousand Five Hundred Dollars ($3,581,500), in lawful money of the United States of America and in immediately available funds, on the dates provided in the Facility Agreement.

This Note is a “Note” referred to in the Facility Agreement dated as of September 16, 2013 between the Maker, the Payee and the other parties thereto (as modified and supplemented and in effect from time to time, the “Facility Agreement”), with respect to the Loan made by the Payee thereunder. Capitalized terms used herein and not expressly defined in this Note shall have the respective meanings assigned to them in the Facility Agreement.

This Note shall bear interest on the principal amount hereof pursuant to the provisions of the Facility Agreement.

The Maker shall make all payments to the Payee of interest and principal under this Note in the manner provided in and otherwise in accordance with the Facility Agreement. The outstanding principal amount of this Note shall be due and payable in full on the Final Payment Date.

If default is made in the punctual payment of principal or any other amount under this Note in accordance with the Facility Agreement, or if any other Event of Default has occurred and is continuing, this Note shall, at the Payee’s option exercised at any time upon or after the occurrence and during the continuance of any such payment default or other Event of Default and in accordance with the applicable provisions of the Facility Agreement, become immediately due and payable.

All payments of any kind due to the Payee from the Maker pursuant to this Note shall be made in the full face amount thereof. Subject to the terms of the Facility Agreement, all such payments will be free and clear of, and without deduction or withholding for, any present or future taxes. The Maker shall pay all and any costs (administrative or otherwise) imposed by the Maker’s banks, clearing houses, or any other financial institution, in connection with making any payments hereunder.

The Maker shall pay all costs of collection, including, without limitation, all reasonable, documented legal expenses and attorneys’ fees, paid or incurred by the Payee in collecting and enforcing this Note.

Other than those notices required to be provided by Payee to Maker under the terms of the Facility Agreement, the Maker and every endorser of this Note, or the obligations represented hereby, expressly waives presentment, protest, demand, notice of dishonor or default, and notice of any kind with respect to this Note and the Facility Agreement or the performance of the obligations under this Note and/or the Facility Agreement. No renewal or extension of this Note or the Facility Agreement, no release of any Person primarily or secondarily liable on this Note or the Facility Agreement, including the Maker and any endorser, no delay in the enforcement of payment of this Note or the Facility Agreement, and no delay or omission in exercising any right or power under this Note or the Facility Agreement shall affect the liability of the Maker or any endorser of this Note.

No delay or omission by the Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default, nor shall any single or partial exercise of any power or right hereunder preclude the full exercise thereof or the exercise of any other power or right. The provisions of this Note may be waived or amended only in a writing signed by the Maker and the Payee. This Note may be prepaid in whole or in part in accordance with the provisions of the Facility Agreement.

This Note, and any rights of the Payee arising out of or relating to this Note, may, at the option of the Payee, be enforced by the Payee in the courts of the United States of America located in the Southern District of the State of New York or in any other courts having jurisdiction. For the benefit of the Payee, the Maker hereby irrevocably agrees that any legal action, suit or other proceeding arising out of or relating to this Note may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and hereby consents that personal service of summons or other legal process may be made as set forth in Section 6.1 of the Facility Agreement, which service the Maker agrees shall be sufficient and valid. The Maker hereby waives any and all rights to demand a trial by jury in any action, suit or other proceeding arising out of or relating to this Note or the transactions contemplated by this Note.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in such State.

[Signature page follows]

IN WITNESS WHEREOF, an authorized representative of the Maker has executed this Note as of the date first written above.

IMRIS INC.

By:
Name:
Title

Exhibit B

Permitted Indebtedness

Nil.

Exhibit C

Permitted Liens

•	The following are the registrations made against the Borrower covering the borrower’s assets pursuant to the Personal Property Security Act (Manitoba):

Manitoba PPSA
Registration Number	Secured Party	Description of Collateral
201206555004 * *The Borrower is in the process of having this registration discharged.	Royal Bank of Canada	All money or amounts on deposit from time to time with any of Royal Bank of Canada, Royal Bank Mortgage Corporation, Royal Trust Corporation of Canada or the Royal Trust Company. A security interest is claimed in all present and after-acquired goods (including trade-ins), chattel paper, securities, documents of title, instruments, money and intangibles of every item or kind that may be derived from the sale or other disposition of the collateral described above, all insurance proceeds and any proceeds of any of the foregoing.
201111092104	Xerox Canada Ltd.	Equipment, other all present and future office equipment and software supplied or financed from time to time by the secured party (whether by lease, conditional sale or otherwise), whether or not manufactured by the secured party or any affiliate thereof.
201105546500	Xerox Canada Ltd.	Equipment, other all present and future office equipment and software supplied or financed from time to time by the secured party (whether by lease, conditional sale or otherwise), whether or not manufactured by the secured party or any affiliate thereof.
201020976603	Xerox Canada Ltd.	Equipment, other all present and future office equipment and software supplied or financed from time to time by the secured party (whether by lease, conditional sale or otherwise), whether or not manufactured by the secured party or any affiliate thereof.

Exhibit D

Form of Warrant

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE, TRANSFER OR EXERCISE.

THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT AND ASSESSMENT OF THE RISKS INVOLVED.

UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014.

THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID LISTED SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

Warrant to Purchase

2,104,500 shares	Warrant Number 1

Warrant to Purchase Common Shares

of

IMRIS Inc.

THIS CERTIFIES that Deerfield Private Design Fund II, L.P. or any subsequent holder hereof (“Holder”) has the right to purchase from IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), two million one hundred four thousand five hundred (2,104,500) fully paid and nonassessable common shares of the Company (“Common Shares”), subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in Section 3 below, at any time during the Term (as defined below).

Holder agrees with the Company that this Warrant to Purchase Common Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1. Date of Issuance and Term.

This Warrant shall be deemed to be issued on September16, 2013 (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at 5:00 p.m., New York City time, on the date that is seven (7) years after the Date of Issuance (the “Term”). This Warrant was issued in conjunction with that certain Facility Agreement (the “Facility Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”) by and between the Company, and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P., each dated September 16, 2013, entered into in conjunction herewith.

Notwithstanding anything herein to the contrary, the Company shall not issue to the Holder, and the Holder may not acquire, a number of Common Shares upon exercise of this Warrant to the extent that, upon such exercise, the number of Common Shares then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) would exceed 9.985% of the total number of Common Shares then issued and outstanding (the “9.985% Cap”), provided, however, that the 9.985% Cap shall not apply with respect to the issuance of Common Shares pursuant to a Cashless Major Exercise (as defined below) in connection with a Major Transaction (as defined below) covered by the provisions of Section 5(c)(i)(A) below in which the Company is not the surviving entity (a “Qualified Change of Control Transaction”) to the extent that the number of shares beneficially owned by the Holder and its Affiliates in the successor entity immediately following consummation of such Qualified Change of Control Transaction does not exceed 9.985% of the outstanding common stock of such successor entity and provided, further, that the 9.985% Cap shall only apply to the extent that the Common Shares are deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities and Exchange Commission (the “SEC”), and the percentage held by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Common Shares then outstanding. Each delivery of an Exercise Form by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined, based on the most recent public filings by the Company with the SEC (or any differing information received from the Company in accordance with the immediately preceding sentence), that the issuance of the full number of Common Shares requested in such Exercise Form is permitted under this paragraph.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). With respect to a Holder of Warrants, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Business Day” means any day on which both (a) the Common Shares are traded for at least two hours on NASDAQ, and (b) the Transfer Agent is open for business.

“Initial Holder” means Deerfield Private Design Fund II, L.P.

2. Exercise.

(a) Manner of Exercise. During the Term, this Warrant may be Exercised as to all or any lesser number of whole Common Shares covered hereby (the “Warrant Shares” or the “Shares”) by sending to the Company the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, together with, if applicable, the full Exercise Price (as defined below, which may be satisfied by a Cash Exercise or a Cashless Exercise, as each is defined below) for each share of Common Shares as to which this Warrant is Exercised, at the office of the Company, Kelly McNeill; Phone: (763) 203-6304, Fax: (204) 480-7071, Email: kmcneill@imris.com, or at such other office or agency as the Company may designate in writing, by overnight mail, with an advance copy of the Exercise Form sent to the Company by facsimile or electronic mail (such exercise of the Warrant hereinafter called the “Exercise” of this Warrant).

(b) Date of Exercise. The “Date of Exercise” of the Warrant shall be defined as the date that the Exercise Form attached hereto as Exhibit A, duly completed and executed, is received by facsimile or electronic mail by the Company, provided that the Exercise Form is received by the Company and the Exercise Price (if applicable) is satisfied, each as soon as practicable thereafter but in any event no later than the close of business on the second Business Day thereafter. Alternatively, if Holder has not sent advance notice by facsimile or electronic mail, the Date of Exercise shall be defined as the date the original Exercise Form is received by the Company, provided that the Exercise Price, if applicable, is satisfied no later than the close of business on the second Business Day thereafter. Upon delivery of the Exercise Form to the Company by facsimile, electronic mail or otherwise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been Exercised, irrespective of the date such Warrant Shares are credited to the Holder’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be; provided, however, that (i) in the event of a Cashless Major Exercise in respect of a Qualified Change of Control Transaction, the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately prior to the consummation of such Qualified Change of Control Transaction, (ii) in the event of a Cashless Major Exercise triggered by an event set forth in Section 5(c)(i)(E), the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately following the occurrence of the Major Transaction and (iii) in the event that the Exercise Price (if applicable) is not satisfied by no later than the second Business Day following the delivery of the Exercise Form, as described above, the Holder shall not be deemed to have become a holder of record of such Warrant Shares until such time as the Exercise Price is received by the Company and the Company shall have no obligation to deliver such Warrant Shares until two (2) Business Days following the Company’s receipt of the full Exercise Price. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within two (2) Business Days of the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form and other required information with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Delivery of Common Shares Upon Exercise. Within three (3) Business Days after any Date of Exercise or in the case of a Cashless Major Exercise or a Cashless Default Exercise (each as defined in Section 5(c) below), within the period provided in Section 5(c)(iv) or Section 3(c), as applicable (the “Delivery Period”), the Company shall issue and deliver (or cause its transfer agent (the “Transfer Agent”) to issue and deliver) in accordance with the terms hereof certificates representing that number of Common Shares (“Exercise Shares”) for the portion of this Warrant converted as shall be determined in accordance herewith. Upon the Exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering an opinion of counsel, to assure that the Transfer Agent shall issue share certificates in the name of Holder (or its nominee) or such other persons as designated by Holder and in such denominations to be specified at Exercise representing the number of Common Shares issuable upon such Exercise. The Company warrants that no instructions other than these instructions have been or will be given to the Transfer Agent and that, if the Unrestricted Conditions (as defined below) have been and continue to be met, unless waived by the Holder, this Warrant and the Exercise Shares will not be restricted securities within the meaning of Rule 144 under the Securities Act, may be freely transferred by non-affiliates (as such term is used in Rule 144 under the Securities Act), and certificates representing such securities will not be required to contain a legend restricting the resale or transferability of the Exercise Shares.

(d) Delivery Failure. In addition to any other remedies which may be available to the Holder, in the event that the Company fails for any reason to effect delivery of the Exercise Shares by the end of the Delivery Period (a “Delivery Failure”), the Holder will be entitled, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, to revoke all or part of the relevant Exercise Form by delivery of a notice to such effect to the Company in accordance with Section 2(a) whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of the Exercise Form, except that the liquidated damages described herein shall be payable through the date notice of revocation or rescission is given to the Company.

(e) Legends.

(i) Restrictive Legend. The Holder understands that until such time as this Warrant, the Exercise Shares and the Failure Payment Shares (as defined below) have been registered under the Securities Act as contemplated by the Registration Rights Agreement or otherwise may be sold pursuant to Rule 144 under the Securities Act or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, this Warrant, the Exercise Shares and the Failure Payment Shares, if any, will be restricted securities within the meaning of Rule 144 under the Securities Act; may be offered, sold, assigned, pledged, hypothecated, or otherwise disposed of only pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws and in accordance with the provisions hereof (including, without limitation, a so-called “4(1) and a half” transaction, in accordance with the provisions of Section 8 below); and any certificate evidencing this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such securities):

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

The Holder further understands that until January 17, 2014, this Warrant and any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

(ii) Removal of Restrictive Legends. This Warrant and the certificates evidencing the Exercise Shares and the Failure Payment Shares, as applicable, shall not contain any legend restricting the transfer thereof (including the legend set forth above in subsection 2(e)(i)): (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act, or (B) following any sale of such Warrant, Exercise Shares and/or Failure Payment Shares pursuant to Rule 144, or (C) if such Warrant, Exercise Shares and/or Failure Payment Shares are eligible for sale under Rule 144(b)(1), or (D) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) and the Company shall have received an opinion of counsel of the Holder to such effect (collectively, the “Unrestricted Conditions”). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date, or at such other time as the Unrestricted Conditions have been met, if required by the Transfer Agent to effect the issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, without a restrictive legend or removal of the legends required hereunder, provided, however, that in connection with a legend removal request arising under clause (C) or (D) above, the Holder shall deliver to the Company a letter, signature guaranteed, substantially in the form of Exhibit D. If the Unrestricted Conditions are met at the time of issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, then such Exercise Shares or Failure Payment Shares, as applicable, shall be issued free of all legends. The Company agrees that following the Effective Date at such time as the Unrestricted Conditions are met or such legend is otherwise no longer required under this Section 2(e), it will, no later than three (3) Business Days following the delivery (the “Unlegended Shares Delivery Deadline”) by the Holder to the Company or the Transfer Agent of this Warrant and a certificate representing Exercise Shares and/or Failure Payment Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder this Warrant and/or a certificate (or electronic transfer) representing such shares that is free from all restrictive and other legends. For purposes hereof, “Effective Date” shall mean the date that the Registration Statement, that the Company is required to file pursuant to the Registration Rights Agreement, has been declared effective by the SEC. Notwithstanding the foregoing, in the event that for any reason the Unrestricted Conditions shall cease to apply to this Warrant, the Exercise Shares or the Failure Payment Shares, then upon notice provided by the Company to the Holder to such effect, the Holder shall promptly return the applicable certificates for this Warrant, the Exercise Shares or the Failure Payment Shares to the Transfer Agent, which shall re-issue such certificates bearing the legends contemplated in Section 2(e)(i), and such legends shall remain on such certificates for so long as the Unrestricted Conditions continue to not be met.

(iii) Sale of Unlegended Shares. Holder agrees that the removal of the restrictive legend from this Warrant and any certificates representing the Exercise Shares or the Failure Payment Shares as set forth in Section 2(e) above is predicated upon the Company’s reliance that the Holder will sell this Warrant or any Exercise Shares and/or any Failure Payment Shares, as applicable, pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if such securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(f) Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant, and, as soon as practical after the Date of Exercise, Holder shall be entitled to receive Exercise Shares for the number of shares purchased upon such Exercise of this Warrant, and if this Warrant is not Exercised in full, Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing any unexercised portion of this Warrant in addition to such Common Shares upon return to the Company of the original Warrant for cancellation; provided, however, as set forth in Section 2(b), Holder shall not be required to physically surrender this warrant if the Warrant is not Exercised in full.

(g) Holder of Record. Each person in whose name this Warrant is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Date of Exercise of this Warrant, irrespective of the date of delivery of the Common Shares purchased upon the Exercise of this Warrant. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as a stockholder of the Company. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(h) Delivery of Electronic Shares. In lieu of delivering physical certificates representing the Common Shares issuable upon Exercise or legend removal, or representing Failure Payment Shares, provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer (“FAST”) program, upon written request of the Holder, the Company shall use its best efforts to cause its Transfer Agent to electronically transmit the Common Shares issuable upon Exercise to the Holder by crediting the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. The time periods for delivery and penalties described herein shall apply to the electronic transmittals described herein. Any delivery not effected by electronic transmission shall be effected by deliver by physical certificates. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(i) Buy-In. In addition to any other rights available to the Holder, if the Company fails to cause its Transfer Agent to transmit to the Holder a certificate or certificates, or electronic shares through DWAC, representing the Exercise Shares pursuant to an Exercise on or before the end of the Delivery Period (provided that the Exercise Price, if applicable, has been satisfied as provided in Section 2(b) hereof), other than a failure caused by any incorrect or incomplete information provided by Holder to the Company hereunder, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases Common Shares to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such Exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the Exercise at issue times and (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such Exercise was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its Exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted Exercise to cover the sale of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon Exercise of the Warrant as required pursuant to the terms hereof.

(j) Additional Representation. Unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that upon such Cash Exercise, the Holder will acquire the Warrant Shares as principal for its own account, for investment purposes only, and not with a view towards, the sale or distribution of the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that no such representations shall be construed as constituting an agreement by the Holder to hold any of the Warrant Shares for any minimum or other specific term and the Holder shall reserve the right to dispose of such Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. In addition, unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that, as of the date of such Cash Exercise, the Holder is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the SEC under the Securities Act. If the Holder is unable to make the representations set forth in the first two sentences of this Section 2(j) at the time it delivers its Exercise Form in respect of a Cash Exercise, the Holder shall notify the Company in writing that it is not making such representations (a “Representation Notice”). If the Holder delivers a Representation Notice in connection with a Cash Exercise, it shall be a condition to the Holder’s Cash Exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of Warrant Shares upon such Cash Exercise of this Warrant shall not violate any United States or state securities laws.

3. Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise; Cashless Major Exercise and Cashless Default Exercise.

(a) Exercise Price. The Exercise Price (“Exercise Price”) shall initially equal $1.94 per share, subject to adjustment pursuant to the terms hereof, including but not limited to Section 5 below.

Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of the Holder:

(i) Cash Exercise: The Holder may exercise this Warrant in cash, bank or cashier’s check, wire transfer or through a reduction of an amount of principal outstanding under any Notes (as defined in the Facility Agreement) in accordance with Section 2.3(d) of the Facility Agreement, then held by the Holder (a “Cash Exercise”); or

(ii) Cashless Exercise: The Holder, at its option, may exercise this Warrant in a cashless exercise transaction. In order to effect a Cashless Exercise, the Holder shall send to the Company at its principal office a notice of cashless election, in which event the Company shall issue Holder a number of Common Shares computed using the following formula (a “Cashless Exercise”):

X = Y (A-B)/A

where: X = the number of Common Shares to be issued to Holder.

Y = the number of Common Shares for which this Warrant is being Exercised.

A = the Market Price of one (1) share of Common Shares (for purposes of this Section 3(a)(ii), “Market Price,” as of any date, shall mean the Volume Weighted Average Price (as defined herein) of the Common Shares for the five (5) consecutive Trading Day period immediately preceding the date in question.

B = the Exercise Price.

As used herein, the “Volume Weighted Average Price” for any security during any period means the volume weighted average sale price on The NASDAQ Global Select Market (“NASDAQ”) during such period as reported by, or based upon data reported by, Bloomberg Financial Markets or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by holders of a majority in interest of the Warrants and the Company (“Bloomberg”) or, if NASDAQ is not the principal trading market for such security, the volume weighted average sale price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg during such period, or, if no volume weighted average sale price is reported for such security, then the last closing trade price of such security during such period as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security that are listed in the over the counter market by the Financial Industry Regulatory Authority, Inc. or in the “pink sheets” by the Pink OTC Market, Inc. If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the volume weighted average price shall be the fair market value as mutually determined by the Company and the Holders of a majority in interest of the Warrants being Exercised for which the calculation of the volume weighted average price is required in order to determine the Exercise Price of such Warrants. “Trading Day” shall mean any day on which the Common Shares are traded for any period on NASDAQ, or on the principal securities exchange or other securities market on which the Common Shares are then being traded.

For purposes of Rule 144 and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have commenced on the date this Warrant was issued. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Cashless Major Exercise: To the extent the Holder shall exercise this Warrant as a Cashless Major Exercise pursuant to Section 5(c)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant (or any portion thereof) pursuant to a Cashless Major Exercise, in which event the Company shall, at its election, either (i) issue a number of Common Shares equal to the Intrinsic Value (as determined in accordance with Schedule 1 attached hereto) (the “Intrinsic Value”) of the Warrant (or such applicable portion being exercised) divided by the Volume Weighted Average Price of the Common Shares for the five (5) Trading Day period immediately preceding the date on which the applicable Major Transaction is consummated, or (ii) redeem the Warrant (or such applicable portion) for an amount in cash equal to the Major Transaction Warrant Early Termination Price (as defined below). The Company shall notify the Holder in writing within two (2) Business Days following receipt of the Exercise Form whether it is electing to treat such Major Transaction (or portion thereof) in accordance with clause (i) or (ii) above.

(c) Cashless Default Exercise. To the extent the Holder exercises this Warrant as a Cashless Default Exercise pursuant to Section 11(b)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant pursuant to a Cashless Default Exercise, in which event the Company shall issue to the Holder, within five (5) Trading Days of the applicable Default Notice, a number of Common Shares (which shares shall be valued at the Volume Weighted Average Price for the five (5) Trading Day period prior to the applicable Default Notice) equal to the greater of (A) the Black Scholes Value (as determined in accordance with Schedule 2 attached hereto) (the “Black Scholes Value”) of the remaining unexercised portion of this Warrant on the date of such Default Notice (as defined below) and (B) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Exercise Shares in respect of such Cashless Default Exercise are issued to the Holder. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(d) Dispute Resolution. In the case of a dispute as to the determination of the closing price or the Volume Weighted Average Price of the Common Shares or the arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price (as defined below), the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Form or Major Transaction Early Termination Notice, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days thereafter submit via facsimile (i) the disputed determination of the closing price or the Volume Weighted Average Price of the Common Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld or (ii) the disputed arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price to the Company’s independent, outside accountant. The Company shall use reasonable commercial best efforts to cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one-half of the fees and costs of such investment bank or accountant.

4. Transfer and Registration.

(a) Transfer Rights. Subject to the provisions of Section 8 of this Warrant, this Warrant may be transferred on the books of the Company, in whole or in part, in person or by attorney, upon surrender of this Warrant properly completed and endorsed, provided, however, that in the event that the Holder is not the Initial Holder or an Affiliate of the Initial Holder, the assignment form provided for in Section 8 shall include a signature guarantee. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and Holder shall be entitled to receive a new Warrant as to the portion hereof retained.

(b) Registrable Securities. The Common Shares issuable upon the Exercise of this Warrant have registration rights pursuant to the Registration Rights Agreement.

5. Adjustments Upon Certain Events.

(a)	Reserved.

(b) Recapitalization or Reclassification. If the Company shall at any time effect a stock split, payment of stock dividend, recapitalization, reclassification or other similar transaction of such character that the Common Shares shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of Common Shares which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Common Shares by reason of such stock split, payment of stock dividend, recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Shares of any transaction described in this Section 5(b).

(c) Rights Upon Major Transaction.

(i) Major Transaction. In the event that a Major Transaction (as defined below) occurs, then (1) in the case of a Cash-Out Major Transaction and in the case of a Mixed Major Transaction to the extent of the percentage of the cash consideration in the Mixed Major Transaction (determined in accordance with the definition of a Mixed Major Transaction below), the Holder, at its option, may require the Company to redeem the Holder’s outstanding Warrants in accordance with Section 5(c)(ii) below and (2) in the case of all other Major Transactions and in the case of a Mixed Major Transaction to the extent of the percentage of the consideration represented by securities of a Successor Entity in the Mixed Major Transaction, the Holder shall have the right to exercise this Warrant as a Cashless Major Exercise. Notwithstanding anything herein to the contrary, the Holder shall have the right to waive its rights under this Section 5(c) with respect to all or any portion of any Major Transaction, in which event none of the provisions of this Section 5(c)(i) with respect to such rights shall apply to such Major Transaction or portion thereof. Each of the following events shall constitute a “Major Transaction”:

(A) a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or other similar event, (1) following which the holders of Common Shares immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (a) no longer hold a majority of the Common Shares or (b) no longer have the ability to elect a majority of the board of directors of the Company or (2) as a result of which Common Shares shall be changed into (or the Common Shares become entitled to receive) the same or a different number of shares of the same or another class or classes of shares or securities of the Company or another entity (collectively, a “Change of Control Transaction”);

(B) the sale or transfer of (i) all or substantially all of the assets of the Company or (ii) assets of the Company for a purchase price equal to more than 50% of the Enterprise Value (as defined below) of the Company. For purposes of this clause (B), “Enterprise Value” shall mean (I) the product of (x) the number of issued and outstanding Common Shares on the date the Company delivers the Major Transaction Notice (defined below) multiplied by (y) the per share closing price of the Common Shares on such date plus (II) the amount of the Company’s debt as shown on the latest financial statements filed with the SEC (the “Current Financial Statements”) less (III) the amount of cash and cash equivalents of the Company as shown on the Current Financial Statements;

(C) a purchase, tender or exchange offer made to and accepted by the requisite percentage of the holders of outstanding Common Shares, such that following such purchase, tender or exchange offer a Change of Control Transaction shall have occurred;

(D) the liquidation, bankruptcy, insolvency, dissolution or winding-up (or the occurrence of any analogous proceeding) affecting the Company; or

(E)	the Common Shares cease to be registered under Section 12 of the Exchange Act.

(ii) Notice; Major Transaction Early Termination Right; Notice of Cashless Major Exercise. At least thirty (30) days prior to the consummation of any Major Transaction, but, in any event, within five (5) Business Days following the first to occur of (x) the date of the public announcement of such Major Transaction if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the public announcement of such Major Transaction if such announcement is made on and after 4:00 p.m., New York City time, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Major Transaction Notice”). At any time during the period beginning after the Holder’s receipt of a Major Transaction Notice and ending five (5) Trading Days prior to the consummation of such Major Transaction (the “Early Termination Period”), the Holder may require the Company to redeem (an “Early Termination Upon Major Transaction”) all or any portion of this Warrant not eligible to be treated as a Cashless Major Exercise (without taking into consideration the 9.985% Cap) by delivering written notice thereof (“Major Transaction Early Termination Notice”) to the Company, which Major Transaction Early Termination Notice shall indicate the portion of the principal amount (the “Early Termination Principal Amount”) of the Warrant (by reference to the number of shares issuable upon a Cash Exercise of the Warrant) that the Holder is electing to have redeemed. The portion of this Warrant subject to early termination pursuant to this Section 5(c)(ii) (the “Redeemable Shares”), shall be redeemed by the Company at a price (the “Major Transaction Warrant Early Termination Price”) payable in cash equal to the Intrinsic Value of the Redeemable Shares determined in accordance with Schedule 1 hereto.

To the extent the Holder shall elect to effect a Cashless Major Exercise in respect of a Major Transaction, the Holder shall deliver its Exercise Form in accordance with Section 3(b), within the Early Termination Period.

For the avoidance of doubt, the rights and obligations of the Company and the Holder upon the occurrence of a Major Transaction are conditional upon such Major Transaction being consummated and in the event that Major Transaction for which the Holder is given notice is not consummated, all actions taken under this Section 5(c) shall be deemed to be rescinded and null and void and the Company shall return to the Holder the Warrant (if previously surrendered the Company in connection with an anticipated Major Transaction under this Section 5(c).

Following a Major Transaction that constitutes a Qualified Change of Control Transaction, any portion of this Warrant then remaining outstanding that has not been redeemed pursuant to Section 5(c)(i) or clause (ii) of Section 3(b) or Exercised (whether by Cash Exercise, Cashless Exercise, Cashless Major Exercise or otherwise) shall automatically and immediately convert into Common Shares, and shall be deemed to have been exercised pursuant to a Cashless Exercise, immediately prior to the consummation of such Major Transaction.

(iii) Escrow; Payment of Major Transaction Warrant Early Termination Price. Following the receipt of a Major Transaction Early Termination Notice or a notice of Cashless Major Exercise from the Holder, the Company shall not effect a Major Transaction that is being treated as an early termination or is eligible to be treated as a Cashless Major Exercise unless it either (a) shall first place into an escrow account with an independent escrow agent, at least three (3) Business Days prior to the closing date of the Major Transaction (the “Major Transaction Escrow Deadline”), an amount in Common Shares or cash, as applicable, equal to the Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares or (b) obtains the written agreement of the Successor Entity that the payment of the Major Transaction Warrant Early Termination Price shall be made to the Holder concurrently with the consummation of such Major Transaction or issuance by the Company of the applicable Exercise Shares shall be made to the Holder immediately prior to the consummation of such Major Transaction, as applicable, and such issuance or payment shall be a condition precedent to consummation of such Major Transaction. The Company shall (i) concurrently upon closing of such Major Transaction, pay or instruct the escrow agent to pay the Major Transaction Warrant Early Termination Price to the Holder or, (ii) immediately prior to the closing of such Major Transaction, deliver or instruct the escrow agent to deliver the applicable Exercise Shares to the Holder, as applicable. For purposes of determining the amount required to be placed in escrow pursuant to the provisions of this subsection (iii) and without affecting the amount of the actual Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares, the calculation of the price referred to in clause (1) of the first column of Schedule 1 hereto with respect to Stock Price shall be determined based on the Applicable VWAP (as defined on Schedule I) during the five (5) Trading Day period immediately preceding the date that the funds and/or applicable Exercise Shares, as applicable, are deposited with the escrow agent.

(iv) Injunction. Following the receipt of a Major Transaction Early Termination Notice or notice of a Cashless Major Exercise from the Holder, in the event that the Company attempts to consummate a Major Transaction without either (a) placing the Major Transaction Warrant Early Termination Price or applicable Exercise Shares, as applicable, in escrow in accordance with subsection (iii) above, (b) paying the Major Transaction Warrant Early Termination Price or issuing of the applicable Exercise Shares, as applicable, to the Holder prior to consummation of such Major Transaction, or (c) obtaining the written agreement of the Successor Entity described in subsection (iii) above, the Holder shall have the right to apply for an injunction in any state or federal courts sitting in the City of New York, borough of Manhattan to prevent the closing of such Major Transaction until the Major Transaction Warrant Early Termination Price is paid to the Holder, in full or the applicable Exercise Shares are delivered, as applicable.

An early termination required by this Section 5(c) shall be made in accordance with the provisions of Section 12 and shall have priority to payments to holders of Common Shares in connection with a Major Transaction to the extent an early termination required by Section 5(c)(ii) is deemed or determined by a court of competent jurisdiction to be prepayments of the Warrant by the Company, such early termination shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, until the Major Transaction Warrant Early Termination Price is paid in full, this Warrant may be exercised, in whole or in part, by the Holder into Common Shares, or in the event the Exercise Date is after the consummation of the Major Transaction, shares of publicly traded common stock (or their equivalent) of the Successor Entity pursuant to Section 5(c). The parties hereto agree that in the event of the early termination of any portion of the Warrant under this Section 5(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any premium due under this Section 5(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

For purposes hereof:

“Cash-Out Major Transaction” means a Major Transaction in which the consideration payable to holders of Common Shares in connection with the Major Transaction consists solely of cash.

“Cashless Default Exercise” shall mean an exercise of this Warrant as a “Cashless Default Exercise” in accordance with Section 3(c) and 11(b) hereof.

“Cashless Major Exercise” shall mean an exercise of this Warrant or portion thereof as a “Cashless Major Exercise” in accordance with Section 3(b) and 5(c)(i) hereof.

“Eligible Market” means the over the counter Bulletin Board, the New York Stock Exchange, Inc., the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE MKT or the TSX.

“Mixed Major Transaction” means a Major Transaction in which the consideration payable to the shareholders of the Company consists partially of cash and partially of securities of a Successor Entity. If the Successor Entity is a Publicly Traded Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be equal to the percentage that the value of the aggregate anticipated number of shares of the Publicly Traded Successor Entity to be issued to holders of Common Shares of the Company represents in comparison to the aggregate value of all consideration, including cash consideration, in such Mixed Major Transaction, as such values are set forth in any definitive agreement for the Mixed Major Transaction that has been executed at the time of the first public announcement of the Major Transaction or, if no such value is determinable from such definitive agreement, based on the closing market price for shares of the Publicly Traded Successor Entity on its principal securities exchange on the Trading Day preceding the first public announcement of the Mixed Major Transaction. If the Successor Entity is a Private Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be determined in good-faith by the Company's Board of Directors

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Major Transaction.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

“Private Successor Entity” means a Successor Entity that is not a Publicly Traded Successor Entity.

“Publicly Traded Successor Entity” means a Successor Entity that is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market (as defined above).

“Successor Entity” means any Person purchasing the Company’s assets or Common Shares, or any successor entity resulting from such Major Transaction, or if the Warrant is to be exercisable for shares of capital stock of its Parent Entity (as defined above), its Parent Entity.

(d) Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share specified in Section 3(a) of this Warrant, until the occurrence of an event stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of said subsection. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Shares.

(e) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Common Shares) then, wherever appropriate, all references herein to Common Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter, to the extent that such shares and/or other securities have not been distributed to the Holder, the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(f) Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to the terms of this Warrant, the Company shall promptly mail to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to such Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(f), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder would be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the adjusted Exercise Price in the Exercise Form.

6. Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, Holder may purchase only a whole number of Common Shares. If, on Exercise of this Warrant, Holder would be entitled to a fractional share of Common Shares or a right to acquire a fractional share of Common Shares, such fractional share shall be disregarded and the number of Common Shares issuable upon Exercise shall be the next higher whole number of shares.

7. Reservation of Shares.

From and after the date hereof, the Company shall at all times reserve for issuance such number of authorized and unissued Common Shares (or other securities substituted therefor as herein above provided) as shall be sufficient for the Exercise of this Warrant and payment of the Exercise Price. If at any time the number of Common Shares authorized and reserved for issuance is below the number of shares sufficient for the Exercise of this Warrant (a “Share Authorization Failure”) (based on the Exercise Price in effect from time to time), the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations under this Section 7, in the case of an insufficient number of authorized shares, and using its best efforts to obtain shareholder approval of an increase in such authorized number of shares. The Company covenants and agrees that upon the Exercise of this Warrant, all Common Shares issuable upon such Exercise shall be duly and validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Common Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal United States trading market for the Common Shares, such Eligible Market on which the Common Shares are traded or listed.

8. Restrictions on Transfer; TSX Restrictions.

(a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D and exempt from state registration or qualification under applicable state laws. None of the Warrant, the Exercise Shares or Failure Payment Shares may be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of or exercised except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act and applicable state laws, which exemption may include, without limitation, if applicable, a so-called “4(1) and a half” transaction.

(b) Assignment. Subject to Section 8(a), the Holder may offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of (a “Transfer”) this Warrant, in whole or in part; provided that the Holder may not Transfer any portion of this Warrant with respect to less than the lesser of (x) two hundred and fifty thousand (250,000) Warrant Shares (including for purposes of determining whether clause (x) has been satisfied with respect to a Transfer by the Initial Holder, the Transfer by the Initial Holder or any Affiliate of the Initial Holder of any Warrants issued pursuant to Section 2.10 of the Facility Agreement) or (y) all remaining Warrant Shares underlying this Warrant; and, provided further, that for so long as the Common Shares are traded on the Toronto Stock Exchange (“TSX”), the Holder may not Transfer any portion of this Warrant to any person or entity to the extent that, assuming a Cash Exercise by such transferee of the transferred portion of the Warrant immediately following such transfer (without regard to the 9.985% Cap), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario)) of Common Shares of such transferee would exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding (the “TSX Transfer Restriction”). In connection with any such Transfer of this Warrant, the Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee, together, if applicable, with the legal opinion referenced below. In addition, in connection with the Transfer of this Warrant (or any portion thereof), at a time that the Common Shares are traded on the TSX, the Holder shall obtain a Transferee Representation Letter substantially in the form attached hereto as Exhibit E hereto (the “Transferee Representation Letter”). The Company shall effect the assignment within three (3) Business Days of receipt of such written notice (the “Transfer Delivery Period”) and, if applicable, Transferee Representation Letter, and shall deliver to the assignee(s) designated by Holder a Warrant or Warrants of like tenor and terms for the appropriate number of shares, and shall deliver to the assignor a Warrant for the number of shares, if any, with respect to which the Warrant had not been assigned. Such Warrants shall bear any legends required by this Warrant, the Securities Act or applicable state securities laws. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. For avoidance of doubt: (1) in the event Holder notifies the Company that such Transfer is being made in a so called “4(1) and a half” transaction, the parties hereto agree that an opinion of outside counsel for the Holder of recognized standing, or otherwise reasonably acceptable to the Company, delivered to counsel for the Company substantially in the form attached hereto as Exhibit C shall be the only evidence required by the Company in order to effect such Transfer in such “4(1) and a half” transaction and (2) for purposes of determining whether the TSX Transfer Restriction has been complied with, the Holder shall be entitled to rely, without independent investigation, upon the representations set forth in the Transferee Representation Letter.

(c) PIF Submission. In connection with the issuance of this Warrant, the relevant Affiliate of the Initial Holder has submitted to the TSX a completed and executed Personal Information Form (“PIF”). Notwithstanding anything herein to the contrary, the Initial Holder shall not be permitted to effect a Cash Exercise or a Cashless Exercise hereunder prior to receipt of a written communication (including, without limitation, an email communication) from the appropriate branch of the TSX indicating that the TSX is satisfied with the PIF (such communication to be hereinafter referred to as the “TSX PIF Approval”). For the avoidance of doubt, regardless of whether the TSX PIF Approval has been obtained, the Initial Holder shall be permitted to Transfer this Warrant, in whole or in part, at any time pursuant to and subject to the terms and conditions set forth in this Section 8.

9. Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be reasonably required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant.

10. Events of Failure.

(a) Definition.

The occurrence of each of the following shall be considered to be an “Event of Failure.”

(i) A Delivery Failure occurs, where a “Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver Exercise Shares to the Holder within any applicable Delivery Period;

(ii) A Legend Removal Failure occurs, where a “Legend Removal Failure” shall be deemed to have occurred if the Company fails to use its best efforts to issue this Warrant and/or Exercise Shares without a restrictive legend, or fails to use its best efforts to remove a restrictive legend, when and as required under Section 2(e) hereof;

(iii) a Transfer Delivery Failure occurs, where a “Transfer Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver a Warrant within any applicable Transfer Delivery Period; and

(iv) a Registration Failure (as defined below).

For purpose hereof, “Registration Failure” means that (A) the Company fails to file with the SEC on or before the Filing Deadline (as defined in the Registration Rights Agreement) any Registration Statement required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, (B) the Company fails to use best efforts to obtain effectiveness with the SEC, prior to the Registration Deadline (as defined in the Registration Rights Agreement), and if such Registration Statement is not so filed prior to the Registration Deadline, as soon as possible thereafter, of any Registration Statement (as defined in the Registration Rights Agreement) that is required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, or fails to use best efforts to keep such Registration Statement current and effective as required in Section 3 of the Registration Rights Agreement, (C) The Company fails to file any additional Registration Statements required to be filed pursuant to Section 2(a)(ii) of the Registration Rights Agreement on or before the Additional Filing Deadline or fails to use best efforts to cause such new Registration Statement to become effective on or before the Additional Registration Deadline, and if such effectiveness does not occur within such period, as soon as possible thereafter, (D) the Company fails to file any amendment to any Registration Statement, or any additional Registration Statement required to be filed pursuant to Section 3(b) of the Registration Rights Agreement within thirty (30) days of the applicable Registration Trigger Date (as defined in the Registration Rights Agreement), or fails to use best efforts to cause such amendment and/or new Registration Statement to become effective within ninety (90) days of the applicable Registration Trigger Date, and, if such effectiveness does not occur within such period, as soon as possible thereafter, (E) any Registration Statement required to be filed under the Registration Rights Agreement, after its initial effectiveness and during the Registration Period (as defined in the Registration Rights Agreement), lapses in effect or sales of all of the Registrable Securities (as defined in the Registration Rights Agreement) cannot otherwise be made thereunder (whether by reason of the Company’s failure to amend or supplement the prospectus included therein in accordance with the Registration Rights Agreement, the Company’s failure to file and, use best efforts to obtain effectiveness with the SEC of an additional Registration Statement or amended Registration Statement required pursuant to Sections 2(a)(ii) or 3(b) of the Registration Rights Agreement, as applicable, or otherwise), and (F) the Company fails to provide a commercially reasonable written response to any comments to any Registration Statement submitted by the SEC within twenty (20) days of the date that such SEC comments are received by the Company.

(b) Failure Payments; Determination. The Company understands that any Event of Failure (as defined above) could result in economic loss to the Holder. In the event that any Event of Failure occurs, as compensation to the Holder for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Holder an amount payable, at the Company’s option, either (i) in cash or (ii) in Common Shares that are valued for these purposes at the Volume Weighted Average Price during the five (5) Trading Day period immediately preceding the date of the Failure Delivery Date (as defined below) (“Failure Payments”) (which shares can be issued pursuant to a registration under the Securities Act or an exemption therefrom, at the option of the Company), in each case equal to 18% per annum (or the maximum rate permitted by applicable law, whichever is less) of the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Failure Delivery Date (as recalculated on the first Business Day of each month thereafter for as long as Failure Payments shall continue to accrue), which shall accrue daily from the date of such Event of Failure until the Event of Failure is cured, compounded monthly, provided, however, the Holder shall only receive up to such amount of Common Shares in respect of Failure Payments such that Holder and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) shall not collectively beneficially own greater than 9.985% of the total number of Common Shares of the Company then issued and outstanding. For purposes of clarification, it is agreed and understood that Failure Payments shall continue to accrue following any Event of Default until the applicable Default Amount is paid in full.

Notwithstanding the above, in the event that the Company has failed to use best efforts to obtain effectiveness with the SEC of a Registration Statement and (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed such Registration Statement (as defined in the Registration Rights Agreement) covering the number of shares required by the Registration Rights Agreement, (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering the full number of Warrant Shares issuable upon exercise of the Warrants by the Registration Deadline (as defined in the Registration Rights Agreement) then, the Failure Payments attributable to such late Registration Effectiveness shall be reduced from 18% to 15% (calculated as set forth above). The Company shall satisfy any Failure Payments under this Section pursuant to Section 10(c) below. Failure Payments are in addition to any Shares that the Holder is entitled to receive upon Exercise of this Warrant.

(c) Payment of Accrued Failure Payments. The Common Shares or cash in satisfaction of the accrued Failure Payment shall be issued and delivered or paid, as the case may be, on or before the fifth (5th) Business Day of each month following a month in which Failure Payments accrued (such date of delivery the “Failure Delivery Date”). Nothing herein shall limit the Holder’s right to pursue actual damages (to the extent in excess of the Failure Payments) for the Company’s Event of Failure, and the Holder shall have the right to pursue all remedies available at law or in equity (including a decree of specific performance and/or injunctive relief). Notwithstanding the above, if a particular Event of Failure results in an Event of Default pursuant to Section 11 hereof, then the Failure Payment, for that Event of Failure only, shall be considered to have been satisfied upon payment to the Holder of an amount equal to the greater of (i) the Failure Payment, or (ii) the Default Amount, payable in accordance with Section 11.

(d) Maximum Interest Rate. Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

11. Default.

(a) Events Of Default. Each of the following events shall be considered to be an “Event of Default,” unless waived by the Holder:

(i) Failure To Effect Registration. With respect to all Registration Failures, a Registration Failure occurs and remains uncured for a period of more than thirty (30) days (or forty-five (45) days in the case where the Company (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed a Registration Statement (as defined in the Registration Rights Agreement) covering this Warrant and the number of shares required by the Registration Rights Agreement, and (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering this Warrant and the Shares by the Registration Deadline (as defined in the Registration Rights Agreement)), and such Registration Failure relates solely to the Company’s failure to have the Registration Statement declared effective by the Registration Deadline (as defined in the Registration Rights Agreement) and with respect to a Registration Failure provided in clause (E) of the definition of “Registration Failure”, such Registration Failure occurs and remains uncured for a period of more than forty-five (45) days.

(ii) Failure To Deliver Common Shares. A Delivery Failure (as defined above) occurs and remains uncured for a period of more than twenty (20) days; or at any time the Company announces or states in writing that it will not honor its obligations to issue Common Shares to the Holder upon Exercise by the Holder of the Exercise rights of the Holder in accordance with the terms of this Warrant.

(iii) Legend Removal Failure. A Legend Removal Failure (as defined above) occurs and remains uncured for a period of twenty (20) days.

(iv) Transfer Delivery Failure. Transfer Delivery Failure (as defined above) occurs and remains uncured for a period of twenty (20) days; and

(v) Corporate Existence; Major Transaction. (A) The Company has failed to place the Major Transaction Warrant Early Termination Price or the Exercise Shares issuable upon exercise of a Cashless Major Exercise, as the case may be, into escrow or obtain the written agreement of the Successor Entity as described in Section 5(c)(ii), or the Company has failed to instruct the escrow agent to release such amount or such shares, as the case may be, to the Holder pursuant to Section 5(c)(ii), or (B) the Company has failed to obtain the written agreement of the Successor Entity as described in Section 5(c)(ii).

(b) Mandatory Early Termination.

(i) Mandatory Early Termination Amount; Cashless Default Exercise. If any Events of Default shall occur then, unless waived by the Holder, upon the occurrence and during the continuation of any Event of Default, at the option of the Holder, such option exercisable through the delivery of written notice to the Company by such Holder (the “Default Notice”), the Company shall have the right to terminate the outstanding amount of this Warrant and pay to the Holder (a “Mandatory Early Termination”), in full satisfaction of its obligations hereunder by delivery of a notice to such effect to the Holder within two (2) Business Days following receipt of the Default Notice, an amount payable in cash (the “Mandatory Early Termination Amount” or the “Default Amount”) equal to the greater of (i) the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Default Notice and (ii) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Mandatory Early Termination Amount is paid to the Holder. In the event the Company does not exercise its right to consummate a Mandatory Early Termination, then the Holder shall have the right to exercise this Warrant pursuant to a Cashless Default Exercise in accordance with Section 3(c) above.

The Mandatory Early Termination Amount shall be payable within five (5) Business Days following the date of the applicable Default Notice.

(ii) Liquidated Damages. The parties hereto acknowledge and agree that the sums payable as Failure Payments or pursuant to a Mandatory Early Termination shall give rise to liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Holder is incapable or is difficult to precisely estimate, (ii) the amounts specified bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Holder, and (iii) the parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

The Default Amount, together with all other amounts payable hereunder, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

(c) Posting Of Bond. In the event that any Event of Default occurs hereunder, the Company may not raise as a legal defense (in any Lawsuit, as defined below, or otherwise) or justification to such Event of Default any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless the Company has posted a surety bond (a “Surety Bond”) for the benefit of such Holder in the amount of 130% of the aggregate Surety Bond Value (as defined below) of all of the Holder’s Warrants (the “Bond Amount”), which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

For purposes hereof, a “Lawsuit” shall mean any lawsuit, arbitration or other dispute resolution filed by either party herein pertaining to any of this Warrant, the Facility Agreement and the Registration Rights Agreement.

“Surety Bond Value,” for the Warrants shall mean 130% of the of the Black-Scholes Value (as determined in accordance with Bloomberg OV function) of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that such bond goes into effect.

(d) Injunction and Posting of Bond. In the event that the Event of Default referred to in subsection (c) above pertains to the Company’s failure to deliver unlegended Common Shares to the Holder pursuant to a Warrant Exercise, legend removal request, or otherwise, the Company may not refuse such unlegended share delivery based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless an injunction from a court, on prior notice to Holder, restraining and or enjoining Exercise of all or part of said Warrant shall have been sought and obtained by the Company and the Company has posted a Surety Bond for the benefit of such Holder in the amount of the Bond Amount, which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

(e) Remedies, Other Obligations, Breaches And Injunctive Relief. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, the Facility Agreement and the Registration Rights Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. Holder’s Early Terminations; TSX Notice.

(a) Mechanics of Holder’s Early Terminations. In the event that the Company does not deliver the applicable Major Transaction Warrant Early Termination Price or Default Amount or the Exercise Shares in respect of a Cashless Major Exercise or a Cashless Default Exercise, as the case may be, to the Holder within the time period or as otherwise required pursuant to the terms hereof, at any time thereafter by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of such Major Transaction Warrant Early Termination Price or Default Amount or Exercise Shares, the Holder shall have the option, in lieu of early termination, Cashless Major Exercise or Cashless Default Exercise, as the case may be, to require the Company to promptly return to the Holder all or any portion of this Warrant that was submitted for early termination or exercise. Upon the Company’s receipt of such notice, (x) the applicable early termination or exercise, as the case may be, shall be null and void with respect to such applicable portion of this Warrant, and (y) the Company shall immediately return this Warrant, or issue a new Warrant to the Holder representing the portion of this Warrant that was submitted for early termination or exercise. The Holder’s delivery of a notice voiding an early termination or exercise and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Failure Payments which have accrued prior to the date of such notice with respect to the Warrant subject to such notice.

(b) TSX Notice of Certain Payments and Issuances. Prior to any (i) issuance of Exercise Shares pursuant to a Cashless Default Exercise, (ii) payment of Default Amounts, (iii) issuance of Common Shares in satisfaction of accrued Failure Payments or (iv) payment of cash in satisfaction of accrued Failure Payments, the Company shall deliver to the TSX a letter, substantially in the form of Exhibit F hereto (the “TSX Letter”), notifying the TSX of such payment or issuance. Notwithstanding the foregoing, the failure by the Company to deliver the TSX Letter shall in no way diminish the Company’s obligations to make such payments or issuances.

13. Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and Holder any legal or equitable right, remedy or claim under this Warrant and this Warrant shall be for the sole and exclusive benefit of the Company and Holder.

14. Governing Law.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15. Loss of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

16. Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant to be given or made by Holder to or on the Company shall be sufficiently given or made if sent by overnight delivery with a nationally recognized overnight courier service, certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Company, to the address set forth in Section 2(a) above. To the extent any notice or demand pursuant to this Warrant can be made by electronic mail, such notice or demand given or made by Holder to or on the Company shall be sufficiently given or made if it is sent by electronic mail to the addresses that the Company shall designate in writing from time to time. Notices or demands pursuant to this Warrant to be given or made by the Company to or on Holder shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, to the address of Holder set forth in the Company’s records, until another address is designated in writing by Holder.

IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 16th day of September, 2013.

IMRIS INC.

By:
	Name:	Kelly McNeill
	Title:	Executive Vice-President and
Chief Financial Officer

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [                          ]

CHECK THE APPLICABLE BOX:

☐	Cash Exercise or Cashless Exercise

The undersigned hereby irrevocably exercises the attached warrant (the “Warrant”) with respect to, and elects to purchase, ____ Common Shares (the “Common Shares”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), and, if pursuant to a Cashless Exercise, herewith makes payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of said Warrant.

[IF APPLICABLE: The undersigned hereby encloses $____ as payment of the Exercise Price.]

[IF APPLICABLE: The undersigned hereby agrees to cancel $____ of principal outstanding under Notes of the Company held by the Holder.]

☐	Cashless Major Exercise

The undersigned hereby irrevocably exercises the Warrant with respect to ____% of the Warrant currently outstanding pursuant to a Cashless Major Exercise in accordance with the terms of the Warrant.

☐	Cashless Default Exercise

The undersigned hereby irrevocably exercises the Warrant pursuant to a Cashless Default Exercise, in accordance with the terms of the Warrant.

1.    [NOT REQUIRED IF 9.985% CAP NOT APPLICABLE UNDER SECTION 1] The undersigned represents that the beneficial ownership of Common Shares by the undersigned, its Affiliates (as defined in the Warrant) and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the undersigned’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would not exceed the 9.985% Cap (as defined in the Warrant), based on the total number of Common Shares outstanding as determined pursuant to the provisions of Section 1 of the Warrant, upon this exercise.

2.    The undersigned requests that any stock certificates for such shares be issued free of any restrictive legend, if appropriate, and, if requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below. If it is not appropriate to issue such stock certificates free of any restrictive legend, the undersigned acknowledges that, subject to the provisions set forth in the Warrant, such certificates will be restricted securities as defined in Rule 144 under the Securities Act, will be subject to transfer restrictions imposed by the Securities Act, and that certificates representing such shares will bear the restrictive legends set forth in the Warrant.

3.     Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated:

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder
desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named the right to purchase __________ shares of the Common Shares of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, evidenced by the attached Warrant and does hereby irrevocably constitute and appoint __________ attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises.

Dated:
Signature

Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C

FORM OF OPINION

______, 20__

[___________]

Re:     [                     ] (the “Company”)

Dear Sir:

[___________] (“[__________]”) intends to transfer _______ Warrants (the “Warrants”) of the Company to __________ (“________”) without registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, we have examined and relied upon the truth of representations contained in an Investor Representation Letter attached hereto and have examined such other documents and issues of law as we have deemed relevant.

Based on and subject to the foregoing, we are of the opinion that the transfer of the Warrants by _______ to ______ may be effected without registration under the Securities Act, provided, however, that the Warrants to be transferred to _______ contain a legend restricting its transferability pursuant to the Securities Act and that transfer of the Warrants is subject to a stop order.

The foregoing opinion is furnished only to ____________ and may not be used, circulated, quoted or otherwise referred to or relied upon by you for any purposes other than the purpose for which furnished or by any other person for any purpose, without our prior written consent.

Very truly yours,

[FORM OF INVESTOR REPRESENTATION LETTER]

_____, 20__

[_________________]

Gentlemen:

_________ (“___”) has agreed to purchase _________ Warrants (the “Warrants”) of [    ] (the “Company”) from [___________] (“[_________]”). We understand that the Warrants are “restricted securities.” We represent and warrant that ______ is a sophisticated institutional investor that would qualify as an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

________ represents and warrants as of the date hereof as follows:

1.   That it is acquiring the Warrants and the common shares underlying such Warrants (the “Exercise Shares”) solely for its account for investment and not with a view to or for sale or distribution of said Warrants or Exercise Shares or any part thereof. ________ also represents that the entire legal and beneficial interests of the Warrants and Exercise Shares _________ is acquiring is being acquired for, and will be held for, its account only;

2.   That the Warrants and the Exercise Shares have not been registered under the Securities Act on the basis that no distribution or public offering of the stock of the Company is to be effected. _______ realizes that the basis for the exemption may not be present if, notwithstanding its representations, _______ has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. _______ has no such present intention;

3.   That the Warrants and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. ________ recognizes that the Company has no obligation to register the Warrants, or to comply with any exemption from such registration;

4.   That neither the Warrants nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations;

5.   That it will not make any disposition of all or any part of the Warrants or Exercise Shares in any event unless and until:

(i)      The Company shall have received a letter secured by _________ from the Securities and Exchange Commission stating that no action will be recommended to the Securities and Exchange Commission with respect to the proposed disposition;

(ii)      There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii)     _________ shall have notified the Company of the proposed disposition and, in the case of a sale or transfer in a so called “4(1) and a half” transaction, shall have furnished counsel to the Company with an opinion of counsel, reasonably satisfactory to counsel to the Company.

We acknowledge that the Company will place stop orders with respect to the Warrants and the Exercise Shares, and if a registration statement relating to the Exercise Shares is not effective, the Exercise Shares shall bear the following restrictive legend:

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

We further understand that until January 17, 2014, any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

At any time and from time to time after the date hereof, _________ shall, without further consideration, execute and deliver to [________] or the Company such other instruments or documents and shall take such other actions as they may reasonably request to carry out the transactions contemplated hereby.

Very truly yours,

EXHIBIT D

FORM OF SELLER REPRESENTATION LETTER

_____, 20__

[_________________]

Re:	[NAME OF COMPANY]/[NAME OF SHAREHOLDER]
Removal of Stock Legend

Ladies and Gentlemen:

The undersigned (“Shareholder”) hereby requests that the enclosed certificate, representing [___________ common shares][ warrants for the purchase of _________common shares] (the “Securities”) of IMRIS Inc. (“Issuer”), be exchanged for a new certificate free of any restrictive legend. In connection with this request, Shareholder represents and warrants that:

(1)      The Shareholder is not, and has not been at any time during the preceding three months, an “affiliate” (as that term is defined in paragraph (a)(1) of Rule 144 under the United States Securities Act of 1933, as amended (the “Act”)) of the Issuer.

(2)      The Shareholder understands and acknowledges that, the Securities were, when issued, “restricted securities” as that term is defined in paragraph (a)(3) of Rule 144 under the Act.

(3)      [TO BE INSERTED ONLY IF THE SECURITIES ARE WARRANTS OR COMMON SHARES THAT WERE ACQUIRED IN A CASH EXERCISE OF A WARRANT: A minimum of six months has elapsed since (a) the date of the acquisition of the Securities from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price therefor.]

   [TO BE INSERTED ONLY IF THE SECURITIES ARE COMMON SHARES THAT WERE ACQUIRED IN A CASHLESS EXERCISE OF A WARRANT: The Securities were acquired pursuant to a cashless exercise of a warrant to purchase the Securities (the “Warrant”), and a minimum of six months has elapsed since (a) the date of the acquisition of the acquistion of the Warrant from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price of the Warrant.]

Rule 144 defines an “affiliate” of the Issuer as any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Issuer.

The Issuer and its counsel and transfer agent may rely upon the representations made in this letter as though it had been addressed to them. The Shareholder agrees to notify the Issuer promptly of any changes in the facts set forth in this letter.

Sincerely,

Name of Shareholder

By:
Name:
Title:

EXHIBIT E

FORM OF TRANSFEREE REPRESENTATION LETTER

________, 20___

[________________________]

Gentlemen:

_______________ (the “Transferee”) has agreed to purchase ________ Warrants (the “Warrants”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”) from ____________________].

The Transferee represents and warrants as of the date hereof that, assuming a full Cashless Exercise (as defined in the Warrant) of the Warrants immediately following such transfer (without regard to the 9.985% Cap contained therein), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario) of Common Shares (as defined in the Warrant) by the Transferee will not exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding.

Very truly yours,

EXHIBIT F

TSX FORM OF NOTICE

The Toronto Stock Exchange

130 King Street West

Toronto, ON M5X 1J2

Attention: [                                   ]

Reference is made to the Warrants of the Company (collectively, the “Warrant”) issued on September __, 2013.

Pursuant to the terms of the Warrant, we hereby notify the Toronto Stock Exchange that, due to an [Event of Failure] [Event of Default] under the Warrant, the holder(s) of the Warrant(s) has/have notified the Company of its/their right to receive [Common Shares of the Company] [cash payments] based upon the Black Scholes Value (as defined in the Warrant) of the Warrant.

Very truly yours,

Schedule 1

Calculation of Intrinsic Value

Calculation Under Section 3(b) or 5(c)(ii)

Intrinsic Value	The excess of the Stock Price minus the prevailing Exercise Price multiplied by the number of Common Shares underlying the portion of this Warrant that is subject to such Cashless Major Exercise or redemption (by reference to the number of Common Shares that would be issuable upon a Cash Exercise of the Warrant or such portion).

Stock Price	The greater of (1) the average daily Volume Weighted Average Price of the Common Shares on NASDAQ, or, if that is not the principal trading market for the Common Shares, such principal market on which the Common Shares are traded or listed (the “Applicable VWAP”) for the five (5) Trading Days immediately preceding the date on which a Major Transaction is consummated, and (2) the Applicable VWAP for the five (5) Trading Days immediately following the first public announcement of a Major Transaction, or (3) the Applicable VWAP for the five (5) Trading Days immediately preceding the first public announcement of the Major Transaction.

Schedule 2

Black-Scholes Value under Section 10(b) or 11(b)

Remaining Term	Number of calendar days from date of the Event of Failure until the last date on which the Warrant may be exercised.

Interest Rate	A risk-free interest rate corresponding to the US$ LIBOR/Swap rate for a period equal to the Remaining Term.

Cost to Borrow	Zero

Volatility	The arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the date of such determination, obtained from the HVT or similar function on Bloomberg.

Stock Price	The Volume Weighted Average Price on the date of such calculation.

Dividends	Zero.

Strike Price	Exercise Price as defined in section 3(a).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE, TRANSFER OR EXERCISE.

THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT AND ASSESSMENT OF THE RISKS INVOLVED.

UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014.

THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID LISTED SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

Warrant to Purchase
2,409,500 shares	Warrant Number 2

Warrant to Purchase Common Shares

of

IMRIS Inc.

THIS CERTIFIES that Deerfield Private Design International II, L.P. or any subsequent holder hereof (“Holder”) has the right to purchase from IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), two million four hundred nine thousand five hundred (2,409,500) fully paid and nonassessable common shares of the Company (“Common Shares”), subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in Section 3 below, at any time during the Term (as defined below).

Holder agrees with the Company that this Warrant to Purchase Common Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1. Date of Issuance and Term.

This Warrant shall be deemed to be issued on September16, 2013 (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at 5:00 p.m., New York City time, on the date that is seven (7) years after the Date of Issuance (the “Term”). This Warrant was issued in conjunction with that certain Facility Agreement (the “Facility Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”) by and between the Company, and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P., each dated September16, 2013, entered into in conjunction herewith.

Notwithstanding anything herein to the contrary, the Company shall not issue to the Holder, and the Holder may not acquire, a number of Common Shares upon exercise of this Warrant to the extent that, upon such exercise, the number of Common Shares then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) would exceed 9.985% of the total number of Common Shares then issued and outstanding (the “9.985% Cap”), provided, however, that the 9.985% Cap shall not apply with respect to the issuance of Common Shares pursuant to a Cashless Major Exercise (as defined below) in connection with a Major Transaction (as defined below) covered by the provisions of Section 5(c)(i)(A) below in which the Company is not the surviving entity (a “Qualified Change of Control Transaction”) to the extent that the number of shares beneficially owned by the Holder and its Affiliates in the successor entity immediately following consummation of such Qualified Change of Control Transaction does not exceed 9.985% of the outstanding common stock of such successor entity and provided, further, that the 9.985% Cap shall only apply to the extent that the Common Shares are deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities and Exchange Commission (the “SEC”), and the percentage held by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Common Shares then outstanding. Each delivery of an Exercise Form by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined, based on the most recent public filings by the Company with the SEC (or any differing information received from the Company in accordance with the immediately preceding sentence), that the issuance of the full number of Common Shares requested in such Exercise Form is permitted under this paragraph.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). With respect to a Holder of Warrants, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Business Day” means any day on which both (a) the Common Shares are traded for at least two hours on NASDAQ, and (b) the Transfer Agent is open for business.

“Initial Holder” means Deerfield Private Design International II, L.P.

2. Exercise.

(a) Manner of Exercise. During the Term, this Warrant may be Exercised as to all or any lesser number of whole Common Shares covered hereby (the “Warrant Shares” or the “Shares”) by sending to the Company the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, together with, if applicable, the full Exercise Price (as defined below, which may be satisfied by a Cash Exercise or a Cashless Exercise, as each is defined below) for each share of Common Shares as to which this Warrant is Exercised, at the office of the Company, Kelly McNeill; Phone: (763) 203-6304, Fax: (204) 480-7071, Email: kmcneill@imris.com, or at such other office or agency as the Company may designate in writing, by overnight mail, with an advance copy of the Exercise Form sent to the Company by facsimile or electronic mail (such exercise of the Warrant hereinafter called the “Exercise” of this Warrant).

(b) Date of Exercise. The “Date of Exercise” of the Warrant shall be defined as the date that the Exercise Form attached hereto as Exhibit A, duly completed and executed, is received by facsimile or electronic mail by the Company, provided that the Exercise Form is received by the Company and the Exercise Price (if applicable) is satisfied, each as soon as practicable thereafter but in any event no later than the close of business on the second Business Day thereafter. Alternatively, if Holder has not sent advance notice by facsimile or electronic mail, the Date of Exercise shall be defined as the date the original Exercise Form is received by the Company, provided that the Exercise Price, if applicable, is satisfied no later than the close of business on the second Business Day thereafter. Upon delivery of the Exercise Form to the Company by facsimile, electronic mail or otherwise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been Exercised, irrespective of the date such Warrant Shares are credited to the Holder’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be; provided, however, that (i) in the event of a Cashless Major Exercise in respect of a Qualified Change of Control Transaction, the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately prior to the consummation of such Qualified Change of Control Transaction, (ii) in the event of a Cashless Major Exercise triggered by an event set forth in Section 5(c)(i)(E), the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately following the occurrence of the Major Transaction and (iii) in the event that the Exercise Price (if applicable) is not satisfied by no later than the second Business Day following the delivery of the Exercise Form, as described above, the Holder shall not be deemed to have become a holder of record of such Warrant Shares until such time as the Exercise Price is received by the Company and the Company shall have no obligation to deliver such Warrant Shares until two (2) Business Days following the Company’s receipt of the full Exercise Price. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within two (2) Business Days of the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form and other required information with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Delivery of Common Shares Upon Exercise. Within three (3) Business Days after any Date of Exercise or in the case of a Cashless Major Exercise or a Cashless Default Exercise (each as defined in Section 5(c) below), within the period provided in Section 5(c)(iv) or Section 3(c), as applicable (the “Delivery Period”), the Company shall issue and deliver (or cause its transfer agent (the “Transfer Agent”) to issue and deliver) in accordance with the terms hereof certificates representing that number of Common Shares (“Exercise Shares”) for the portion of this Warrant converted as shall be determined in accordance herewith. Upon the Exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering an opinion of counsel, to assure that the Transfer Agent shall issue share certificates in the name of Holder (or its nominee) or such other persons as designated by Holder and in such denominations to be specified at Exercise representing the number of Common Shares issuable upon such Exercise. The Company warrants that no instructions other than these instructions have been or will be given to the Transfer Agent and that, if the Unrestricted Conditions (as defined below) have been and continue to be met, unless waived by the Holder, this Warrant and the Exercise Shares will not be restricted securities within the meaning of Rule 144 under the Securities Act, may be freely transferred by non-affiliates (as such term is used in Rule 144 under the Securities Act), and certificates representing such securities will not be required to contain a legend restricting the resale or transferability of the Exercise Shares.

(d) Delivery Failure. In addition to any other remedies which may be available to the Holder, in the event that the Company fails for any reason to effect delivery of the Exercise Shares by the end of the Delivery Period (a “Delivery Failure”), the Holder will be entitled, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, to revoke all or part of the relevant Exercise Form by delivery of a notice to such effect to the Company in accordance with Section 2(a) whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of the Exercise Form, except that the liquidated damages described herein shall be payable through the date notice of revocation or rescission is given to the Company.

(e) Legends.

(i) Restrictive Legend. The Holder understands that until such time as this Warrant, the Exercise Shares and the Failure Payment Shares (as defined below) have been registered under the Securities Act as contemplated by the Registration Rights Agreement or otherwise may be sold pursuant to Rule 144 under the Securities Act or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, this Warrant, the Exercise Shares and the Failure Payment Shares, if any, will be restricted securities within the meaning of Rule 144 under the Securities Act; may be offered, sold, assigned, pledged, hypothecated, or otherwise disposed of only pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws and in accordance with the provisions hereof (including, without limitation, a so-called “4(1) and a half” transaction, in accordance with the provisions of Section 8 below); and any certificate evidencing this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such securities):

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

The Holder further understands that until January 17, 2014, this Warrant and any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

(ii) Removal of Restrictive Legends. This Warrant and the certificates evidencing the Exercise Shares and the Failure Payment Shares, as applicable, shall not contain any legend restricting the transfer thereof (including the legend set forth above in subsection 2(e)(i)): (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act, or (B) following any sale of such Warrant, Exercise Shares and/or Failure Payment Shares pursuant to Rule 144, or (C) if such Warrant, Exercise Shares and/or Failure Payment Shares are eligible for sale under Rule 144(b)(1), or (D) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) and the Company shall have received an opinion of counsel of the Holder to such effect (collectively, the “Unrestricted Conditions”). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date, or at such other time as the Unrestricted Conditions have been met, if required by the Transfer Agent to effect the issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, without a restrictive legend or removal of the legends required hereunder, provided, however, that in connection with a legend removal request arising under clause (C) or (D) above, the Holder shall deliver to the Company a letter, signature guaranteed, substantially in the form of Exhibit D. If the Unrestricted Conditions are met at the time of issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, then such Exercise Shares or Failure Payment Shares, as applicable, shall be issued free of all legends. The Company agrees that following the Effective Date at such time as the Unrestricted Conditions are met or such legend is otherwise no longer required under this Section 2(e), it will, no later than three (3) Business Days following the delivery (the “Unlegended Shares Delivery Deadline”) by the Holder to the Company or the Transfer Agent of this Warrant and a certificate representing Exercise Shares and/or Failure Payment Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder this Warrant and/or a certificate (or electronic transfer) representing such shares that is free from all restrictive and other legends. For purposes hereof, “Effective Date” shall mean the date that the Registration Statement, that the Company is required to file pursuant to the Registration Rights Agreement, has been declared effective by the SEC. Notwithstanding the foregoing, in the event that for any reason the Unrestricted Conditions shall cease to apply to this Warrant, the Exercise Shares or the Failure Payment Shares, then upon notice provided by the Company to the Holder to such effect, the Holder shall promptly return the applicable certificates for this Warrant, the Exercise Shares or the Failure Payment Shares to the Transfer Agent, which shall re-issue such certificates bearing the legends contemplated in Section 2(e)(i), and such legends shall remain on such certificates for so long as the Unrestricted Conditions continue to not be met.

(iii) Sale of Unlegended Shares. Holder agrees that the removal of the restrictive legend from this Warrant and any certificates representing the Exercise Shares or the Failure Payment Shares as set forth in Section 2(e) above is predicated upon the Company’s reliance that the Holder will sell this Warrant or any Exercise Shares and/or any Failure Payment Shares, as applicable, pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if such securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(f) Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant, and, as soon as practical after the Date of Exercise, Holder shall be entitled to receive Exercise Shares for the number of shares purchased upon such Exercise of this Warrant, and if this Warrant is not Exercised in full, Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing any unexercised portion of this Warrant in addition to such Common Shares upon return to the Company of the original Warrant for cancellation; provided, however, as set forth in Section 2(b), Holder shall not be required to physically surrender this warrant if the Warrant is not Exercised in full.

(g) Holder of Record. Each person in whose name this Warrant is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Date of Exercise of this Warrant, irrespective of the date of delivery of the Common Shares purchased upon the Exercise of this Warrant. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as a stockholder of the Company. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(h) Delivery of Electronic Shares. In lieu of delivering physical certificates representing the Common Shares issuable upon Exercise or legend removal, or representing Failure Payment Shares, provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer (“FAST”) program, upon written request of the Holder, the Company shall use its best efforts to cause its Transfer Agent to electronically transmit the Common Shares issuable upon Exercise to the Holder by crediting the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. The time periods for delivery and penalties described herein shall apply to the electronic transmittals described herein. Any delivery not effected by electronic transmission shall be effected by deliver by physical certificates. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(i) Buy-In. In addition to any other rights available to the Holder, if the Company fails to cause its Transfer Agent to transmit to the Holder a certificate or certificates, or electronic shares through DWAC, representing the Exercise Shares pursuant to an Exercise on or before the end of the Delivery Period (provided that the Exercise Price, if applicable, has been satisfied as provided in Section 2(b) hereof), other than a failure caused by any incorrect or incomplete information provided by Holder to the Company hereunder, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases Common Shares to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such Exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the Exercise at issue times and (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such Exercise was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its Exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted Exercise to cover the sale of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon Exercise of the Warrant as required pursuant to the terms hereof.

(j) Additional Representation. Unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that upon such Cash Exercise, the Holder will acquire the Warrant Shares as principal for its own account, for investment purposes only, and not with a view towards, the sale or distribution of the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that no such representations shall be construed as constituting an agreement by the Holder to hold any of the Warrant Shares for any minimum or other specific term and the Holder shall reserve the right to dispose of such Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. In addition, unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that, as of the date of such Cash Exercise, the Holder is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the SEC under the Securities Act. If the Holder is unable to make the representations set forth in the first two sentences of this Section 2(j) at the time it delivers its Exercise Form in respect of a Cash Exercise, the Holder shall notify the Company in writing that it is not making such representations (a “Representation Notice”). If the Holder delivers a Representation Notice in connection with a Cash Exercise, it shall be a condition to the Holder’s Cash Exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of Warrant Shares upon such Cash Exercise of this Warrant shall not violate any United States or state securities laws.

3. Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise; Cashless Major Exercise and Cashless Default Exercise.

(a) Exercise Price. The Exercise Price (“Exercise Price”) shall initially equal $1.94 per share, subject to adjustment pursuant to the terms hereof, including but not limited to Section 5 below.

Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of the Holder:

(i) Cash Exercise: The Holder may exercise this Warrant in cash, bank or cashier’s check, wire transfer or through a reduction of an amount of principal outstanding under any Notes (as defined in the Facility Agreement) in accordance with Section 2.3(d) of the Facility Agreement, then held by the Holder (a “Cash Exercise”); or

(ii) Cashless Exercise: The Holder, at its option, may exercise this Warrant in a cashless exercise transaction. In order to effect a Cashless Exercise, the Holder shall send to the Company at its principal office a notice of cashless election, in which event the Company shall issue Holder a number of Common Shares computed using the following formula (a “Cashless Exercise”):

X = Y (A-B)/A

where: X = the number of Common Shares to be issued to Holder.

Y = the number of Common Shares for which this Warrant is being Exercised.

A = the Market Price of one (1) share of Common Shares (for purposes of this Section 3(a)(ii), “Market Price,” as of any date, shall mean the Volume Weighted Average Price (as defined herein) of the Common Shares for the five (5) consecutive Trading Day period immediately preceding the date in question.

B = the Exercise Price.

As used herein, the “Volume Weighted Average Price” for any security during any period means the volume weighted average sale price on The NASDAQ Global Select Market (“NASDAQ”) during such period as reported by, or based upon data reported by, Bloomberg Financial Markets or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by holders of a majority in interest of the Warrants and the Company (“Bloomberg”) or, if NASDAQ is not the principal trading market for such security, the volume weighted average sale price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg during such period, or, if no volume weighted average sale price is reported for such security, then the last closing trade price of such security during such period as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security that are listed in the over the counter market by the Financial Industry Regulatory Authority, Inc. or in the “pink sheets” by the Pink OTC Market, Inc. If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the volume weighted average price shall be the fair market value as mutually determined by the Company and the Holders of a majority in interest of the Warrants being Exercised for which the calculation of the volume weighted average price is required in order to determine the Exercise Price of such Warrants. “Trading Day” shall mean any day on which the Common Shares are traded for any period on NASDAQ, or on the principal securities exchange or other securities market on which the Common Shares are then being traded.

For purposes of Rule 144 and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have commenced on the date this Warrant was issued. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Cashless Major Exercise: To the extent the Holder shall exercise this Warrant as a Cashless Major Exercise pursuant to Section 5(c)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant (or any portion thereof) pursuant to a Cashless Major Exercise, in which event the Company shall, at its election, either (i) issue a number of Common Shares equal to the Intrinsic Value (as determined in accordance with Schedule 1 attached hereto) (the “Intrinsic Value”) of the Warrant (or such applicable portion being exercised) divided by the Volume Weighted Average Price of the Common Shares for the five (5) Trading Day period immediately preceding the date on which the applicable Major Transaction is consummated, or (ii) redeem the Warrant (or such applicable portion) for an amount in cash equal to the Major Transaction Warrant Early Termination Price (as defined below). The Company shall notify the Holder in writing within two (2) Business Days following receipt of the Exercise Form whether it is electing to treat such Major Transaction (or portion thereof) in accordance with clause (i) or (ii) above.

(c) Cashless Default Exercise. To the extent the Holder exercises this Warrant as a Cashless Default Exercise pursuant to Section 11(b)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant pursuant to a Cashless Default Exercise, in which event the Company shall issue to the Holder, within five (5) Trading Days of the applicable Default Notice, a number of Common Shares (which shares shall be valued at the Volume Weighted Average Price for the five (5) Trading Day period prior to the applicable Default Notice) equal to the greater of (A) the Black Scholes Value (as determined in accordance with Schedule 2 attached hereto) (the “Black Scholes Value”) of the remaining unexercised portion of this Warrant on the date of such Default Notice (as defined below) and (B) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Exercise Shares in respect of such Cashless Default Exercise are issued to the Holder. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(a) Dispute Resolution. In the case of a dispute as to the determination of the closing price or the Volume Weighted Average Price of the Common Shares or the arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price (as defined below), the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Form or Major Transaction Early Termination Notice, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days thereafter submit via facsimile (i) the disputed determination of the closing price or the Volume Weighted Average Price of the Common Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld or (ii) the disputed arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price to the Company’s independent, outside accountant. The Company shall use reasonable commercial best efforts to cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one-half of the fees and costs of such investment bank or accountant.

4. Transfer and Registration.

(a) Transfer Rights. Subject to the provisions of Section 8 of this Warrant, this Warrant may be transferred on the books of the Company, in whole or in part, in person or by attorney, upon surrender of this Warrant properly completed and endorsed, provided, however, that in the event that the Holder is not the Initial Holder or an Affiliate of the Initial Holder, the assignment form provided for in Section 8 shall include a signature guarantee. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and Holder shall be entitled to receive a new Warrant as to the portion hereof retained.

(b) Registrable Securities. The Common Shares issuable upon the Exercise of this Warrant have registration rights pursuant to the Registration Rights Agreement.

5. Adjustments Upon Certain Events.

(a) Reserved.

(b) Recapitalization or Reclassification. If the Company shall at any time effect a stock split, payment of stock dividend, recapitalization, reclassification or other similar transaction of such character that the Common Shares shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of Common Shares which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Common Shares by reason of such stock split, payment of stock dividend, recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Shares of any transaction described in this Section 5(b).

(c) Rights Upon Major Transaction.

(i) Major Transaction. In the event that a Major Transaction (as defined below) occurs, then (1) in the case of a Cash-Out Major Transaction and in the case of a Mixed Major Transaction to the extent of the percentage of the cash consideration in the Mixed Major Transaction (determined in accordance with the definition of a Mixed Major Transaction below), the Holder, at its option, may require the Company to redeem the Holder’s outstanding Warrants in accordance with Section 5(c)(ii) below and (2) in the case of all other Major Transactions and in the case of a Mixed Major Transaction to the extent of the percentage of the consideration represented by securities of a Successor Entity in the Mixed Major Transaction, the Holder shall have the right to exercise this Warrant as a Cashless Major Exercise. Notwithstanding anything herein to the contrary, the Holder shall have the right to waive its rights under this Section 5(c) with respect to all or any portion of any Major Transaction, in which event none of the provisions of this Section 5(c)(i) with respect to such rights shall apply to such Major Transaction or portion thereof. Each of the following events shall constitute a “Major Transaction”:

(A) a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or other similar event, (1) following which the holders of Common Shares immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (a) no longer hold a majority of the Common Shares or (b) no longer have the ability to elect a majority of the board of directors of the Company or (2) as a result of which Common Shares shall be changed into (or the Common Shares become entitled to receive) the same or a different number of shares of the same or another class or classes of shares or securities of the Company or another entity (collectively, a “Change of Control Transaction”);

(B) the sale or transfer of (i) all or substantially all of the assets of the Company or (ii) assets of the Company for a purchase price equal to more than 50% of the Enterprise Value (as defined below) of the Company. For purposes of this clause (B), “Enterprise Value” shall mean (I) the product of (x) the number of issued and outstanding Common Shares on the date the Company delivers the Major Transaction Notice (defined below) multiplied by (y) the per share closing price of the Common Shares on such date plus (II) the amount of the Company’s debt as shown on the latest financial statements filed with the SEC (the “Current Financial Statements”) less (III) the amount of cash and cash equivalents of the Company as shown on the Current Financial Statements;

(C) a purchase, tender or exchange offer made to and accepted by the requisite percentage of the holders of outstanding Common Shares, such that following such purchase, tender or exchange offer a Change of Control Transaction shall have occurred;

(D) the liquidation, bankruptcy, insolvency, dissolution or winding-up (or the occurrence of any analogous proceeding) affecting the Company; or

(E) the Common Shares cease to be registered under Section 12 of the Exchange Act.

(ii)     Notice; Major Transaction Early Termination Right; Notice of Cashless Major Exercise. At least thirty (30) days prior to the consummation of any Major Transaction, but, in any event, within five (5) Business Days following the first to occur of (x) the date of the public announcement of such Major Transaction if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the public announcement of such Major Transaction if such announcement is made on and after 4:00 p.m., New York City time, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Major Transaction Notice”). At any time during the period beginning after the Holder’s receipt of a Major Transaction Notice and ending five (5) Trading Days prior to the consummation of such Major Transaction (the “Early Termination Period”), the Holder may require the Company to redeem (an “Early Termination Upon Major Transaction”) all or any portion of this Warrant not eligible to be treated as a Cashless Major Exercise (without taking into consideration the 9.985% Cap) by delivering written notice thereof (“Major Transaction Early Termination Notice”) to the Company, which Major Transaction Early Termination Notice shall indicate the portion of the principal amount (the “Early Termination Principal Amount”) of the Warrant (by reference to the number of shares issuable upon a Cash Exercise of the Warrant) that the Holder is electing to have redeemed. The portion of this Warrant subject to early termination pursuant to this Section 5(c)(ii) (the “Redeemable Shares”), shall be redeemed by the Company at a price (the “Major Transaction Warrant Early Termination Price”) payable in cash equal to the Intrinsic Value of the Redeemable Shares determined in accordance with Schedule 1 hereto.

To the extent the Holder shall elect to effect a Cashless Major Exercise in respect of a Major Transaction, the Holder shall deliver its Exercise Form in accordance with Section 3(b), within the Early Termination Period.

For the avoidance of doubt, the rights and obligations of the Company and the Holder upon the occurrence of a Major Transaction are conditional upon such Major Transaction being consummated and in the event that Major Transaction for which the Holder is given notice is not consummated, all actions taken under this Section 5(c) shall be deemed to be rescinded and null and void and the Company shall return to the Holder the Warrant (if previously surrendered the Company in connection with an anticipated Major Transaction under this Section 5(c).

Following a Major Transaction that constitutes a Qualified Change of Control Transaction, any portion of this Warrant then remaining outstanding that has not been redeemed pursuant to Section 5(c)(i) or clause (ii) of Section 3(b) or Exercised (whether by Cash Exercise, Cashless Exercise, Cashless Major Exercise or otherwise) shall automatically and immediately convert into Common Shares, and shall be deemed to have been exercised pursuant to a Cashless Exercise, immediately prior to the consummation of such Major Transaction.

(iii)     Escrow; Payment of Major Transaction Warrant Early Termination Price. Following the receipt of a Major Transaction Early Termination Notice or a notice of Cashless Major Exercise from the Holder, the Company shall not effect a Major Transaction that is being treated as an early termination or is eligible to be treated as a Cashless Major Exercise unless it either (a) shall first place into an escrow account with an independent escrow agent, at least three (3) Business Days prior to the closing date of the Major Transaction (the “Major Transaction Escrow Deadline”), an amount in Common Shares or cash, as applicable, equal to the Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares or (b) obtains the written agreement of the Successor Entity that the payment of the Major Transaction Warrant Early Termination Price shall be made to the Holder concurrently with the consummation of such Major Transaction or issuance by the Company of the applicable Exercise Shares shall be made to the Holder immediately prior to the consummation of such Major Transaction, as applicable, and such issuance or payment shall be a condition precedent to consummation of such Major Transaction. The Company shall (i) concurrently upon closing of such Major Transaction, pay or instruct the escrow agent to pay the Major Transaction Warrant Early Termination Price to the Holder or, (ii) immediately prior to the closing of such Major Transaction, deliver or instruct the escrow agent to deliver the applicable Exercise Shares to the Holder, as applicable. For purposes of determining the amount required to be placed in escrow pursuant to the provisions of this subsection (iii) and without affecting the amount of the actual Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares, the calculation of the price referred to in clause (1) of the first column of Schedule 1 hereto with respect to Stock Price shall be determined based on the Applicable VWAP (as defined on Schedule I) during the five (5) Trading Day period immediately preceding the date that the funds and/or applicable Exercise Shares, as applicable, are deposited with the escrow agent.

(iv)     Injunction. Following the receipt of a Major Transaction Early Termination Notice or notice of a Cashless Major Exercise from the Holder, in the event that the Company attempts to consummate a Major Transaction without either (a) placing the Major Transaction Warrant Early Termination Price or applicable Exercise Shares, as applicable, in escrow in accordance with subsection (iii) above, (b) paying the Major Transaction Warrant Early Termination Price or issuing of the applicable Exercise Shares, as applicable, to the Holder prior to consummation of such Major Transaction, or (c) obtaining the written agreement of the Successor Entity described in subsection (iii) above, the Holder shall have the right to apply for an injunction in any state or federal courts sitting in the City of New York, borough of Manhattan to prevent the closing of such Major Transaction until the Major Transaction Warrant Early Termination Price is paid to the Holder, in full or the applicable Exercise Shares are delivered, as applicable.

An early termination required by this Section 5(c) shall be made in accordance with the provisions of Section 12 and shall have priority to payments to holders of Common Shares in connection with a Major Transaction to the extent an early termination required by Section 5(c)(ii) is deemed or determined by a court of competent jurisdiction to be prepayments of the Warrant by the Company, such early termination shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, until the Major Transaction Warrant Early Termination Price is paid in full, this Warrant may be exercised, in whole or in part, by the Holder into Common Shares, or in the event the Exercise Date is after the consummation of the Major Transaction, shares of publicly traded common stock (or their equivalent) of the Successor Entity pursuant to Section 5(c). The parties hereto agree that in the event of the early termination of any portion of the Warrant under this Section 5(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any premium due under this Section 5(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

For purposes hereof:

“Cash-Out Major Transaction” means a Major Transaction in which the consideration payable to holders of Common Shares in connection with the Major Transaction consists solely of cash.

“Cashless Default Exercise” shall mean an exercise of this Warrant as a “Cashless Default Exercise” in accordance with Section 3(c) and 11(b) hereof.

“Cashless Major Exercise” shall mean an exercise of this Warrant or portion thereof as a “Cashless Major Exercise” in accordance with Section 3(b) and 5(c)(i) hereof.

“Eligible Market” means the over the counter Bulletin Board, the New York Stock Exchange, Inc., the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE MKT or the TSX.

“Mixed Major Transaction” means a Major Transaction in which the consideration payable to the shareholders of the Company consists partially of cash and partially of securities of a Successor Entity. If the Successor Entity is a Publicly Traded Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be equal to the percentage that the value of the aggregate anticipated number of shares of the Publicly Traded Successor Entity to be issued to holders of Common Shares of the Company represents in comparison to the aggregate value of all consideration, including cash consideration, in such Mixed Major Transaction, as such values are set forth in any definitive agreement for the Mixed Major Transaction that has been executed at the time of the first public announcement of the Major Transaction or, if no such value is determinable from such definitive agreement, based on the closing market price for shares of the Publicly Traded Successor Entity on its principal securities exchange on the Trading Day preceding the first public announcement of the Mixed Major Transaction. If the Successor Entity is a Private Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be determined in good-faith by the Company's Board of Directors

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Major Transaction.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

“Private Successor Entity” means a Successor Entity that is not a Publicly Traded Successor Entity.

“Publicly Traded Successor Entity” means a Successor Entity that is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market (as defined above).

“Successor Entity” means any Person purchasing the Company’s assets or Common Shares, or any successor entity resulting from such Major Transaction, or if the Warrant is to be exercisable for shares of capital stock of its Parent Entity (as defined above), its Parent Entity.

(d) Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share specified in Section 3(a) of this Warrant, until the occurrence of an event stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of said subsection. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Shares.

(e) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Common Shares) then, wherever appropriate, all references herein to Common Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter, to the extent that such shares and/or other securities have not been distributed to the Holder, the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(f) Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to the terms of this Warrant, the Company shall promptly mail to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to such Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(f), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder would be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the adjusted Exercise Price in the Exercise Form.

6. Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, Holder may purchase only a whole number of Common Shares. If, on Exercise of this Warrant, Holder would be entitled to a fractional share of Common Shares or a right to acquire a fractional share of Common Shares, such fractional share shall be disregarded and the number of Common Shares issuable upon Exercise shall be the next higher whole number of shares.

7. Reservation of Shares.

From and after the date hereof, the Company shall at all times reserve for issuance such number of authorized and unissued Common Shares (or other securities substituted therefor as herein above provided) as shall be sufficient for the Exercise of this Warrant and payment of the Exercise Price. If at any time the number of Common Shares authorized and reserved for issuance is below the number of shares sufficient for the Exercise of this Warrant (a “Share Authorization Failure”) (based on the Exercise Price in effect from time to time), the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations under this Section 7, in the case of an insufficient number of authorized shares, and using its best efforts to obtain shareholder approval of an increase in such authorized number of shares. The Company covenants and agrees that upon the Exercise of this Warrant, all Common Shares issuable upon such Exercise shall be duly and validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Common Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal United States trading market for the Common Shares, such Eligible Market on which the Common Shares are traded or listed.

8. Restrictions on Transfer; TSX Restrictions.

(a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D and exempt from state registration or qualification under applicable state laws. None of the Warrant, the Exercise Shares or Failure Payment Shares may be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of or exercised except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act and applicable state laws, which exemption may include, without limitation, if applicable, a so-called “4(1) and a half” transaction.

(b) Assignment. Subject to Section 8(a), the Holder may offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of (a “Transfer”) this Warrant, in whole or in part; provided that the Holder may not Transfer any portion of this Warrant with respect to less than the lesser of (x) two hundred and fifty thousand (250,000) Warrant Shares (including for purposes of determining whether clause (x) has been satisfied with respect to a Transfer by the Initial Holder, the Transfer by the Initial Holder or any Affiliate of the Initial Holder of any Warrants issued pursuant to Section 2.10 of the Facility Agreement) or (y) all remaining Warrant Shares underlying this Warrant; and, provided further, that for so long as the Common Shares are traded on the Toronto Stock Exchange (“TSX”), the Holder may not Transfer any portion of this Warrant to any person or entity to the extent that, assuming a Cash Exercise by such transferee of the transferred portion of the Warrant immediately following such transfer (without regard to the 9.985% Cap), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario)) of Common Shares of such transferee would exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding (the “TSX Transfer Restriction”). In connection with any such Transfer of this Warrant, the Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee, together, if applicable, with the legal opinion referenced below. In addition, in connection with the Transfer of this Warrant (or any portion thereof), at a time that the Common Shares are traded on the TSX, the Holder shall obtain a Transferee Representation Letter substantially in the form attached hereto as Exhibit E hereto (the “Transferee Representation Letter”). The Company shall effect the assignment within three (3) Business Days of receipt of such written notice (the “Transfer Delivery Period”) and, if applicable, Transferee Representation Letter, and shall deliver to the assignee(s) designated by Holder a Warrant or Warrants of like tenor and terms for the appropriate number of shares, and shall deliver to the assignor a Warrant for the number of shares, if any, with respect to which the Warrant had not been assigned. Such Warrants shall bear any legends required by this Warrant, the Securities Act or applicable state securities laws. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. For avoidance of doubt: (1) in the event Holder notifies the Company that such Transfer is being made in a so called “4(1) and a half” transaction, the parties hereto agree that an opinion of outside counsel for the Holder of recognized standing, or otherwise reasonably acceptable to the Company, delivered to counsel for the Company substantially in the form attached hereto as Exhibit C shall be the only evidence required by the Company in order to effect such Transfer in such “4(1) and a half” transaction and (2) for purposes of determining whether the TSX Transfer Restriction has been complied with, the Holder shall be entitled to rely, without independent investigation, upon the representations set forth in the Transferee Representation Letter.

(c) PIF Submission. In connection with the issuance of this Warrant, the relevant Affiliate of the Initial Holder has submitted to the TSX a completed and executed Personal Information Form (“PIF”). Notwithstanding anything herein to the contrary, the Initial Holder shall not be permitted to effect a Cash Exercise or a Cashless Exercise hereunder prior to receipt of a written communication (including, without limitation, an email communication) from the appropriate branch of the TSX indicating that the TSX is satisfied with the PIF (such communication to be hereinafter referred to as the “TSX PIF Approval”). For the avoidance of doubt, regardless of whether the TSX PIF Approval has been obtained, the Initial Holder shall be permitted to Transfer this Warrant, in whole or in part, at any time pursuant to and subject to the terms and conditions set forth in this Section 8.

9. Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be reasonably required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant.

10. Events of Failure.

(a) Definition.

The occurrence of each of the following shall be considered to be an “Event of Failure.”

(i) A Delivery Failure occurs, where a “Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver Exercise Shares to the Holder within any applicable Delivery Period;

(ii) A Legend Removal Failure occurs, where a “Legend Removal Failure” shall be deemed to have occurred if the Company fails to use its best efforts to issue this Warrant and/or Exercise Shares without a restrictive legend, or fails to use its best efforts to remove a restrictive legend, when and as required under Section 2(e) hereof;

(iii) a Transfer Delivery Failure occurs, where a “Transfer Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver a Warrant within any applicable Transfer Delivery Period; and

(iv) a Registration Failure (as defined below).

For purpose hereof, “Registration Failure” means that (A) the Company fails to file with the SEC on or before the Filing Deadline (as defined in the Registration Rights Agreement) any Registration Statement required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, (B) the Company fails to use best efforts to obtain effectiveness with the SEC, prior to the Registration Deadline (as defined in the Registration Rights Agreement), and if such Registration Statement is not so filed prior to the Registration Deadline, as soon as possible thereafter, of any Registration Statement (as defined in the Registration Rights Agreement) that is required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, or fails to use best efforts to keep such Registration Statement current and effective as required in Section 3 of the Registration Rights Agreement, (C) The Company fails to file any additional Registration Statements required to be filed pursuant to Section 2(a)(ii) of the Registration Rights Agreement on or before the Additional Filing Deadline or fails to use best efforts to cause such new Registration Statement to become effective on or before the Additional Registration Deadline, and if such effectiveness does not occur within such period, as soon as possible thereafter, (D) the Company fails to file any amendment to any Registration Statement, or any additional Registration Statement required to be filed pursuant to Section 3(b) of the Registration Rights Agreement within thirty (30) days of the applicable Registration Trigger Date (as defined in the Registration Rights Agreement), or fails to use best efforts to cause such amendment and/or new Registration Statement to become effective within ninety (90) days of the applicable Registration Trigger Date, and, if such effectiveness does not occur within such period, as soon as possible thereafter, (E) any Registration Statement required to be filed under the Registration Rights Agreement, after its initial effectiveness and during the Registration Period (as defined in the Registration Rights Agreement), lapses in effect or sales of all of the Registrable Securities (as defined in the Registration Rights Agreement) cannot otherwise be made thereunder (whether by reason of the Company’s failure to amend or supplement the prospectus included therein in accordance with the Registration Rights Agreement, the Company’s failure to file and, use best efforts to obtain effectiveness with the SEC of an additional Registration Statement or amended Registration Statement required pursuant to Sections 2(a)(ii) or 3(b) of the Registration Rights Agreement, as applicable, or otherwise), and (F) the Company fails to provide a commercially reasonable written response to any comments to any Registration Statement submitted by the SEC within twenty (20) days of the date that such SEC comments are received by the Company.

(b) Failure Payments; Determination. The Company understands that any Event of Failure (as defined above) could result in economic loss to the Holder. In the event that any Event of Failure occurs, as compensation to the Holder for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Holder an amount payable, at the Company’s option, either (i) in cash or (ii) in Common Shares that are valued for these purposes at the Volume Weighted Average Price during the five (5) Trading Day period immediately preceding the date of the Failure Delivery Date (as defined below) (“Failure Payments”) (which shares can be issued pursuant to a registration under the Securities Act or an exemption therefrom, at the option of the Company), in each case equal to 18% per annum (or the maximum rate permitted by applicable law, whichever is less) of the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Failure Delivery Date (as recalculated on the first Business Day of each month thereafter for as long as Failure Payments shall continue to accrue), which shall accrue daily from the date of such Event of Failure until the Event of Failure is cured, compounded monthly, provided, however, the Holder shall only receive up to such amount of Common Shares in respect of Failure Payments such that Holder and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) shall not collectively beneficially own greater than 9.985% of the total number of Common Shares of the Company then issued and outstanding. For purposes of clarification, it is agreed and understood that Failure Payments shall continue to accrue following any Event of Default until the applicable Default Amount is paid in full.

Notwithstanding the above, in the event that the Company has failed to use best efforts to obtain effectiveness with the SEC of a Registration Statement and (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed such Registration Statement (as defined in the Registration Rights Agreement) covering the number of shares required by the Registration Rights Agreement, (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering the full number of Warrant Shares issuable upon exercise of the Warrants by the Registration Deadline (as defined in the Registration Rights Agreement) then, the Failure Payments attributable to such late Registration Effectiveness shall be reduced from 18% to 15% (calculated as set forth above). The Company shall satisfy any Failure Payments under this Section pursuant to Section 10(c) below. Failure Payments are in addition to any Shares that the Holder is entitled to receive upon Exercise of this Warrant.

(c) Payment of Accrued Failure Payments. The Common Shares or cash in satisfaction of the accrued Failure Payment shall be issued and delivered or paid, as the case may be, on or before the fifth (5th) Business Day of each month following a month in which Failure Payments accrued (such date of delivery the “Failure Delivery Date”). Nothing herein shall limit the Holder’s right to pursue actual damages (to the extent in excess of the Failure Payments) for the Company’s Event of Failure, and the Holder shall have the right to pursue all remedies available at law or in equity (including a decree of specific performance and/or injunctive relief). Notwithstanding the above, if a particular Event of Failure results in an Event of Default pursuant to Section 11 hereof, then the Failure Payment, for that Event of Failure only, shall be considered to have been satisfied upon payment to the Holder of an amount equal to the greater of (i) the Failure Payment, or (ii) the Default Amount, payable in accordance with Section 11.

(d) Maximum Interest Rate. Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

11. Default.

(a) Events Of Default. Each of the following events shall be considered to be an “Event of Default,” unless waived by the Holder:

(i) Failure To Effect Registration. With respect to all Registration Failures, a Registration Failure occurs and remains uncured for a period of more than thirty (30) days (or forty-five (45) days in the case where the Company (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed a Registration Statement (as defined in the Registration Rights Agreement) covering this Warrant and the number of shares required by the Registration Rights Agreement, and (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering this Warrant and the Shares by the Registration Deadline (as defined in the Registration Rights Agreement)), and such Registration Failure relates solely to the Company’s failure to have the Registration Statement declared effective by the Registration Deadline (as defined in the Registration Rights Agreement) and with respect to a Registration Failure provided in clause (E) of the definition of “Registration Failure”, such Registration Failure occurs and remains uncured for a period of more than forty-five (45) days.

(ii) Failure To Deliver Common Shares. A Delivery Failure (as defined above) occurs and remains uncured for a period of more than twenty (20) days; or at any time the Company announces or states in writing that it will not honor its obligations to issue Common Shares to the Holder upon Exercise by the Holder of the Exercise rights of the Holder in accordance with the terms of this Warrant.

(iii) Legend Removal Failure. A Legend Removal Failure (as defined above) occurs and remains uncured for a period of twenty (20) days.

(iv) Transfer Delivery Failure. Transfer Delivery Failure (as defined above) occurs and remains uncured for a period of twenty (20) days; and

(v) Corporate Existence; Major Transaction. (A) The Company has failed to place the Major Transaction Warrant Early Termination Price or the Exercise Shares issuable upon exercise of a Cashless Major Exercise, as the case may be, into escrow or obtain the written agreement of the Successor Entity as described in Section 5(c)(ii), or the Company has failed to instruct the escrow agent to release such amount or such shares, as the case may be, to the Holder pursuant to Section 5(c)(ii), or (B) the Company has failed to obtain the written agreement of the Successor Entity as described in Section 5(c)(ii).

(b) Mandatory Early Termination.

(i) Mandatory Early Termination Amount; Cashless Default Exercise. If any Events of Default shall occur then, unless waived by the Holder, upon the occurrence and during the continuation of any Event of Default, at the option of the Holder, such option exercisable through the delivery of written notice to the Company by such Holder (the “Default Notice”), the Company shall have the right to terminate the outstanding amount of this Warrant and pay to the Holder (a “Mandatory Early Termination”), in full satisfaction of its obligations hereunder by delivery of a notice to such effect to the Holder within two (2) Business Days following receipt of the Default Notice, an amount payable in cash (the “Mandatory Early Termination Amount” or the “Default Amount”) equal to the greater of (i) the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Default Notice and (ii) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Mandatory Early Termination Amount is paid to the Holder. In the event the Company does not exercise its right to consummate a Mandatory Early Termination, then the Holder shall have the right to exercise this Warrant pursuant to a Cashless Default Exercise in accordance with Section 3(c) above.

The Mandatory Early Termination Amount shall be payable within five (5) Business Days following the date of the applicable Default Notice.

(ii) Liquidated Damages. The parties hereto acknowledge and agree that the sums payable as Failure Payments or pursuant to a Mandatory Early Termination shall give rise to liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Holder is incapable or is difficult to precisely estimate, (ii) the amounts specified bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Holder, and (iii) the parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

The Default Amount, together with all other amounts payable hereunder, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

(c) Posting Of Bond. In the event that any Event of Default occurs hereunder, the Company may not raise as a legal defense (in any Lawsuit, as defined below, or otherwise) or justification to such Event of Default any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless the Company has posted a surety bond (a “Surety Bond”) for the benefit of such Holder in the amount of 130% of the aggregate Surety Bond Value (as defined below) of all of the Holder’s Warrants (the “Bond Amount”), which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

For purposes hereof, a “Lawsuit” shall mean any lawsuit, arbitration or other dispute resolution filed by either party herein pertaining to any of this Warrant, the Facility Agreement and the Registration Rights Agreement.

“Surety Bond Value,” for the Warrants shall mean 130% of the of the Black-Scholes Value (as determined in accordance with Bloomberg OV function) of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that such bond goes into effect.

(d) Injunction and Posting of Bond.  In the event that the Event of Default referred to in subsection (c) above pertains to the Company’s failure to deliver unlegended Common Shares to the Holder pursuant to a Warrant Exercise, legend removal request, or otherwise, the Company may not refuse such unlegended share delivery based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless an injunction from a court, on prior notice to Holder, restraining and or enjoining Exercise of all or part of said Warrant shall have been sought and obtained by the Company and the Company has posted a Surety Bond for the benefit of such Holder in the amount of the Bond Amount, which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

(e) Remedies, Other Obligations, Breaches And Injunctive Relief. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, the Facility Agreement and the Registration Rights Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. Holder’s Early Terminations; TSX Notice.

(a) Mechanics of Holder’s Early Terminations. In the event that the Company does not deliver the applicable Major Transaction Warrant Early Termination Price or Default Amount or the Exercise Shares in respect of a Cashless Major Exercise or a Cashless Default Exercise, as the case may be, to the Holder within the time period or as otherwise required pursuant to the terms hereof, at any time thereafter by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of such Major Transaction Warrant Early Termination Price or Default Amount or Exercise Shares, the Holder shall have the option, in lieu of early termination, Cashless Major Exercise or Cashless Default Exercise, as the case may be, to require the Company to promptly return to the Holder all or any portion of this Warrant that was submitted for early termination or exercise. Upon the Company’s receipt of such notice, (x) the applicable early termination or exercise, as the case may be, shall be null and void with respect to such applicable portion of this Warrant, and (y) the Company shall immediately return this Warrant, or issue a new Warrant to the Holder representing the portion of this Warrant that was submitted for early termination or exercise. The Holder’s delivery of a notice voiding an early termination or exercise and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Failure Payments which have accrued prior to the date of such notice with respect to the Warrant subject to such notice.

(b) TSX Notice of Certain Payments and Issuances. Prior to any (i) issuance of Exercise Shares pursuant to a Cashless Default Exercise, (ii) payment of Default Amounts, (iii) issuance of Common Shares in satisfaction of accrued Failure Payments or (iv) payment of cash in satisfaction of accrued Failure Payments, the Company shall deliver to the TSX a letter, substantially in the form of Exhibit F hereto (the “TSX Letter”), notifying the TSX of such payment or issuance. Notwithstanding the foregoing, the failure by the Company to deliver the TSX Letter shall in no way diminish the Company’s obligations to make such payments or issuances.

13. Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and Holder any legal or equitable right, remedy or claim under this Warrant and this Warrant shall be for the sole and exclusive benefit of the Company and Holder.

14. Governing Law.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15. Loss of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

16. Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant to be given or made by Holder to or on the Company shall be sufficiently given or made if sent by overnight delivery with a nationally recognized overnight courier service, certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Company, to the address set forth in Section 2(a) above. To the extent any notice or demand pursuant to this Warrant can be made by electronic mail, such notice or demand given or made by Holder to or on the Company shall be sufficiently given or made if it is sent by electronic mail to the addresses that the Company shall designate in writing from time to time. Notices or demands pursuant to this Warrant to be given or made by the Company to or on Holder shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, to the address of Holder set forth in the Company’s records, until another address is designated in writing by Holder.

IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 16th day of September, 2013.

IMRIS INC.

By:
	Name:	Kelly McNeill
	Title:	Executive Vice-President and
Chief Financial Officer

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [                              ]

CHECK THE APPLICABLE BOX:

☐	Cash Exercise or Cashless Exercise

The undersigned hereby irrevocably exercises the attached warrant (the “Warrant”) with respect to, and elects to purchase, ____ Common Shares (the “Common Shares”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), and, if pursuant to a Cashless Exercise, herewith makes payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of said Warrant.

[IF APPLICABLE: The undersigned hereby encloses $____ as payment of the Exercise Price.]

[IF APPLICABLE: The undersigned hereby agrees to cancel $____ of principal outstanding under Notes of the Company held by the Holder.]

☐	Cashless Major Exercise

The undersigned hereby irrevocably exercises the Warrant with respect to ____% of the Warrant currently outstanding pursuant to a Cashless Major Exercise in accordance with the terms of the Warrant.

☐	Cashless Default Exercise

The undersigned hereby irrevocably exercises the Warrant pursuant to a Cashless Default Exercise, in accordance with the terms of the Warrant.

1.   [NOT REQUIRED IF 9.985% CAP NOT APPLICABLE UNDER SECTION 1] The undersigned represents that the beneficial ownership of Common Shares by the undersigned, its Affiliates (as defined in the Warrant) and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the undersigned’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would not exceed the 9.985% Cap (as defined in the Warrant), based on the total number of Common Shares outstanding as determined pursuant to the provisions of Section 1 of the Warrant, upon this exercise.

2.   The undersigned requests that any stock certificates for such shares be issued free of any restrictive legend, if appropriate, and, if requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below. If it is not appropriate to issue such stock certificates free of any restrictive legend, the undersigned acknowledges that, subject to the provisions set forth in the Warrant, such certificates will be restricted securities as defined in Rule 144 under the Securities Act, will be subject to transfer restrictions imposed by the Securities Act, and that certificates representing such shares will bear the restrictive legends set forth in the Warrant.

3.   Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated:

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder

desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named the right to purchase __________ shares of the Common Shares of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, evidenced by the attached Warrant and does hereby irrevocably constitute and appoint __________ attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises.

Dated:
Signature

Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C

FORM OF OPINION

______, 20__

[___________]

Re:   [                   ] (the “Company”)

Dear Sir:

[___________] (“[__________]”) intends to transfer _______ Warrants (the “Warrants”) of the Company to __________ (“________”) without registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, we have examined and relied upon the truth of representations contained in an Investor Representation Letter attached hereto and have examined such other documents and issues of law as we have deemed relevant.

Based on and subject to the foregoing, we are of the opinion that the transfer of the Warrants by _______ to ______ may be effected without registration under the Securities Act, provided, however, that the Warrants to be transferred to _______ contain a legend restricting its transferability pursuant to the Securities Act and that transfer of the Warrants is subject to a stop order.

The foregoing opinion is furnished only to ____________ and may not be used, circulated, quoted or otherwise referred to or relied upon by you for any purposes other than the purpose for which furnished or by any other person for any purpose, without our prior written consent.

Very truly yours,

[FORM OF INVESTOR REPRESENTATION LETTER]

_____, 20__

[_________________]

Gentlemen:

_________ (“___”) has agreed to purchase _________ Warrants (the “Warrants”) of [     ] (the “Company”) from [___________] (“[_________]”). We understand that the Warrants are “restricted securities.” We represent and warrant that ______ is a sophisticated institutional investor that would qualify as an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

________ represents and warrants as of the date hereof as follows:

1.   That it is acquiring the Warrants and the common shares underlying such Warrants (the “Exercise Shares”) solely for its account for investment and not with a view to or for sale or distribution of said Warrants or Exercise Shares or any part thereof. ________ also represents that the entire legal and beneficial interests of the Warrants and Exercise Shares _________ is acquiring is being acquired for, and will be held for, its account only;

2.   That the Warrants and the Exercise Shares have not been registered under the Securities Act on the basis that no distribution or public offering of the stock of the Company is to be effected. _______ realizes that the basis for the exemption may not be present if, notwithstanding its representations, _______ has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. _______ has no such present intention;

3.   That the Warrants and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. ________ recognizes that the Company has no obligation to register the Warrants, or to comply with any exemption from such registration;

4.   That neither the Warrants nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations;

5.   That it will not make any disposition of all or any part of the Warrants or Exercise Shares in any event unless and until:

(i)         The Company shall have received a letter secured by _________ from the Securities and Exchange Commission stating that no action will be recommended to the Securities and Exchange Commission with respect to the proposed disposition;

(ii)         There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii)        _________ shall have notified the Company of the proposed disposition and, in the case of a sale or transfer in a so called “4(1) and a half” transaction, shall have furnished counsel to the Company with an opinion of counsel, reasonably satisfactory to counsel to the Company.

We acknowledge that the Company will place stop orders with respect to the Warrants and the Exercise Shares, and if a registration statement relating to the Exercise Shares is not effective, the Exercise Shares shall bear the following restrictive legend:

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

We further understand that until January 17, 2014, any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

At any time and from time to time after the date hereof, _________ shall, without further consideration, execute and deliver to [________] or the Company such other instruments or documents and shall take such other actions as they may reasonably request to carry out the transactions contemplated hereby.

Very truly yours,

EXHIBIT D

FORM OF SELLER REPRESENTATION LETTER

_____, 20__

[_________________]

Re:	[NAME OF COMPANY]/[NAME OF SHAREHOLDER]
Removal of Stock Legend

Ladies and Gentlemen:

The undersigned (“Shareholder”) hereby requests that the enclosed certificate, representing [___________ common shares][ warrants for the purchase of _________common shares] (the “Securities”) of IMRIS Inc. (“Issuer”), be exchanged for a new certificate free of any restrictive legend. In connection with this request, Shareholder represents and warrants that:

(1)         The Shareholder is not, and has not been at any time during the preceding three months, an “affiliate” (as that term is defined in paragraph (a)(1) of Rule 144 under the United States Securities Act of 1933, as amended (the “Act”)) of the Issuer.

(2)        The Shareholder understands and acknowledges that, the Securities were, when issued, “restricted securities” as that term is defined in paragraph (a)(3) of Rule 144 under the Act.

(3)         [TO BE INSERTED ONLY IF THE SECURITIES ARE WARRANTS OR COMMON SHARES THAT WERE ACQUIRED IN A CASH EXERCISE OF A WARRANT: A minimum of six months has elapsed since (a) the date of the acquisition of the Securities from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price therefor.]

      [TO BE INSERTED ONLY IF THE SECURITIES ARE COMMON SHARES THAT WERE ACQUIRED IN A CASHLESS EXERCISE OF A WARRANT: The Securities were acquired pursuant to a cashless exercise of a warrant to purchase the Securities (the “Warrant”), and a minimum of six months has elapsed since (a) the date of the acquisition of the acquisition of the Warrant from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price of the Warrant.]

Rule 144 defines an “affiliate” of the Issuer as any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Issuer.

The Issuer and its counsel and transfer agent may rely upon the representations made in this letter as though it had been addressed to them. The Shareholder agrees to notify the Issuer promptly of any changes in the facts set forth in this letter.

Sincerely,

Name of Shareholder

By:
Name:
Title:

EXHIBIT E

FORM OF TRANSFEREE REPRESENTATION LETTER

________, 20___

[________________________]

Gentlemen:

_______________ (the “Transferee”) has agreed to purchase ________ Warrants (the “Warrants”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”) from ____________________].

The Transferee represents and warrants as of the date hereof that, assuming a full Cashless Exercise (as defined in the Warrant) of the Warrants immediately following such transfer (without regard to the 9.985% Cap contained therein), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario) of Common Shares (as defined in the Warrant) by the Transferee will not exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding.

Very truly yours,

EXHIBIT F

TSX FORM OF NOTICE

The Toronto Stock Exchange

130 King Street West

Toronto, ON M5X 1J2

Attention: [                          ]

Reference is made to the Warrants of the Company (collectively, the “Warrant”) issued on September __, 2013.

Pursuant to the terms of the Warrant, we hereby notify the Toronto Stock Exchange that, due to an [Event of Failure] [Event of Default] under the Warrant, the holder(s) of the Warrant(s) has/have notified the Company of its/their right to receive [Common Shares of the Company] [cash payments] based upon the Black Scholes Value (as defined in the Warrant) of the Warrant.

Very truly yours,

Schedule 1

Calculation of Intrinsic Value

Calculation Under Section 3(b) or 5(c)(ii)

Intrinsic Value	The excess of the Stock Price minus the prevailing Exercise Price multiplied by the number of Common Shares underlying the portion of this Warrant that is subject to such Cashless Major Exercise or redemption (by reference to the number of Common Shares that would be issuable upon a Cash Exercise of the Warrant or such portion).

Stock Price	The greater of (1) the average daily Volume Weighted Average Price of the Common Shares on NASDAQ, or, if that is not the principal trading market for the Common Shares, such principal market on which the Common Shares are traded or listed (the “Applicable VWAP”) for the five (5) Trading Days immediately preceding the date on which a Major Transaction is consummated, and (2) the Applicable VWAP for the five (5) Trading Days immediately following the first public announcement of a Major Transaction, or (3) the Applicable VWAP for the five (5) Trading Days immediately preceding the first public announcement of the Major Transaction.

Schedule 2

Black-Scholes Value under Section 10(b) or 11(b)

Remaining Term	Number of calendar days from date of the Event of Failure until the last date on which the Warrant may be exercised.

Interest Rate	A risk-free interest rate corresponding to the US$ LIBOR/Swap rate for a period equal to the Remaining Term.

Cost to Borrow	Zero

Volatility	The arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the date of such determination, obtained from the HVT or similar function on Bloomberg.

Stock Price	The Volume Weighted Average Price on the date of such calculation.

Dividends	Zero.

Strike Price	Exercise Price as defined in section 3(a).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE, TRANSFER OR EXERCISE.

THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT AND ASSESSMENT OF THE RISKS INVOLVED.

UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014.

THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID LISTED SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

Warrant to Purchase
872,300 shares	Warrant Number 3

Warrant to Purchase Common Shares
of

IMRIS Inc.

THIS CERTIFIES that Deerfield Special Situations Fund, L.P. or any subsequent holder hereof (“Holder”) has the right to purchase from IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), eight hundred seventy-two thousand three hundred (872,300) fully paid and nonassessable common shares of the Company (“Common Shares”), subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in Section 3 below, at any time during the Term (as defined below).

Holder agrees with the Company that this Warrant to Purchase Common Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1. Date of Issuance and Term.

This Warrant shall be deemed to be issued on September 16, 2013 (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at 5:00 p.m., New York City time, on the date that is seven (7) years after the Date of Issuance (the “Term”). This Warrant was issued in conjunction with that certain Facility Agreement (the “Facility Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”) by and between the Company, and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P., each dated September 16, 2013, entered into in conjunction herewith.

Notwithstanding anything herein to the contrary, the Company shall not issue to the Holder, and the Holder may not acquire, a number of Common Shares upon exercise of this Warrant to the extent that, upon such exercise, the number of Common Shares then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) would exceed 9.985% of the total number of Common Shares then issued and outstanding (the “9.985% Cap”), provided, however, that the 9.985% Cap shall not apply with respect to the issuance of Common Shares pursuant to a Cashless Major Exercise (as defined below) in connection with a Major Transaction (as defined below) covered by the provisions of Section 5(c)(i)(A) below in which the Company is not the surviving entity (a “Qualified Change of Control Transaction”) to the extent that the number of shares beneficially owned by the Holder and its Affiliates in the successor entity immediately following consummation of such Qualified Change of Control Transaction does not exceed 9.985% of the outstanding common stock of such successor entity and provided, further, that the 9.985% Cap shall only apply to the extent that the Common Shares are deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities and Exchange Commission (the “SEC”), and the percentage held by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Common Shares then outstanding. Each delivery of an Exercise Form by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined, based on the most recent public filings by the Company with the SEC (or any differing information received from the Company in accordance with the immediately preceding sentence), that the issuance of the full number of Common Shares requested in such Exercise Form is permitted under this paragraph.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). With respect to a Holder of Warrants, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Business Day” means any day on which both (a) the Common Shares are traded for at least two hours on NASDAQ, and (b) the Transfer Agent is open for business.

“Initial Holder” means Deerfield Special Situations Fund, L.P.

2. Exercise.

(a) Manner of Exercise. During the Term, this Warrant may be Exercised as to all or any lesser number of whole Common Shares covered hereby (the “Warrant Shares” or the “Shares”) by sending to the Company the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, together with, if applicable, the full Exercise Price (as defined below, which may be satisfied by a Cash Exercise or a Cashless Exercise, as each is defined below) for each share of Common Shares as to which this Warrant is Exercised, at the office of the Company, Kelly McNeill; Phone: (763) 203-6304, Fax: (204) 480-7071, Email: kmcneill@imris.com, or at such other office or agency as the Company may designate in writing, by overnight mail, with an advance copy of the Exercise Form sent to the Company by facsimile or electronic mail (such exercise of the Warrant hereinafter called the “Exercise” of this Warrant).

(b) Date of Exercise. The “Date of Exercise” of the Warrant shall be defined as the date that the Exercise Form attached hereto as Exhibit A, duly completed and executed, is received by facsimile or electronic mail by the Company, provided that the Exercise Form is received by the Company and the Exercise Price (if applicable) is satisfied, each as soon as practicable thereafter but in any event no later than the close of business on the second Business Day thereafter. Alternatively, if Holder has not sent advance notice by facsimile or electronic mail, the Date of Exercise shall be defined as the date the original Exercise Form is received by the Company, provided that the Exercise Price, if applicable, is satisfied no later than the close of business on the second Business Day thereafter. Upon delivery of the Exercise Form to the Company by facsimile, electronic mail or otherwise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been Exercised, irrespective of the date such Warrant Shares are credited to the Holder’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be; provided, however, that (i) in the event of a Cashless Major Exercise in respect of a Qualified Change of Control Transaction, the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately prior to the consummation of such Qualified Change of Control Transaction, (ii) in the event of a Cashless Major Exercise triggered by an event set forth in Section 5(c)(i)(E), the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately following the occurrence of the Major Transaction and (iii) in the event that the Exercise Price (if applicable) is not satisfied by no later than the second Business Day following the delivery of the Exercise Form, as described above, the Holder shall not be deemed to have become a holder of record of such Warrant Shares until such time as the Exercise Price is received by the Company and the Company shall have no obligation to deliver such Warrant Shares until two (2) Business Days following the Company’s receipt of the full Exercise Price. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within two (2) Business Days of the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form and other required information with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Delivery of Common Shares Upon Exercise. Within three (3) Business Days after any Date of Exercise or in the case of a Cashless Major Exercise or a Cashless Default Exercise (each as defined in Section 5(c) below), within the period provided in Section 5(c)(iv) or Section 3(c), as applicable (the “Delivery Period”), the Company shall issue and deliver (or cause its transfer agent (the “Transfer Agent”) to issue and deliver) in accordance with the terms hereof certificates representing that number of Common Shares (“Exercise Shares”) for the portion of this Warrant converted as shall be determined in accordance herewith. Upon the Exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering an opinion of counsel, to assure that the Transfer Agent shall issue share certificates in the name of Holder (or its nominee) or such other persons as designated by Holder and in such denominations to be specified at Exercise representing the number of Common Shares issuable upon such Exercise. The Company warrants that no instructions other than these instructions have been or will be given to the Transfer Agent and that, if the Unrestricted Conditions (as defined below) have been and continue to be met, unless waived by the Holder, this Warrant and the Exercise Shares will not be restricted securities within the meaning of Rule 144 under the Securities Act, may be freely transferred by non-affiliates (as such term is used in Rule 144 under the Securities Act), and certificates representing such securities will not be required to contain a legend restricting the resale or transferability of the Exercise Shares.

(d) Delivery Failure. In addition to any other remedies which may be available to the Holder, in the event that the Company fails for any reason to effect delivery of the Exercise Shares by the end of the Delivery Period (a “Delivery Failure”), the Holder will be entitled, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, to revoke all or part of the relevant Exercise Form by delivery of a notice to such effect to the Company in accordance with Section 2(a) whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of the Exercise Form, except that the liquidated damages described herein shall be payable through the date notice of revocation or rescission is given to the Company.

(e) Legends.

(i) Restrictive Legend. The Holder understands that until such time as this Warrant, the Exercise Shares and the Failure Payment Shares (as defined below) have been registered under the Securities Act as contemplated by the Registration Rights Agreement or otherwise may be sold pursuant to Rule 144 under the Securities Act or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, this Warrant, the Exercise Shares and the Failure Payment Shares, if any, will be restricted securities within the meaning of Rule 144 under the Securities Act; may be offered, sold, assigned, pledged, hypothecated, or otherwise disposed of only pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws and in accordance with the provisions hereof (including, without limitation, a so-called “4(1) and a half” transaction, in accordance with the provisions of Section 8 below); and any certificate evidencing this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such securities):

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

The Holder further understands that until January 17, 2014, this Warrant and any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

(ii) Removal of Restrictive Legends. This Warrant and the certificates evidencing the Exercise Shares and the Failure Payment Shares, as applicable, shall not contain any legend restricting the transfer thereof (including the legend set forth above in subsection 2(e)(i)): (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act, or (B) following any sale of such Warrant, Exercise Shares and/or Failure Payment Shares pursuant to Rule 144, or (C) if such Warrant, Exercise Shares and/or Failure Payment Shares are eligible for sale under Rule 144(b)(1), or (D) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) and the Company shall have received an opinion of counsel of the Holder to such effect (collectively, the “Unrestricted Conditions”). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date, or at such other time as the Unrestricted Conditions have been met, if required by the Transfer Agent to effect the issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, without a restrictive legend or removal of the legends required hereunder, provided, however, that in connection with a legend removal request arising under clause (C) or (D) above, the Holder shall deliver to the Company a letter, signature guaranteed, substantially in the form of Exhibit D. If the Unrestricted Conditions are met at the time of issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, then such Exercise Shares or Failure Payment Shares, as applicable, shall be issued free of all legends. The Company agrees that following the Effective Date at such time as the Unrestricted Conditions are met or such legend is otherwise no longer required under this Section 2(e), it will, no later than three (3) Business Days following the delivery (the “Unlegended Shares Delivery Deadline”) by the Holder to the Company or the Transfer Agent of this Warrant and a certificate representing Exercise Shares and/or Failure Payment Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder this Warrant and/or a certificate (or electronic transfer) representing such shares that is free from all restrictive and other legends. For purposes hereof, “Effective Date” shall mean the date that the Registration Statement, that the Company is required to file pursuant to the Registration Rights Agreement, has been declared effective by the SEC. Notwithstanding the foregoing, in the event that for any reason the Unrestricted Conditions shall cease to apply to this Warrant, the Exercise Shares or the Failure Payment Shares, then upon notice provided by the Company to the Holder to such effect, the Holder shall promptly return the applicable certificates for this Warrant, the Exercise Shares or the Failure Payment Shares to the Transfer Agent, which shall re-issue such certificates bearing the legends contemplated in Section 2(e)(i), and such legends shall remain on such certificates for so long as the Unrestricted Conditions continue to not be met.

(iii) Sale of Unlegended Shares. Holder agrees that the removal of the restrictive legend from this Warrant and any certificates representing the Exercise Shares or the Failure Payment Shares as set forth in Section 2(e) above is predicated upon the Company’s reliance that the Holder will sell this Warrant or any Exercise Shares and/or any Failure Payment Shares, as applicable, pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if such securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(f) Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant, and, as soon as practical after the Date of Exercise, Holder shall be entitled to receive Exercise Shares for the number of shares purchased upon such Exercise of this Warrant, and if this Warrant is not Exercised in full, Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing any unexercised portion of this Warrant in addition to such Common Shares upon return to the Company of the original Warrant for cancellation; provided, however, as set forth in Section 2(b), Holder shall not be required to physically surrender this warrant if the Warrant is not Exercised in full.

(g) Holder of Record. Each person in whose name this Warrant is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Date of Exercise of this Warrant, irrespective of the date of delivery of the Common Shares purchased upon the Exercise of this Warrant. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as a stockholder of the Company. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(h) Delivery of Electronic Shares. In lieu of delivering physical certificates representing the Common Shares issuable upon Exercise or legend removal, or representing Failure Payment Shares, provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer (“FAST”) program, upon written request of the Holder, the Company shall use its best efforts to cause its Transfer Agent to electronically transmit the Common Shares issuable upon Exercise to the Holder by crediting the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. The time periods for delivery and penalties described herein shall apply to the electronic transmittals described herein. Any delivery not effected by electronic transmission shall be effected by deliver by physical certificates. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(i) Buy-In. In addition to any other rights available to the Holder, if the Company fails to cause its Transfer Agent to transmit to the Holder a certificate or certificates, or electronic shares through DWAC, representing the Exercise Shares pursuant to an Exercise on or before the end of the Delivery Period (provided that the Exercise Price, if applicable, has been satisfied as provided in Section 2(b) hereof), other than a failure caused by any incorrect or incomplete information provided by Holder to the Company hereunder, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases Common Shares to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such Exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the Exercise at issue times and (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such Exercise was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its Exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted Exercise to cover the sale of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon Exercise of the Warrant as required pursuant to the terms hereof.

(j) Additional Representation. Unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that upon such Cash Exercise, the Holder will acquire the Warrant Shares as principal for its own account, for investment purposes only, and not with a view towards, the sale or distribution of the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that no such representations shall be construed as constituting an agreement by the Holder to hold any of the Warrant Shares for any minimum or other specific term and the Holder shall reserve the right to dispose of such Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. In addition, unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that, as of the date of such Cash Exercise, the Holder is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the SEC under the Securities Act. If the Holder is unable to make the representations set forth in the first two sentences of this Section 2(j) at the time it delivers its Exercise Form in respect of a Cash Exercise, the Holder shall notify the Company in writing that it is not making such representations (a “Representation Notice”). If the Holder delivers a Representation Notice in connection with a Cash Exercise, it shall be a condition to the Holder’s Cash Exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of Warrant Shares upon such Cash Exercise of this Warrant shall not violate any United States or state securities laws.

3. Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise; Cashless Major Exercise and Cashless Default Exercise.

(a) Exercise Price. The Exercise Price (“Exercise Price”) shall initially equal $1.94 per share, subject to adjustment pursuant to the terms hereof, including but not limited to Section 5 below.

Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of the Holder:

(i) Cash Exercise: The Holder may exercise this Warrant in cash, bank or cashier’s check, wire transfer or through a reduction of an amount of principal outstanding under any Notes (as defined in the Facility Agreement) in accordance with Section 2.3(d) of the Facility Agreement, then held by the Holder (a “Cash Exercise”); or

(ii) Cashless Exercise: The Holder, at its option, may exercise this Warrant in a cashless exercise transaction. In order to effect a Cashless Exercise, the Holder shall send to the Company at its principal office a notice of cashless election, in which event the Company shall issue Holder a number of Common Shares computed using the following formula (a “Cashless Exercise”):

X = Y (A-B)/A

where: X = the number of Common Shares to be issued to Holder.

Y = the number of Common Shares for which this Warrant is being Exercised.

A = the Market Price of one (1) share of Common Shares (for purposes of this Section 3(a)(ii), “Market Price,” as of any date, shall mean the Volume Weighted Average Price (as defined herein) of the Common Shares for the five (5) consecutive Trading Day period immediately preceding the date in question.

B = the Exercise Price.

As used herein, the “Volume Weighted Average Price” for any security during any period means the volume weighted average sale price on The NASDAQ Global Select Market (“NASDAQ”) during such period as reported by, or based upon data reported by, Bloomberg Financial Markets or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by holders of a majority in interest of the Warrants and the Company (“Bloomberg”) or, if NASDAQ is not the principal trading market for such security, the volume weighted average sale price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg during such period, or, if no volume weighted average sale price is reported for such security, then the last closing trade price of such security during such period as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security that are listed in the over the counter market by the Financial Industry Regulatory Authority, Inc. or in the “pink sheets” by the Pink OTC Market, Inc. If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the volume weighted average price shall be the fair market value as mutually determined by the Company and the Holders of a majority in interest of the Warrants being Exercised for which the calculation of the volume weighted average price is required in order to determine the Exercise Price of such Warrants. “Trading Day” shall mean any day on which the Common Shares are traded for any period on NASDAQ, or on the principal securities exchange or other securities market on which the Common Shares are then being traded.

For purposes of Rule 144 and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have commenced on the date this Warrant was issued. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Cashless Major Exercise: To the extent the Holder shall exercise this Warrant as a Cashless Major Exercise pursuant to Section 5(c)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant (or any portion thereof) pursuant to a Cashless Major Exercise, in which event the Company shall, at its election, either (i) issue a number of Common Shares equal to the Intrinsic Value (as determined in accordance with Schedule 1 attached hereto) (the “Intrinsic Value”) of the Warrant (or such applicable portion being exercised) divided by the Volume Weighted Average Price of the Common Shares for the five (5) Trading Day period immediately preceding the date on which the applicable Major Transaction is consummated, or (ii) redeem the Warrant (or such applicable portion) for an amount in cash equal to the Major Transaction Warrant Early Termination Price (as defined below). The Company shall notify the Holder in writing within two (2) Business Days following receipt of the Exercise Form whether it is electing to treat such Major Transaction (or portion thereof) in accordance with clause (i) or (ii) above.

(c) Cashless Default Exercise. To the extent the Holder exercises this Warrant as a Cashless Default Exercise pursuant to Section 11(b)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant pursuant to a Cashless Default Exercise, in which event the Company shall issue to the Holder, within five (5) Trading Days of the applicable Default Notice, a number of Common Shares (which shares shall be valued at the Volume Weighted Average Price for the five (5) Trading Day period prior to the applicable Default Notice) equal to the greater of (A) the Black Scholes Value (as determined in accordance with Schedule 2 attached hereto) (the “Black Scholes Value”) of the remaining unexercised portion of this Warrant on the date of such Default Notice (as defined below) and (B) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Exercise Shares in respect of such Cashless Default Exercise are issued to the Holder. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Dispute Resolution. In the case of a dispute as to the determination of the closing price or the Volume Weighted Average Price of the Common Shares or the arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price (as defined below), the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Form or Major Transaction Early Termination Notice, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days thereafter submit via facsimile (i) the disputed determination of the closing price or the Volume Weighted Average Price of the Common Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld or (ii) the disputed arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price to the Company’s independent, outside accountant. The Company shall use reasonable commercial best efforts to cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one-half of the fees and costs of such investment bank or accountant.

4. Transfer and Registration.

(a) Transfer Rights. Subject to the provisions of Section 8 of this Warrant, this Warrant may be transferred on the books of the Company, in whole or in part, in person or by attorney, upon surrender of this Warrant properly completed and endorsed, provided, however, that in the event that the Holder is not the Initial Holder or an Affiliate of the Initial Holder, the assignment form provided for in Section 8 shall include a signature guarantee. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and Holder shall be entitled to receive a new Warrant as to the portion hereof retained.

(b) Registrable Securities. The Common Shares issuable upon the Exercise of this Warrant have registration rights pursuant to the Registration Rights Agreement.

5. Adjustments Upon Certain Events.

(a)	Reserved.

(b) Recapitalization or Reclassification. If the Company shall at any time effect a stock split, payment of stock dividend, recapitalization, reclassification or other similar transaction of such character that the Common Shares shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of Common Shares which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Common Shares by reason of such stock split, payment of stock dividend, recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Shares of any transaction described in this Section 5(b).

(c) Rights Upon Major Transaction.

(i) Major Transaction. In the event that a Major Transaction (as defined below) occurs, then (1) in the case of a Cash-Out Major Transaction and in the case of a Mixed Major Transaction to the extent of the percentage of the cash consideration in the Mixed Major Transaction (determined in accordance with the definition of a Mixed Major Transaction below), the Holder, at its option, may require the Company to redeem the Holder’s outstanding Warrants in accordance with Section 5(c)(ii) below and (2) in the case of all other Major Transactions and in the case of a Mixed Major Transaction to the extent of the percentage of the consideration represented by securities of a Successor Entity in the Mixed Major Transaction, the Holder shall have the right to exercise this Warrant as a Cashless Major Exercise. Notwithstanding anything herein to the contrary, the Holder shall have the right to waive its rights under this Section 5(c) with respect to all or any portion of any Major Transaction, in which event none of the provisions of this Section 5(c)(i) with respect to such rights shall apply to such Major Transaction or portion thereof. Each of the following events shall constitute a “Major Transaction”:

(A) a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or other similar event, (1) following which the holders of Common Shares immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (a) no longer hold a majority of the Common Shares or (b) no longer have the ability to elect a majority of the board of directors of the Company or (2) as a result of which Common Shares shall be changed into (or the Common Shares become entitled to receive) the same or a different number of shares of the same or another class or classes of shares or securities of the Company or another entity (collectively, a “Change of Control Transaction”);

(B) the sale or transfer of (i) all or substantially all of the assets of the Company or (ii) assets of the Company for a purchase price equal to more than 50% of the Enterprise Value (as defined below) of the Company. For purposes of this clause (B), “Enterprise Value” shall mean (I) the product of (x) the number of issued and outstanding Common Shares on the date the Company delivers the Major Transaction Notice (defined below) multiplied by (y) the per share closing price of the Common Shares on such date plus (II) the amount of the Company’s debt as shown on the latest financial statements filed with the SEC (the “Current Financial Statements”) less (III) the amount of cash and cash equivalents of the Company as shown on the Current Financial Statements;

(C) a purchase, tender or exchange offer made to and accepted by the requisite percentage of the holders of outstanding Common Shares, such that following such purchase, tender or exchange offer a Change of Control Transaction shall have occurred;

(D) the liquidation, bankruptcy, insolvency, dissolution or winding-up (or the occurrence of any analogous proceeding) affecting the Company; or

(E) the Common Shares cease to be registered under Section 12 of the Exchange Act.

(ii)      Notice; Major Transaction Early Termination Right; Notice of Cashless Major Exercise. At least thirty (30) days prior to the consummation of any Major Transaction, but, in any event, within five (5) Business Days following the first to occur of (x) the date of the public announcement of such Major Transaction if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the public announcement of such Major Transaction if such announcement is made on and after 4:00 p.m., New York City time, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Major Transaction Notice”). At any time during the period beginning after the Holder’s receipt of a Major Transaction Notice and ending five (5) Trading Days prior to the consummation of such Major Transaction (the “Early Termination Period”), the Holder may require the Company to redeem (an “Early Termination Upon Major Transaction”) all or any portion of this Warrant not eligible to be treated as a Cashless Major Exercise (without taking into consideration the 9.985% Cap) by delivering written notice thereof (“Major Transaction Early Termination Notice”) to the Company, which Major Transaction Early Termination Notice shall indicate the portion of the principal amount (the “Early Termination Principal Amount”) of the Warrant (by reference to the number of shares issuable upon a Cash Exercise of the Warrant) that the Holder is electing to have redeemed. The portion of this Warrant subject to early termination pursuant to this Section 5(c)(ii) (the “Redeemable Shares”), shall be redeemed by the Company at a price (the “Major Transaction Warrant Early Termination Price”) payable in cash equal to the Intrinsic Value of the Redeemable Shares determined in accordance with Schedule 1 hereto.

To the extent the Holder shall elect to effect a Cashless Major Exercise in respect of a Major Transaction, the Holder shall deliver its Exercise Form in accordance with Section 3(b), within the Early Termination Period.

For the avoidance of doubt, the rights and obligations of the Company and the Holder upon the occurrence of a Major Transaction are conditional upon such Major Transaction being consummated and in the event that Major Transaction for which the Holder is given notice is not consummated, all actions taken under this Section 5(c) shall be deemed to be rescinded and null and void and the Company shall return to the Holder the Warrant (if previously surrendered the Company in connection with an anticipated Major Transaction under this Section 5(c).

Following a Major Transaction that constitutes a Qualified Change of Control Transaction, any portion of this Warrant then remaining outstanding that has not been redeemed pursuant to Section 5(c)(i) or clause (ii) of Section 3(b) or Exercised (whether by Cash Exercise, Cashless Exercise, Cashless Major Exercise or otherwise) shall automatically and immediately convert into Common Shares, and shall be deemed to have been exercised pursuant to a Cashless Exercise, immediately prior to the consummation of such Major Transaction.

(iii)      Escrow; Payment of Major Transaction Warrant Early Termination Price. Following the receipt of a Major Transaction Early Termination Notice or a notice of Cashless Major Exercise from the Holder, the Company shall not effect a Major Transaction that is being treated as an early termination or is eligible to be treated as a Cashless Major Exercise unless it either (a) shall first place into an escrow account with an independent escrow agent, at least three (3) Business Days prior to the closing date of the Major Transaction (the “Major Transaction Escrow Deadline”), an amount in Common Shares or cash, as applicable, equal to the Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares or (b) obtains the written agreement of the Successor Entity that the payment of the Major Transaction Warrant Early Termination Price shall be made to the Holder concurrently with the consummation of such Major Transaction or issuance by the Company of the applicable Exercise Shares shall be made to the Holder immediately prior to the consummation of such Major Transaction, as applicable, and such issuance or payment shall be a condition precedent to consummation of such Major Transaction. The Company shall (i) concurrently upon closing of such Major Transaction, pay or instruct the escrow agent to pay the Major Transaction Warrant Early Termination Price to the Holder or, (ii) immediately prior to the closing of such Major Transaction, deliver or instruct the escrow agent to deliver the applicable Exercise Shares to the Holder, as applicable. For purposes of determining the amount required to be placed in escrow pursuant to the provisions of this subsection (iii) and without affecting the amount of the actual Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares, the calculation of the price referred to in clause (1) of the first column of Schedule 1 hereto with respect to Stock Price shall be determined based on the Applicable VWAP (as defined on Schedule I) during the five (5) Trading Day period immediately preceding the date that the funds and/or applicable Exercise Shares, as applicable, are deposited with the escrow agent.

(iv)      Injunction. Following the receipt of a Major Transaction Early Termination Notice or notice of a Cashless Major Exercise from the Holder, in the event that the Company attempts to consummate a Major Transaction without either (a) placing the Major Transaction Warrant Early Termination Price or applicable Exercise Shares, as applicable, in escrow in accordance with subsection (iii) above, (b) paying the Major Transaction Warrant Early Termination Price or issuing of the applicable Exercise Shares, as applicable, to the Holder prior to consummation of such Major Transaction, or (c) obtaining the written agreement of the Successor Entity described in subsection (iii) above, the Holder shall have the right to apply for an injunction in any state or federal courts sitting in the City of New York, borough of Manhattan to prevent the closing of such Major Transaction until the Major Transaction Warrant Early Termination Price is paid to the Holder, in full or the applicable Exercise Shares are delivered, as applicable.

An early termination required by this Section 5(c) shall be made in accordance with the provisions of Section 12 and shall have priority to payments to holders of Common Shares in connection with a Major Transaction to the extent an early termination required by Section 5(c)(ii) is deemed or determined by a court of competent jurisdiction to be prepayments of the Warrant by the Company, such early termination shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, until the Major Transaction Warrant Early Termination Price is paid in full, this Warrant may be exercised, in whole or in part, by the Holder into Common Shares, or in the event the Exercise Date is after the consummation of the Major Transaction, shares of publicly traded common stock (or their equivalent) of the Successor Entity pursuant to Section 5(c). The parties hereto agree that in the event of the early termination of any portion of the Warrant under this Section 5(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any premium due under this Section 5(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

For purposes hereof:

“Cash-Out Major Transaction” means a Major Transaction in which the consideration payable to holders of Common Shares in connection with the Major Transaction consists solely of cash.

“Cashless Default Exercise” shall mean an exercise of this Warrant as a “Cashless Default Exercise” in accordance with Section 3(c) and 11(b) hereof.

“Cashless Major Exercise” shall mean an exercise of this Warrant or portion thereof as a “Cashless Major Exercise” in accordance with Section 3(b) and 5(c)(i) hereof.

“Eligible Market” means the over the counter Bulletin Board, the New York Stock Exchange, Inc., the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE MKT or the TSX.

“Mixed Major Transaction” means a Major Transaction in which the consideration payable to the shareholders of the Company consists partially of cash and partially of securities of a Successor Entity. If the Successor Entity is a Publicly Traded Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be equal to the percentage that the value of the aggregate anticipated number of shares of the Publicly Traded Successor Entity to be issued to holders of Common Shares of the Company represents in comparison to the aggregate value of all consideration, including cash consideration, in such Mixed Major Transaction, as such values are set forth in any definitive agreement for the Mixed Major Transaction that has been executed at the time of the first public announcement of the Major Transaction or, if no such value is determinable from such definitive agreement, based on the closing market price for shares of the Publicly Traded Successor Entity on its principal securities exchange on the Trading Day preceding the first public announcement of the Mixed Major Transaction. If the Successor Entity is a Private Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be determined in good-faith by the Company's Board of Directors

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Major Transaction.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

“Private Successor Entity” means a Successor Entity that is not a Publicly Traded Successor Entity.

“Publicly Traded Successor Entity” means a Successor Entity that is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market (as defined above).

“Successor Entity” means any Person purchasing the Company’s assets or Common Shares, or any successor entity resulting from such Major Transaction, or if the Warrant is to be exercisable for shares of capital stock of its Parent Entity (as defined above), its Parent Entity.

(d) Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share specified in Section 3(a) of this Warrant, until the occurrence of an event stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of said subsection. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Shares.

(e) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Common Shares) then, wherever appropriate, all references herein to Common Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter, to the extent that such shares and/or other securities have not been distributed to the Holder, the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(f) Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to the terms of this Warrant, the Company shall promptly mail to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to such Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(f), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder would be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the adjusted Exercise Price in the Exercise Form.

6. Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, Holder may purchase only a whole number of Common Shares. If, on Exercise of this Warrant, Holder would be entitled to a fractional share of Common Shares or a right to acquire a fractional share of Common Shares, such fractional share shall be disregarded and the number of Common Shares issuable upon Exercise shall be the next higher whole number of shares.

7. Reservation of Shares.

From and after the date hereof, the Company shall at all times reserve for issuance such number of authorized and unissued Common Shares (or other securities substituted therefor as herein above provided) as shall be sufficient for the Exercise of this Warrant and payment of the Exercise Price. If at any time the number of Common Shares authorized and reserved for issuance is below the number of shares sufficient for the Exercise of this Warrant (a “Share Authorization Failure”) (based on the Exercise Price in effect from time to time), the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations under this Section 7, in the case of an insufficient number of authorized shares, and using its best efforts to obtain shareholder approval of an increase in such authorized number of shares. The Company covenants and agrees that upon the Exercise of this Warrant, all Common Shares issuable upon such Exercise shall be duly and validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Common Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal United States trading market for the Common Shares, such Eligible Market on which the Common Shares are traded or listed.

8. Restrictions on Transfer; TSX Restrictions.

(a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D and exempt from state registration or qualification under applicable state laws. None of the Warrant, the Exercise Shares or Failure Payment Shares may be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of or exercised except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act and applicable state laws, which exemption may include, without limitation, if applicable, a so-called “4(1) and a half” transaction.

(b) Assignment. Subject to Section 8(a), the Holder may offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of (a “Transfer”) this Warrant, in whole or in part; provided that the Holder may not Transfer any portion of this Warrant with respect to less than the lesser of (x) two hundred and fifty thousand (250,000) Warrant Shares (including for purposes of determining whether clause (x) has been satisfied with respect to a Transfer by the Initial Holder, the Transfer by the Initial Holder or any Affiliate of the Initial Holder of any Warrants issued pursuant to Section 2.10 of the Facility Agreement) or (y) all remaining Warrant Shares underlying this Warrant; and, provided further, that for so long as the Common Shares are traded on the Toronto Stock Exchange (“TSX”), the Holder may not Transfer any portion of this Warrant to any person or entity to the extent that, assuming a Cash Exercise by such transferee of the transferred portion of the Warrant immediately following such transfer (without regard to the 9.985% Cap), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario)) of Common Shares of such transferee would exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding (the “TSX Transfer Restriction”). In connection with any such Transfer of this Warrant, the Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee, together, if applicable, with the legal opinion referenced below. In addition, in connection with the Transfer of this Warrant (or any portion thereof), at a time that the Common Shares are traded on the TSX, the Holder shall obtain a Transferee Representation Letter substantially in the form attached hereto as Exhibit E hereto (the “Transferee Representation Letter”). The Company shall effect the assignment within three (3) Business Days of receipt of such written notice (the “Transfer Delivery Period”) and, if applicable, Transferee Representation Letter, and shall deliver to the assignee(s) designated by Holder a Warrant or Warrants of like tenor and terms for the appropriate number of shares, and shall deliver to the assignor a Warrant for the number of shares, if any, with respect to which the Warrant had not been assigned. Such Warrants shall bear any legends required by this Warrant, the Securities Act or applicable state securities laws. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. For avoidance of doubt: (1) in the event Holder notifies the Company that such Transfer is being made in a so called “4(1) and a half” transaction, the parties hereto agree that an opinion of outside counsel for the Holder of recognized standing, or otherwise reasonably acceptable to the Company, delivered to counsel for the Company substantially in the form attached hereto as Exhibit C shall be the only evidence required by the Company in order to effect such Transfer in such “4(1) and a half” transaction and (2) for purposes of determining whether the TSX Transfer Restriction has been complied with, the Holder shall be entitled to rely, without independent investigation, upon the representations set forth in the Transferee Representation Letter.

(c) PIF Submission. In connection with the issuance of this Warrant, the relevant Affiliate of the Initial Holder has submitted to the TSX a completed and executed Personal Information Form (“PIF”). Notwithstanding anything herein to the contrary, the Initial Holder shall not be permitted to effect a Cash Exercise or a Cashless Exercise hereunder prior to receipt of a written communication (including, without limitation, an email communication) from the appropriate branch of the TSX indicating that the TSX is satisfied with the PIF (such communication to be hereinafter referred to as the “TSX PIF Approval”). For the avoidance of doubt, regardless of whether the TSX PIF Approval has been obtained, the Initial Holder shall be permitted to Transfer this Warrant, in whole or in part, at any time pursuant to and subject to the terms and conditions set forth in this Section 8.

9. Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be reasonably required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant.

10. Events of Failure.

(a) Definition.

The occurrence of each of the following shall be considered to be an “Event of Failure.”

(i) A Delivery Failure occurs, where a “Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver Exercise Shares to the Holder within any applicable Delivery Period;

(ii) A Legend Removal Failure occurs, where a “Legend Removal Failure” shall be deemed to have occurred if the Company fails to use its best efforts to issue this Warrant and/or Exercise Shares without a restrictive legend, or fails to use its best efforts to remove a restrictive legend, when and as required under Section 2(e) hereof;

(iii) a Transfer Delivery Failure occurs, where a “Transfer Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver a Warrant within any applicable Transfer Delivery Period; and

(iv) a Registration Failure (as defined below).

For purpose hereof, “Registration Failure” means that (A) the Company fails to file with the SEC on or before the Filing Deadline (as defined in the Registration Rights Agreement) any Registration Statement required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, (B) the Company fails to use best efforts to obtain effectiveness with the SEC, prior to the Registration Deadline (as defined in the Registration Rights Agreement), and if such Registration Statement is not so filed prior to the Registration Deadline, as soon as possible thereafter, of any Registration Statement (as defined in the Registration Rights Agreement) that is required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, or fails to use best efforts to keep such Registration Statement current and effective as required in Section 3 of the Registration Rights Agreement, (C) The Company fails to file any additional Registration Statements required to be filed pursuant to Section 2(a)(ii) of the Registration Rights Agreement on or before the Additional Filing Deadline or fails to use best efforts to cause such new Registration Statement to become effective on or before the Additional Registration Deadline, and if such effectiveness does not occur within such period, as soon as possible thereafter, (D) the Company fails to file any amendment to any Registration Statement, or any additional Registration Statement required to be filed pursuant to Section 3(b) of the Registration Rights Agreement within thirty (30) days of the applicable Registration Trigger Date (as defined in the Registration Rights Agreement), or fails to use best efforts to cause such amendment and/or new Registration Statement to become effective within ninety (90) days of the applicable Registration Trigger Date, and, if such effectiveness does not occur within such period, as soon as possible thereafter, (E) any Registration Statement required to be filed under the Registration Rights Agreement, after its initial effectiveness and during the Registration Period (as defined in the Registration Rights Agreement), lapses in effect or sales of all of the Registrable Securities (as defined in the Registration Rights Agreement) cannot otherwise be made thereunder (whether by reason of the Company’s failure to amend or supplement the prospectus included therein in accordance with the Registration Rights Agreement, the Company’s failure to file and, use best efforts to obtain effectiveness with the SEC of an additional Registration Statement or amended Registration Statement required pursuant to Sections 2(a)(ii) or 3(b) of the Registration Rights Agreement, as applicable, or otherwise), and (F) the Company fails to provide a commercially reasonable written response to any comments to any Registration Statement submitted by the SEC within twenty (20) days of the date that such SEC comments are received by the Company.

(b) Failure Payments; Determination. The Company understands that any Event of Failure (as defined above) could result in economic loss to the Holder. In the event that any Event of Failure occurs, as compensation to the Holder for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Holder an amount payable, at the Company’s option, either (i) in cash or (ii) in Common Shares that are valued for these purposes at the Volume Weighted Average Price during the five (5) Trading Day period immediately preceding the date of the Failure Delivery Date (as defined below) (“Failure Payments”) (which shares can be issued pursuant to a registration under the Securities Act or an exemption therefrom, at the option of the Company), in each case equal to 18% per annum (or the maximum rate permitted by applicable law, whichever is less) of the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Failure Delivery Date (as recalculated on the first Business Day of each month thereafter for as long as Failure Payments shall continue to accrue), which shall accrue daily from the date of such Event of Failure until the Event of Failure is cured, compounded monthly, provided, however, the Holder shall only receive up to such amount of Common Shares in respect of Failure Payments such that Holder and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) shall not collectively beneficially own greater than 9.985% of the total number of Common Shares of the Company then issued and outstanding. For purposes of clarification, it is agreed and understood that Failure Payments shall continue to accrue following any Event of Default until the applicable Default Amount is paid in full.

Notwithstanding the above, in the event that the Company has failed to use best efforts to obtain effectiveness with the SEC of a Registration Statement and (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed such Registration Statement (as defined in the Registration Rights Agreement) covering the number of shares required by the Registration Rights Agreement, (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering the full number of Warrant Shares issuable upon exercise of the Warrants by the Registration Deadline (as defined in the Registration Rights Agreement) then, the Failure Payments attributable to such late Registration Effectiveness shall be reduced from 18% to 15% (calculated as set forth above). The Company shall satisfy any Failure Payments under this Section pursuant to Section 10(c) below. Failure Payments are in addition to any Shares that the Holder is entitled to receive upon Exercise of this Warrant.

(c) Payment of Accrued Failure Payments. The Common Shares or cash in satisfaction of the accrued Failure Payment shall be issued and delivered or paid, as the case may be, on or before the fifth (5th) Business Day of each month following a month in which Failure Payments accrued (such date of delivery the “Failure Delivery Date”). Nothing herein shall limit the Holder’s right to pursue actual damages (to the extent in excess of the Failure Payments) for the Company’s Event of Failure, and the Holder shall have the right to pursue all remedies available at law or in equity (including a decree of specific performance and/or injunctive relief). Notwithstanding the above, if a particular Event of Failure results in an Event of Default pursuant to Section 11 hereof, then the Failure Payment, for that Event of Failure only, shall be considered to have been satisfied upon payment to the Holder of an amount equal to the greater of (i) the Failure Payment, or (ii) the Default Amount, payable in accordance with Section 11.

(d) Maximum Interest Rate. Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

11. Default.

(a) Events Of Default. Each of the following events shall be considered to be an “Event of Default,” unless waived by the Holder:

(i) Failure To Effect Registration. With respect to all Registration Failures, a Registration Failure occurs and remains uncured for a period of more than thirty (30) days (or forty-five (45) days in the case where the Company (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed a Registration Statement (as defined in the Registration Rights Agreement) covering this Warrant and the number of shares required by the Registration Rights Agreement, and (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering this Warrant and the Shares by the Registration Deadline (as defined in the Registration Rights Agreement)), and such Registration Failure relates solely to the Company’s failure to have the Registration Statement declared effective by the Registration Deadline (as defined in the Registration Rights Agreement) and with respect to a Registration Failure provided in clause (E) of the definition of “Registration Failure”, such Registration Failure occurs and remains uncured for a period of more than forty-five (45) days.

(ii) Failure To Deliver Common Shares. A Delivery Failure (as defined above) occurs and remains uncured for a period of more than twenty (20) days; or at any time the Company announces or states in writing that it will not honor its obligations to issue Common Shares to the Holder upon Exercise by the Holder of the Exercise rights of the Holder in accordance with the terms of this Warrant.

(iii) Legend Removal Failure. A Legend Removal Failure (as defined above) occurs and remains uncured for a period of twenty (20) days.

(iv) Transfer Delivery Failure. Transfer Delivery Failure (as defined above) occurs and remains uncured for a period of twenty (20) days; and

(v) Corporate Existence; Major Transaction. (A) The Company has failed to place the Major Transaction Warrant Early Termination Price or the Exercise Shares issuable upon exercise of a Cashless Major Exercise, as the case may be, into escrow or obtain the written agreement of the Successor Entity as described in Section 5(c)(ii), or the Company has failed to instruct the escrow agent to release such amount or such shares, as the case may be, to the Holder pursuant to Section 5(c)(ii), or (B) the Company has failed to obtain the written agreement of the Successor Entity as described in Section 5(c)(ii).

(b) Mandatory Early Termination.

(i) Mandatory Early Termination Amount; Cashless Default Exercise. If any Events of Default shall occur then, unless waived by the Holder, upon the occurrence and during the continuation of any Event of Default, at the option of the Holder, such option exercisable through the delivery of written notice to the Company by such Holder (the “Default Notice”), the Company shall have the right to terminate the outstanding amount of this Warrant and pay to the Holder (a “Mandatory Early Termination”), in full satisfaction of its obligations hereunder by delivery of a notice to such effect to the Holder within two (2) Business Days following receipt of the Default Notice, an amount payable in cash (the “Mandatory Early Termination Amount” or the “Default Amount”) equal to the greater of (i) the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Default Notice and (ii) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Mandatory Early Termination Amount is paid to the Holder. In the event the Company does not exercise its right to consummate a Mandatory Early Termination, then the Holder shall have the right to exercise this Warrant pursuant to a Cashless Default Exercise in accordance with Section 3(c) above.

The Mandatory Early Termination Amount shall be payable within five (5) Business Days following the date of the applicable Default Notice.

(ii) Liquidated Damages. The parties hereto acknowledge and agree that the sums payable as Failure Payments or pursuant to a Mandatory Early Termination shall give rise to liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Holder is incapable or is difficult to precisely estimate, (ii) the amounts specified bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Holder, and (iii) the parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

The Default Amount, together with all other amounts payable hereunder, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

(c) Posting Of Bond. In the event that any Event of Default occurs hereunder, the Company may not raise as a legal defense (in any Lawsuit, as defined below, or otherwise) or justification to such Event of Default any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless the Company has posted a surety bond (a “Surety Bond”) for the benefit of such Holder in the amount of 130% of the aggregate Surety Bond Value (as defined below) of all of the Holder’s Warrants (the “Bond Amount”), which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

For purposes hereof, a “Lawsuit” shall mean any lawsuit, arbitration or other dispute resolution filed by either party herein pertaining to any of this Warrant, the Facility Agreement and the Registration Rights Agreement.

“Surety Bond Value,” for the Warrants shall mean 130% of the of the Black-Scholes Value (as determined in accordance with Bloomberg OV function) of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that such bond goes into effect.

(d) Injunction and Posting of Bond. In the event that the Event of Default referred to in subsection (c) above pertains to the Company’s failure to deliver unlegended Common Shares to the Holder pursuant to a Warrant Exercise, legend removal request, or otherwise, the Company may not refuse such unlegended share delivery based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless an injunction from a court, on prior notice to Holder, restraining and or enjoining Exercise of all or part of said Warrant shall have been sought and obtained by the Company and the Company has posted a Surety Bond for the benefit of such Holder in the amount of the Bond Amount, which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

(e) Remedies, Other Obligations, Breaches And Injunctive Relief. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, the Facility Agreement and the Registration Rights Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. Holder’s Early Terminations; TSX Notice.

(a) Mechanics of Holder’s Early Terminations. In the event that the Company does not deliver the applicable Major Transaction Warrant Early Termination Price or Default Amount or the Exercise Shares in respect of a Cashless Major Exercise or a Cashless Default Exercise, as the case may be, to the Holder within the time period or as otherwise required pursuant to the terms hereof, at any time thereafter by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of such Major Transaction Warrant Early Termination Price or Default Amount or Exercise Shares, the Holder shall have the option, in lieu of early termination, Cashless Major Exercise or Cashless Default Exercise, as the case may be, to require the Company to promptly return to the Holder all or any portion of this Warrant that was submitted for early termination or exercise. Upon the Company’s receipt of such notice, (x) the applicable early termination or exercise, as the case may be, shall be null and void with respect to such applicable portion of this Warrant, and (y) the Company shall immediately return this Warrant, or issue a new Warrant to the Holder representing the portion of this Warrant that was submitted for early termination or exercise. The Holder’s delivery of a notice voiding an early termination or exercise and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Failure Payments which have accrued prior to the date of such notice with respect to the Warrant subject to such notice.

(b) TSX Notice of Certain Payments and Issuances. Prior to any (i) issuance of Exercise Shares pursuant to a Cashless Default Exercise, (ii) payment of Default Amounts, (iii) issuance of Common Shares in satisfaction of accrued Failure Payments or (iv) payment of cash in satisfaction of accrued Failure Payments, the Company shall deliver to the TSX a letter, substantially in the form of Exhibit F hereto (the “TSX Letter”), notifying the TSX of such payment or issuance. Notwithstanding the foregoing, the failure by the Company to deliver the TSX Letter shall in no way diminish the Company’s obligations to make such payments or issuances.

13. Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and Holder any legal or equitable right, remedy or claim under this Warrant and this Warrant shall be for the sole and exclusive benefit of the Company and Holder.

14. Governing Law.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15. Loss of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

16. Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant to be given or made by Holder to or on the Company shall be sufficiently given or made if sent by overnight delivery with a nationally recognized overnight courier service, certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Company, to the address set forth in Section 2(a) above. To the extent any notice or demand pursuant to this Warrant can be made by electronic mail, such notice or demand given or made by Holder to or on the Company shall be sufficiently given or made if it is sent by electronic mail to the addresses that the Company shall designate in writing from time to time. Notices or demands pursuant to this Warrant to be given or made by the Company to or on Holder shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, to the address of Holder set forth in the Company’s records, until another address is designated in writing by Holder.

IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 16th day of September, 2013.

IMRIS INC.

By:
Name: Kelly McNeill
Title: Executive Vice-President and
Chief Financial Officer

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [                        ]

CHECK THE APPLICABLE BOX:

☐	Cash Exercise or Cashless Exercise

The undersigned hereby irrevocably exercises the attached warrant (the “Warrant”) with respect to, and elects to purchase, ____ Common Shares (the “Common Shares”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), and, if pursuant to a Cashless Exercise, herewith makes payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of said Warrant.

[IF APPLICABLE: The undersigned hereby encloses $____ as payment of the Exercise Price.]

[IF APPLICABLE: The undersigned hereby agrees to cancel $____ of principal outstanding under Notes of the Company held by the Holder.]

☐	Cashless Major Exercise

The undersigned hereby irrevocably exercises the Warrant with respect to ____% of the Warrant currently outstanding pursuant to a Cashless Major Exercise in accordance with the terms of the Warrant.

☐	Cashless Default Exercise

The undersigned hereby irrevocably exercises the Warrant pursuant to a Cashless Default Exercise, in accordance with the terms of the Warrant.

1. [NOT REQUIRED IF 9.985% CAP NOT APPLICABLE UNDER SECTION 1] The undersigned represents that the beneficial ownership of Common Shares by the undersigned, its Affiliates (as defined in the Warrant) and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the undersigned’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would not exceed the 9.985% Cap (as defined in the Warrant), based on the total number of Common Shares outstanding as determined pursuant to the provisions of Section 1 of the Warrant, upon this exercise.

2. The undersigned requests that any stock certificates for such shares be issued free of any restrictive legend, if appropriate, and, if requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below. If it is not appropriate to issue such stock certificates free of any restrictive legend, the undersigned acknowledges that, subject to the provisions set forth in the Warrant, such certificates will be restricted securities as defined in Rule 144 under the Securities Act, will be subject to transfer restrictions imposed by the Securities Act, and that certificates representing such shares will bear the restrictive legends set forth in the Warrant.

3. Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated: _______________

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named the right to purchase __________ shares of the Common Shares of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, evidenced by the attached Warrant and does hereby irrevocably constitute and appoint __________ attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises.

Dated: _______________
Signature

Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C

FORM OF OPINION

______, 20__

[___________]

Re:   [             ] (the “Company”)

Dear Sir:

[___________] (“[__________]”) intends to transfer _______ Warrants (the “Warrants”) of the Company to __________ (“________”) without registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, we have examined and relied upon the truth of representations contained in an Investor Representation Letter attached hereto and have examined such other documents and issues of law as we have deemed relevant.

Based on and subject to the foregoing, we are of the opinion that the transfer of the Warrants by _______ to ______ may be effected without registration under the Securities Act, provided, however, that the Warrants to be transferred to _______ contain a legend restricting its transferability pursuant to the Securities Act and that transfer of the Warrants is subject to a stop order.

The foregoing opinion is furnished only to ____________ and may not be used, circulated, quoted or otherwise referred to or relied upon by you for any purposes other than the purpose for which furnished or by any other person for any purpose, without our prior written consent.

Very truly yours,

[FORM OF INVESTOR REPRESENTATION LETTER]

_____, 20__

[_________________]

Gentlemen:

_________ (“___”) has agreed to purchase _________ Warrants (the “Warrants”) of [ ] (the “Company”) from [___________] (“[_________]”). We understand that the Warrants are “restricted securities.” We represent and warrant that ______ is a sophisticated institutional investor that would qualify as an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

________ represents and warrants as of the date hereof as follows:

1. That it is acquiring the Warrants and the common shares underlying such Warrants (the “Exercise Shares”) solely for its account for investment and not with a view to or for sale or distribution of said Warrants or Exercise Shares or any part thereof. ________ also represents that the entire legal and beneficial interests of the Warrants and Exercise Shares _________ is acquiring is being acquired for, and will be held for, its account only;

2. That the Warrants and the Exercise Shares have not been registered under the Securities Act on the basis that no distribution or public offering of the stock of the Company is to be effected. _______ realizes that the basis for the exemption may not be present if, notwithstanding its representations, _______ has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. _______ has no such present intention;

3. That the Warrants and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. ________ recognizes that the Company has no obligation to register the Warrants, or to comply with any exemption from such registration;

4. That neither the Warrants nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations;

5. That it will not make any disposition of all or any part of the Warrants or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by _________ from the Securities and Exchange Commission stating that no action will be recommended to the Securities and Exchange Commission with respect to the proposed disposition;

(ii) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) _________ shall have notified the Company of the proposed disposition and, in the case of a sale or transfer in a so called “4(1) and a half” transaction, shall have furnished counsel to the Company with an opinion of counsel, reasonably satisfactory to counsel to the Company.

We acknowledge that the Company will place stop orders with respect to the Warrants and the Exercise Shares, and if a registration statement relating to the Exercise Shares is not effective, the Exercise Shares shall bear the following restrictive legend:

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

We further understand that until January 17, 2014, any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

At any time and from time to time after the date hereof, _________ shall, without further consideration, execute and deliver to [________] or the Company such other instruments or documents and shall take such other actions as they may reasonably request to carry out the transactions contemplated hereby.

Very truly yours,

EXHIBIT D

FORM OF SELLER REPRESENTATION LETTER

_____, 20__

[_________________]

Re:	[NAME OF COMPANY]/[NAME OF SHAREHOLDER]

Removal of Stock Legend

Ladies and Gentlemen:

The undersigned (“Shareholder”) hereby requests that the enclosed certificate, representing [___________ common shares][ warrants for the purchase of _________common shares] (the “Securities”) of IMRIS Inc. (“Issuer”), be exchanged for a new certificate free of any restrictive legend. In connection with this request, Shareholder represents and warrants that:

(1)           The Shareholder is not, and has not been at any time during the preceding three months, an “affiliate” (as that term is defined in paragraph (a)(1) of Rule 144 under the United States Securities Act of 1933, as amended (the “Act”)) of the Issuer.

(2)           The Shareholder understands and acknowledges that, the Securities were, when issued, “restricted securities” as that term is defined in paragraph (a)(3) of Rule 144 under the Act.

(3)           [TO BE INSERTED ONLY IF THE SECURITIES ARE WARRANTS OR COMMON SHARES THAT WERE ACQUIRED IN A CASH EXERCISE OF A WARRANT: A minimum of six months has elapsed since (a) the date of the acquisition of the Securities from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price therefor.]

[TO BE INSERTED ONLY IF THE SECURITIES ARE COMMON SHARES THAT WERE ACQUIRED IN A CASHLESS EXERCISE OF A WARRANT: The Securities were acquired pursuant to a cashless exercise of a warrant to purchase the Securities (the “Warrant”), and a minimum of six months has elapsed since (a) the date of the acquisition of the acquistion of the Warrant from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price of the Warrant.]

Rule 144 defines an “affiliate” of the Issuer as any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Issuer.

The Issuer and its counsel and transfer agent may rely upon the representations made in this letter as though it had been addressed to them. The Shareholder agrees to notify the Issuer promptly of any changes in the facts set forth in this letter.

Sincerely,

Name of Shareholder

By:
Name:
Title:

EXHIBIT E

FORM OF TRANSFEREE REPRESENTATION LETTER

________, 20___

[________________________]

Gentlemen:

_______________ (the “Transferee”) has agreed to purchase ________ Warrants (the “Warrants”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”) from ____________________].

The Transferee represents and warrants as of the date hereof that, assuming a full Cashless Exercise (as defined in the Warrant) of the Warrants immediately following such transfer (without regard to the 9.985% Cap contained therein), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario) of Common Shares (as defined in the Warrant) by the Transferee will not exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding.

Very truly yours,

EXHIBIT F

TSX FORM OF NOTICE

The Toronto Stock Exchange

130 King Street West

Toronto, ON M5X 1J2

Attention: [                                        ]

Reference is made to the Warrants of the Company (collectively, the “Warrant”) issued on September __, 2013.

Pursuant to the terms of the Warrant, we hereby notify the Toronto Stock Exchange that, due to an [Event of Failure] [Event of Default] under the Warrant, the holder(s) of the Warrant(s) has/have notified the Company of its/their right to receive [Common Shares of the Company] [cash payments] based upon the Black Scholes Value (as defined in the Warrant) of the Warrant.

Very truly yours,

Schedule 1

Calculation of Intrinsic Value

Calculation Under Section 3(b) or 5(c)(ii)

Intrinsic Value	The excess of the Stock Price minus the prevailing Exercise Price multiplied by the number of Common Shares underlying the portion of this Warrant that is subject to such Cashless Major Exercise or redemption (by reference to the number of Common Shares that would be issuable upon a Cash Exercise of the Warrant or such portion).

Stock Price	The greater of (1) the average daily Volume Weighted Average Price of the Common Shares on NASDAQ, or, if that is not the principal trading market for the Common Shares, such principal market on which the Common Shares are traded or listed (the “Applicable VWAP”) for the five (5) Trading Days immediately preceding the date on which a Major Transaction is consummated, and (2) the Applicable VWAP for the five (5) Trading Days immediately following the first public announcement of a Major Transaction, or (3) the Applicable VWAP for the five (5) Trading Days immediately preceding the first public announcement of the Major Transaction.

Schedule 2

Black-Scholes Value under Section 10(b) or 11(b)

Remaining Term	Number of calendar days from date of the Event of Failure until the last date on which the Warrant may be exercised.

Interest Rate	A risk-free interest rate corresponding to the US$ LIBOR/Swap rate for a period equal to the Remaining Term.

Cost to Borrow	Zero

Volatility	The arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the date of such determination, obtained from the HVT or similar function on Bloomberg.

Stock Price	The Volume Weighted Average Price on the date of such calculation.

Dividends	Zero.

Strike Price	Exercise Price as defined in section 3(a).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE, TRANSFER OR EXERCISE.

THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT AND ASSESSMENT OF THE RISKS INVOLVED.

UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014.

THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID LISTED SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

Warrant to Purchase
713,700 shares	Warrant Number 4

Warrant to Purchase Common Shares

of

IMRIS Inc.

THIS CERTIFIES that Deerfield Special Situations International Master Fund, L.P. or any subsequent holder hereof (“Holder”) has the right to purchase from IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), seven hundred thirteen thousand seven hundred (713,700) fully paid and nonassessable common shares of the Company (“Common Shares”), subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in Section 3 below, at any time during the Term (as defined below).

Holder agrees with the Company that this Warrant to Purchase Common Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1. Date of Issuance and Term.

This Warrant shall be deemed to be issued on September16, 2013 (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at 5:00 p.m., New York City time, on the date that is seven (7) years after the Date of Issuance (the “Term”). This Warrant was issued in conjunction with that certain Facility Agreement (the “Facility Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”) by and between the Company, and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P., each dated September16, 2013, entered into in conjunction herewith.

Notwithstanding anything herein to the contrary, the Company shall not issue to the Holder, and the Holder may not acquire, a number of Common Shares upon exercise of this Warrant to the extent that, upon such exercise, the number of Common Shares then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) would exceed 9.985% of the total number of Common Shares then issued and outstanding (the “9.985% Cap”), provided, however, that the 9.985% Cap shall not apply with respect to the issuance of Common Shares pursuant to a Cashless Major Exercise (as defined below) in connection with a Major Transaction (as defined below) covered by the provisions of Section 5(c)(i)(A) below in which the Company is not the surviving entity (a “Qualified Change of Control Transaction”) to the extent that the number of shares beneficially owned by the Holder and its Affiliates in the successor entity immediately following consummation of such Qualified Change of Control Transaction does not exceed 9.985% of the outstanding common stock of such successor entity and provided, further, that the 9.985% Cap shall only apply to the extent that the Common Shares are deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities and Exchange Commission (the “SEC”), and the percentage held by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Common Shares then outstanding. Each delivery of an Exercise Form by the Holder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined, based on the most recent public filings by the Company with the SEC (or any differing information received from the Company in accordance with the immediately preceding sentence), that the issuance of the full number of Common Shares requested in such Exercise Form is permitted under this paragraph.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). With respect to a Holder of Warrants, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

“Business Day” means any day on which both (a) the Common Shares are traded for at least two hours on NASDAQ, and (b) the Transfer Agent is open for business.

“Initial Holder” means Deerfield Special Situations International Master Fund, L.P.

2. Exercise.

(a) Manner of Exercise. During the Term, this Warrant may be Exercised as to all or any lesser number of whole Common Shares covered hereby (the “Warrant Shares” or the “Shares”) by sending to the Company the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, together with, if applicable, the full Exercise Price (as defined below, which may be satisfied by a Cash Exercise or a Cashless Exercise, as each is defined below) for each share of Common Shares as to which this Warrant is Exercised, at the office of the Company, Kelly McNeill; Phone: (763) 203-6304, Fax: (204) 480-7071, Email: kmcneill@imris.com, or at such other office or agency as the Company may designate in writing, by overnight mail, with an advance copy of the Exercise Form sent to the Company by facsimile or electronic mail (such exercise of the Warrant hereinafter called the “Exercise” of this Warrant).

(b) Date of Exercise. The “Date of Exercise” of the Warrant shall be defined as the date that the Exercise Form attached hereto as Exhibit A, duly completed and executed, is received by facsimile or electronic mail by the Company, provided that the Exercise Form is received by the Company and the Exercise Price (if applicable) is satisfied, each as soon as practicable thereafter but in any event no later than the close of business on the second Business Day thereafter. Alternatively, if Holder has not sent advance notice by facsimile or electronic mail, the Date of Exercise shall be defined as the date the original Exercise Form is received by the Company, provided that the Exercise Price, if applicable, is satisfied no later than the close of business on the second Business Day thereafter. Upon delivery of the Exercise Form to the Company by facsimile, electronic mail or otherwise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been Exercised, irrespective of the date such Warrant Shares are credited to the Holder’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be; provided, however, that (i) in the event of a Cashless Major Exercise in respect of a Qualified Change of Control Transaction, the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately prior to the consummation of such Qualified Change of Control Transaction, (ii) in the event of a Cashless Major Exercise triggered by an event set forth in Section 5(c)(i)(E), the Holder shall be deemed to have become the holder of record of the shares issuable upon such exercise immediately following the occurrence of the Major Transaction and (iii) in the event that the Exercise Price (if applicable) is not satisfied by no later than the second Business Day following the delivery of the Exercise Form, as described above, the Holder shall not be deemed to have become a holder of record of such Warrant Shares until such time as the Exercise Price is received by the Company and the Company shall have no obligation to deliver such Warrant Shares until two (2) Business Days following the Company’s receipt of the full Exercise Price. The Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within two (2) Business Days of the date the final Exercise Form is delivered to the Company. Execution and delivery of an Exercise Form and other required information with respect to a partial Exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c) Delivery of Common Shares Upon Exercise. Within three (3) Business Days after any Date of Exercise or in the case of a Cashless Major Exercise or a Cashless Default Exercise (each as defined in Section 5(c) below), within the period provided in Section 5(c)(iv) or Section 3(c), as applicable (the “Delivery Period”), the Company shall issue and deliver (or cause its transfer agent (the “Transfer Agent”) to issue and deliver) in accordance with the terms hereof certificates representing that number of Common Shares (“Exercise Shares”) for the portion of this Warrant converted as shall be determined in accordance herewith. Upon the Exercise of this Warrant or any part hereof, the Company shall, at its own cost and expense, take all necessary action, including obtaining and delivering an opinion of counsel, to assure that the Transfer Agent shall issue share certificates in the name of Holder (or its nominee) or such other persons as designated by Holder and in such denominations to be specified at Exercise representing the number of Common Shares issuable upon such Exercise. The Company warrants that no instructions other than these instructions have been or will be given to the Transfer Agent and that, if the Unrestricted Conditions (as defined below) have been and continue to be met, unless waived by the Holder, this Warrant and the Exercise Shares will not be restricted securities within the meaning of Rule 144 under the Securities Act, may be freely transferred by non-affiliates (as such term is used in Rule 144 under the Securities Act), and certificates representing such securities will not be required to contain a legend restricting the resale or transferability of the Exercise Shares.

(d) Delivery Failure. In addition to any other remedies which may be available to the Holder, in the event that the Company fails for any reason to effect delivery of the Exercise Shares by the end of the Delivery Period (a “Delivery Failure”), the Holder will be entitled, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, to revoke all or part of the relevant Exercise Form by delivery of a notice to such effect to the Company in accordance with Section 2(a) whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of the Exercise Form, except that the liquidated damages described herein shall be payable through the date notice of revocation or rescission is given to the Company.

(e) Legends.

(i) Restrictive Legend. The Holder understands that until such time as this Warrant, the Exercise Shares and the Failure Payment Shares (as defined below) have been registered under the Securities Act as contemplated by the Registration Rights Agreement or otherwise may be sold pursuant to Rule 144 under the Securities Act or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, this Warrant, the Exercise Shares and the Failure Payment Shares, if any, will be restricted securities within the meaning of Rule 144 under the Securities Act; may be offered, sold, assigned, pledged, hypothecated, or otherwise disposed of only pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws and in accordance with the provisions hereof (including, without limitation, a so-called “4(1) and a half” transaction, in accordance with the provisions of Section 8 below); and any certificate evidencing this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such securities):

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

The Holder further understands that until January 17, 2014, this Warrant and any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

(ii) Removal of Restrictive Legends. This Warrant and the certificates evidencing the Exercise Shares and the Failure Payment Shares, as applicable, shall not contain any legend restricting the transfer thereof (including the legend set forth above in subsection 2(e)(i)): (A) while a registration statement (including a Registration Statement, as defined in the Registration Rights Agreement) covering the sale or resale of such security is effective under the Securities Act, or (B) following any sale of such Warrant, Exercise Shares and/or Failure Payment Shares pursuant to Rule 144, or (C) if such Warrant, Exercise Shares and/or Failure Payment Shares are eligible for sale under Rule 144(b)(1), or (D) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) and the Company shall have received an opinion of counsel of the Holder to such effect (collectively, the “Unrestricted Conditions”). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date, or at such other time as the Unrestricted Conditions have been met, if required by the Transfer Agent to effect the issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, as applicable, without a restrictive legend or removal of the legends required hereunder, provided, however, that in connection with a legend removal request arising under clause (C) or (D) above, the Holder shall deliver to the Company a letter, signature guaranteed, substantially in the form of Exhibit D. If the Unrestricted Conditions are met at the time of issuance of this Warrant, the Exercise Shares or the Failure Payment Shares, then such Exercise Shares or Failure Payment Shares, as applicable, shall be issued free of all legends. The Company agrees that following the Effective Date at such time as the Unrestricted Conditions are met or such legend is otherwise no longer required under this Section 2(e), it will, no later than three (3) Business Days following the delivery (the “Unlegended Shares Delivery Deadline”) by the Holder to the Company or the Transfer Agent of this Warrant and a certificate representing Exercise Shares and/or Failure Payment Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder this Warrant and/or a certificate (or electronic transfer) representing such shares that is free from all restrictive and other legends. For purposes hereof, “Effective Date” shall mean the date that the Registration Statement, that the Company is required to file pursuant to the Registration Rights Agreement, has been declared effective by the SEC. Notwithstanding the foregoing, in the event that for any reason the Unrestricted Conditions shall cease to apply to this Warrant, the Exercise Shares or the Failure Payment Shares, then upon notice provided by the Company to the Holder to such effect, the Holder shall promptly return the applicable certificates for this Warrant, the Exercise Shares or the Failure Payment Shares to the Transfer Agent, which shall re-issue such certificates bearing the legends contemplated in Section 2(e)(i), and such legends shall remain on such certificates for so long as the Unrestricted Conditions continue to not be met.

(iii) Sale of Unlegended Shares. Holder agrees that the removal of the restrictive legend from this Warrant and any certificates representing the Exercise Shares or the Failure Payment Shares as set forth in Section 2(e) above is predicated upon the Company’s reliance that the Holder will sell this Warrant or any Exercise Shares and/or any Failure Payment Shares, as applicable, pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if such securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(f) Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant, and, as soon as practical after the Date of Exercise, Holder shall be entitled to receive Exercise Shares for the number of shares purchased upon such Exercise of this Warrant, and if this Warrant is not Exercised in full, Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing any unexercised portion of this Warrant in addition to such Common Shares upon return to the Company of the original Warrant for cancellation; provided, however, as set forth in Section 2(b), Holder shall not be required to physically surrender this warrant if the Warrant is not Exercised in full.

(g) Holder of Record. Each person in whose name this Warrant is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Date of Exercise of this Warrant, irrespective of the date of delivery of the Common Shares purchased upon the Exercise of this Warrant. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as a stockholder of the Company. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(h) Delivery of Electronic Shares. In lieu of delivering physical certificates representing the Common Shares issuable upon Exercise or legend removal, or representing Failure Payment Shares, provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer (“FAST”) program, upon written request of the Holder, the Company shall use its best efforts to cause its Transfer Agent to electronically transmit the Common Shares issuable upon Exercise to the Holder by crediting the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. The time periods for delivery and penalties described herein shall apply to the electronic transmittals described herein. Any delivery not effected by electronic transmission shall be effected by deliver by physical certificates. Prior to the exercise of this Warrant, nothing in this Warrant shall be construed as conferring upon the Holder any rights as stockholder of the Company.

(i) Buy-In. In addition to any other rights available to the Holder, if the Company fails to cause its Transfer Agent to transmit to the Holder a certificate or certificates, or electronic shares through DWAC, representing the Exercise Shares pursuant to an Exercise on or before the end of the Delivery Period (provided that the Exercise Price, if applicable, has been satisfied as provided in Section 2(b) hereof), other than a failure caused by any incorrect or incomplete information provided by Holder to the Company hereunder, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases Common Shares to deliver in satisfaction of a sale by the Holder of the Exercise Shares which the Holder anticipated receiving upon such Exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Exercise Shares that the Company was required to deliver to the Holder in connection with the Exercise at issue times and (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of the Exercise Shares, either reinstate the portion of the Warrant and equivalent number of Exercise Shares for which such Exercise was not honored or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its Exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted Exercise to cover the sale of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon Exercise of the Warrant as required pursuant to the terms hereof.

(j) Additional Representation. Unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that upon such Cash Exercise, the Holder will acquire the Warrant Shares as principal for its own account, for investment purposes only, and not with a view towards, the sale or distribution of the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that no such representations shall be construed as constituting an agreement by the Holder to hold any of the Warrant Shares for any minimum or other specific term and the Holder shall reserve the right to dispose of such Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. In addition, unless the Holder shall have delivered a Representation Notice (as defined below) in connection therewith, each delivery of an Exercise Form in connection with a Cash Exercise shall constitute a representation that, as of the date of such Cash Exercise, the Holder is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the SEC under the Securities Act. If the Holder is unable to make the representations set forth in the first two sentences of this Section 2(j) at the time it delivers its Exercise Form in respect of a Cash Exercise, the Holder shall notify the Company in writing that it is not making such representations (a “Representation Notice”). If the Holder delivers a Representation Notice in connection with a Cash Exercise, it shall be a condition to the Holder’s Cash Exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of Warrant Shares upon such Cash Exercise of this Warrant shall not violate any United States or state securities laws.

3. Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise; Cashless Major Exercise and Cashless Default Exercise.

(a) Exercise Price. The Exercise Price (“Exercise Price”) shall initially equal $1.94 per share, subject to adjustment pursuant to the terms hereof, including but not limited to Section 5 below.

Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of the Holder:

(i) Cash Exercise: The Holder may exercise this Warrant in cash, bank or cashier’s check, wire transfer or through a reduction of an amount of principal outstanding under any Notes (as defined in the Facility Agreement) in accordance with Section 2.3(d) of the Facility Agreement, then held by the Holder (a “Cash Exercise”); or

(ii) Cashless Exercise: The Holder, at its option, may exercise this Warrant in a cashless exercise transaction. In order to effect a Cashless Exercise, the Holder shall send to the Company at its principal office a notice of cashless election, in which event the Company shall issue Holder a number of Common Shares computed using the following formula (a “Cashless Exercise”):

X = Y (A-B)/A

where: X = the number of Common Shares to be issued to Holder.

Y = the number of Common Shares for which this Warrant is being Exercised.

A = the Market Price of one (1) share of Common Shares (for purposes of this Section 3(a)(ii), “Market Price,” as of any date, shall mean the Volume Weighted Average Price (as defined herein) of the Common Shares for the five (5) consecutive Trading Day period immediately preceding the date in question.

B = the Exercise Price.

As used herein, the “Volume Weighted Average Price” for any security during any period means the volume weighted average sale price on The NASDAQ Global Select Market (“NASDAQ”) during such period as reported by, or based upon data reported by, Bloomberg Financial Markets or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by holders of a majority in interest of the Warrants and the Company (“Bloomberg”) or, if NASDAQ is not the principal trading market for such security, the volume weighted average sale price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg during such period, or, if no volume weighted average sale price is reported for such security, then the last closing trade price of such security during such period as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security that are listed in the over the counter market by the Financial Industry Regulatory Authority, Inc. or in the “pink sheets” by the Pink OTC Market, Inc. If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the volume weighted average price shall be the fair market value as mutually determined by the Company and the Holders of a majority in interest of the Warrants being Exercised for which the calculation of the volume weighted average price is required in order to determine the Exercise Price of such Warrants. “Trading Day” shall mean any day on which the Common Shares are traded for any period on NASDAQ, or on the principal securities exchange or other securities market on which the Common Shares are then being traded.

For purposes of Rule 144 and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Shares issuable upon Exercise of this Warrant in a Cashless Exercise transaction shall be deemed to have commenced on the date this Warrant was issued. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(b) Cashless Major Exercise: To the extent the Holder shall exercise this Warrant as a Cashless Major Exercise pursuant to Section 5(c)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant (or any portion thereof) pursuant to a Cashless Major Exercise, in which event the Company shall, at its election, either (i) issue a number of Common Shares equal to the Intrinsic Value (as determined in accordance with Schedule 1 attached hereto) (the “Intrinsic Value”) of the Warrant (or such applicable portion being exercised) divided by the Volume Weighted Average Price of the Common Shares for the five (5) Trading Day period immediately preceding the date on which the applicable Major Transaction is consummated, or (ii) redeem the Warrant (or such applicable portion) for an amount in cash equal to the Major Transaction Warrant Early Termination Price (as defined below). The Company shall notify the Holder in writing within two (2) Business Days following receipt of the Exercise Form whether it is electing to treat such Major Transaction (or portion thereof) in accordance with clause (i) or (ii) above.

(c) Cashless Default Exercise. To the extent the Holder exercises this Warrant as a Cashless Default Exercise pursuant to Section 11(b)(i) below, the Holder shall send to the Company the Exercise Form in the manner set forth in Section 2(a) indicating that the Holder is exercising this Warrant pursuant to a Cashless Default Exercise, in which event the Company shall issue to the Holder, within five (5) Trading Days of the applicable Default Notice, a number of Common Shares (which shares shall be valued at the Volume Weighted Average Price for the five (5) Trading Day period prior to the applicable Default Notice) equal to the greater of (A) the Black Scholes Value (as determined in accordance with Schedule 2 attached hereto) (the “Black Scholes Value”) of the remaining unexercised portion of this Warrant on the date of such Default Notice (as defined below) and (B) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Exercise Shares in respect of such Cashless Default Exercise are issued to the Holder. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

(c) Dispute Resolution. In the case of a dispute as to the determination of the closing price or the Volume Weighted Average Price of the Common Shares or the arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price (as defined below), the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Form or Major Transaction Early Termination Notice, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two (2) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days thereafter submit via facsimile (i) the disputed determination of the closing price or the Volume Weighted Average Price of the Common Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld or (ii) the disputed arithmetic calculation of the Exercise Price, Market Price or any Major Transaction Warrant Early Termination Price to the Company’s independent, outside accountant. The Company shall use reasonable commercial best efforts to cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one-half of the fees and costs of such investment bank or accountant.

4. Transfer and Registration.

(a) Transfer Rights. Subject to the provisions of Section 8 of this Warrant, this Warrant may be transferred on the books of the Company, in whole or in part, in person or by attorney, upon surrender of this Warrant properly completed and endorsed, provided, however, that in the event that the Holder is not the Initial Holder or an Affiliate of the Initial Holder, the assignment form provided for in Section 8 shall include a signature guarantee. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and Holder shall be entitled to receive a new Warrant as to the portion hereof retained.

(b) Registrable Securities. The Common Shares issuable upon the Exercise of this Warrant have registration rights pursuant to the Registration Rights Agreement.

5. Adjustments Upon Certain Events.

(a) Reserved.

(b) Recapitalization or Reclassification. If the Company shall at any time effect a stock split, payment of stock dividend, recapitalization, reclassification or other similar transaction of such character that the Common Shares shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of Common Shares which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Common Shares by reason of such stock split, payment of stock dividend, recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Shares of any transaction described in this Section 5(b).

(c) Rights Upon Major Transaction.

(i) Major Transaction. In the event that a Major Transaction (as defined below) occurs, then (1) in the case of a Cash-Out Major Transaction and in the case of a Mixed Major Transaction to the extent of the percentage of the cash consideration in the Mixed Major Transaction (determined in accordance with the definition of a Mixed Major Transaction below), the Holder, at its option, may require the Company to redeem the Holder’s outstanding Warrants in accordance with Section 5(c)(ii) below and (2) in the case of all other Major Transactions and in the case of a Mixed Major Transaction to the extent of the percentage of the consideration represented by securities of a Successor Entity in the Mixed Major Transaction, the Holder shall have the right to exercise this Warrant as a Cashless Major Exercise. Notwithstanding anything herein to the contrary, the Holder shall have the right to waive its rights under this Section 5(c) with respect to all or any portion of any Major Transaction, in which event none of the provisions of this Section 5(c)(i) with respect to such rights shall apply to such Major Transaction or portion thereof. Each of the following events shall constitute a “Major Transaction”:

(A) a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or other similar event, (1) following which the holders of Common Shares immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (a) no longer hold a majority of the Common Shares or (b) no longer have the ability to elect a majority of the board of directors of the Company or (2) as a result of which Common Shares shall be changed into (or the Common Shares become entitled to receive) the same or a different number of shares of the same or another class or classes of shares or securities of the Company or another entity (collectively, a “Change of Control Transaction”);

(B) the sale or transfer of (i) all or substantially all of the assets of the Company or (ii) assets of the Company for a purchase price equal to more than 50% of the Enterprise Value (as defined below) of the Company. For purposes of this clause (B), “Enterprise Value” shall mean (I) the product of (x) the number of issued and outstanding Common Shares on the date the Company delivers the Major Transaction Notice (defined below) multiplied by (y) the per share closing price of the Common Shares on such date plus (II) the amount of the Company’s debt as shown on the latest financial statements filed with the SEC (the “Current Financial Statements”) less (III) the amount of cash and cash equivalents of the Company as shown on the Current Financial Statements;

(C) a purchase, tender or exchange offer made to and accepted by the requisite percentage of the holders of outstanding Common Shares, such that following such purchase, tender or exchange offer a Change of Control Transaction shall have occurred;

(D) the liquidation, bankruptcy, insolvency, dissolution or winding-up (or the occurrence of any analogous proceeding) affecting the Company; or

(E) the Common Shares cease to be registered under Section 12 of the Exchange Act.

(ii) Notice; Major Transaction Early Termination Right; Notice of Cashless Major Exercise. At least thirty (30) days prior to the consummation of any Major Transaction, but, in any event, within five (5) Business Days following the first to occur of (x) the date of the public announcement of such Major Transaction if such announcement is made before 4:00 p.m., New York City time, or (y) the day following the public announcement of such Major Transaction if such announcement is made on and after 4:00 p.m., New York City time, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Major Transaction Notice”). At any time during the period beginning after the Holder’s receipt of a Major Transaction Notice and ending five (5) Trading Days prior to the consummation of such Major Transaction (the “Early Termination Period”), the Holder may require the Company to redeem (an “Early Termination Upon Major Transaction”) all or any portion of this Warrant not eligible to be treated as a Cashless Major Exercise (without taking into consideration the 9.985% Cap) by delivering written notice thereof (“Major Transaction Early Termination Notice”) to the Company, which Major Transaction Early Termination Notice shall indicate the portion of the principal amount (the “Early Termination Principal Amount”) of the Warrant (by reference to the number of shares issuable upon a Cash Exercise of the Warrant) that the Holder is electing to have redeemed. The portion of this Warrant subject to early termination pursuant to this Section 5(c)(ii) (the “Redeemable Shares”), shall be redeemed by the Company at a price (the “Major Transaction Warrant Early Termination Price”) payable in cash equal to the Intrinsic Value of the Redeemable Shares determined in accordance with Schedule 1 hereto.

To the extent the Holder shall elect to effect a Cashless Major Exercise in respect of a Major Transaction, the Holder shall deliver its Exercise Form in accordance with Section 3(b), within the Early Termination Period.

For the avoidance of doubt, the rights and obligations of the Company and the Holder upon the occurrence of a Major Transaction are conditional upon such Major Transaction being consummated and in the event that Major Transaction for which the Holder is given notice is not consummated, all actions taken under this Section 5(c) shall be deemed to be rescinded and null and void and the Company shall return to the Holder the Warrant (if previously surrendered the Company in connection with an anticipated Major Transaction under this Section 5(c).

Following a Major Transaction that constitutes a Qualified Change of Control Transaction, any portion of this Warrant then remaining outstanding that has not been redeemed pursuant to Section 5(c)(i) or clause (ii) of Section 3(b) or Exercised (whether by Cash Exercise, Cashless Exercise, Cashless Major Exercise or otherwise) shall automatically and immediately convert into Common Shares, and shall be deemed to have been exercised pursuant to a Cashless Exercise, immediately prior to the consummation of such Major Transaction.

(iii) Escrow; Payment of Major Transaction Warrant Early Termination Price. Following the receipt of a Major Transaction Early Termination Notice or a notice of Cashless Major Exercise from the Holder, the Company shall not effect a Major Transaction that is being treated as an early termination or is eligible to be treated as a Cashless Major Exercise unless it either (a) shall first place into an escrow account with an independent escrow agent, at least three (3) Business Days prior to the closing date of the Major Transaction (the “Major Transaction Escrow Deadline”), an amount in Common Shares or cash, as applicable, equal to the Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares or (b) obtains the written agreement of the Successor Entity that the payment of the Major Transaction Warrant Early Termination Price shall be made to the Holder concurrently with the consummation of such Major Transaction or issuance by the Company of the applicable Exercise Shares shall be made to the Holder immediately prior to the consummation of such Major Transaction, as applicable, and such issuance or payment shall be a condition precedent to consummation of such Major Transaction. The Company shall (i) concurrently upon closing of such Major Transaction, pay or instruct the escrow agent to pay the Major Transaction Warrant Early Termination Price to the Holder or, (ii) immediately prior to the closing of such Major Transaction, deliver or instruct the escrow agent to deliver the applicable Exercise Shares to the Holder, as applicable. For purposes of determining the amount required to be placed in escrow pursuant to the provisions of this subsection (iii) and without affecting the amount of the actual Major Transaction Warrant Early Termination Price and/or applicable Exercise Shares, the calculation of the price referred to in clause (1) of the first column of Schedule 1 hereto with respect to Stock Price shall be determined based on the Applicable VWAP (as defined on Schedule I) during the five (5) Trading Day period immediately preceding the date that the funds and/or applicable Exercise Shares, as applicable, are deposited with the escrow agent.

(iv) Injunction. Following the receipt of a Major Transaction Early Termination Notice or notice of a Cashless Major Exercise from the Holder, in the event that the Company attempts to consummate a Major Transaction without either (a) placing the Major Transaction Warrant Early Termination Price or applicable Exercise Shares, as applicable, in escrow in accordance with subsection (iii) above, (b) paying the Major Transaction Warrant Early Termination Price or issuing of the applicable Exercise Shares, as applicable, to the Holder prior to consummation of such Major Transaction, or (c) obtaining the written agreement of the Successor Entity described in subsection (iii) above, the Holder shall have the right to apply for an injunction in any state or federal courts sitting in the City of New York, borough of Manhattan to prevent the closing of such Major Transaction until the Major Transaction Warrant Early Termination Price is paid to the Holder, in full or the applicable Exercise Shares are delivered, as applicable.

An early termination required by this Section 5(c) shall be made in accordance with the provisions of Section 12 and shall have priority to payments to holders of Common Shares in connection with a Major Transaction to the extent an early termination required by Section 5(c)(ii) is deemed or determined by a court of competent jurisdiction to be prepayments of the Warrant by the Company, such early termination shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, until the Major Transaction Warrant Early Termination Price is paid in full, this Warrant may be exercised, in whole or in part, by the Holder into Common Shares, or in the event the Exercise Date is after the consummation of the Major Transaction, shares of publicly traded common stock (or their equivalent) of the Successor Entity pursuant to Section 5(c). The parties hereto agree that in the event of the early termination of any portion of the Warrant under this Section 5(c), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any premium due under this Section 5(c) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

For purposes hereof:

“Cash-Out Major Transaction” means a Major Transaction in which the consideration payable to holders of Common Shares in connection with the Major Transaction consists solely of cash.

“Cashless Default Exercise” shall mean an exercise of this Warrant as a “Cashless Default Exercise” in accordance with Section 3(c) and 11(b) hereof.

“Cashless Major Exercise” shall mean an exercise of this Warrant or portion thereof as a “Cashless Major Exercise” in accordance with Section 3(b) and 5(c)(i) hereof.

“Eligible Market” means the over the counter Bulletin Board, the New York Stock Exchange, Inc., the NYSE Arca, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE MKT or the TSX.

“Mixed Major Transaction” means a Major Transaction in which the consideration payable to the shareholders of the Company consists partially of cash and partially of securities of a Successor Entity. If the Successor Entity is a Publicly Traded Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be equal to the percentage that the value of the aggregate anticipated number of shares of the Publicly Traded Successor Entity to be issued to holders of Common Shares of the Company represents in comparison to the aggregate value of all consideration, including cash consideration, in such Mixed Major Transaction, as such values are set forth in any definitive agreement for the Mixed Major Transaction that has been executed at the time of the first public announcement of the Major Transaction or, if no such value is determinable from such definitive agreement, based on the closing market price for shares of the Publicly Traded Successor Entity on its principal securities exchange on the Trading Day preceding the first public announcement of the Mixed Major Transaction. If the Successor Entity is a Private Successor Entity, the percentage of consideration represented by securities of such Successor Entity shall be determined in good-faith by the Company's Board of Directors

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Major Transaction.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

“Private Successor Entity” means a Successor Entity that is not a Publicly Traded Successor Entity.

“Publicly Traded Successor Entity” means a Successor Entity that is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market (as defined above).

“Successor Entity” means any Person purchasing the Company’s assets or Common Shares, or any successor entity resulting from such Major Transaction, or if the Warrant is to be exercisable for shares of capital stock of its Parent Entity (as defined above), its Parent Entity.

(d) Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share specified in Section 3(a) of this Warrant, until the occurrence of an event stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of said subsection. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Shares.

(e) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Common Shares) then, wherever appropriate, all references herein to Common Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter, to the extent that such shares and/or other securities have not been distributed to the Holder, the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(f) Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to the terms of this Warrant, the Company shall promptly mail to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to such Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(f), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder would be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the adjusted Exercise Price in the Exercise Form.

6. Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, Holder may purchase only a whole number of Common Shares. If, on Exercise of this Warrant, Holder would be entitled to a fractional share of Common Shares or a right to acquire a fractional share of Common Shares, such fractional share shall be disregarded and the number of Common Shares issuable upon Exercise shall be the next higher whole number of shares.

7. Reservation of Shares.

From and after the date hereof, the Company shall at all times reserve for issuance such number of authorized and unissued Common Shares (or other securities substituted therefor as herein above provided) as shall be sufficient for the Exercise of this Warrant and payment of the Exercise Price. If at any time the number of Common Shares authorized and reserved for issuance is below the number of shares sufficient for the Exercise of this Warrant (a “Share Authorization Failure”) (based on the Exercise Price in effect from time to time), the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations under this Section 7, in the case of an insufficient number of authorized shares, and using its best efforts to obtain shareholder approval of an increase in such authorized number of shares. The Company covenants and agrees that upon the Exercise of this Warrant, all Common Shares issuable upon such Exercise shall be duly and validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Common Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal United States trading market for the Common Shares, such Eligible Market on which the Common Shares are traded or listed.

8. Restrictions on Transfer; TSX Restrictions.

(a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D and exempt from state registration or qualification under applicable state laws. None of the Warrant, the Exercise Shares or Failure Payment Shares may be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of or exercised except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act and applicable state laws, which exemption may include, without limitation, if applicable, a so-called “4(1) and a half” transaction.

(b) Assignment. Subject to Section 8(a), the Holder may offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of (a “Transfer”) this Warrant, in whole or in part; provided that the Holder may not Transfer any portion of this Warrant with respect to less than the lesser of (x) two hundred and fifty thousand (250,000) Warrant Shares (including for purposes of determining whether clause (x) has been satisfied with respect to a Transfer by the Initial Holder, the Transfer by the Initial Holder or any Affiliate of the Initial Holder of any Warrants issued pursuant to Section 2.10 of the Facility Agreement) or (y) all remaining Warrant Shares underlying this Warrant; and, provided further, that for so long as the Common Shares are traded on the Toronto Stock Exchange (“TSX”), the Holder may not Transfer any portion of this Warrant to any person or entity to the extent that, assuming a Cash Exercise by such transferee of the transferred portion of the Warrant immediately following such transfer (without regard to the 9.985% Cap), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario)) of Common Shares of such transferee would exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding (the “TSX Transfer Restriction”). In connection with any such Transfer of this Warrant, the Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee, together, if applicable, with the legal opinion referenced below. In addition, in connection with the Transfer of this Warrant (or any portion thereof), at a time that the Common Shares are traded on the TSX, the Holder shall obtain a Transferee Representation Letter substantially in the form attached hereto as Exhibit E hereto (the “Transferee Representation Letter”). The Company shall effect the assignment within three (3) Business Days of receipt of such written notice (the “Transfer Delivery Period”) and, if applicable, Transferee Representation Letter, and shall deliver to the assignee(s) designated by Holder a Warrant or Warrants of like tenor and terms for the appropriate number of shares, and shall deliver to the assignor a Warrant for the number of shares, if any, with respect to which the Warrant had not been assigned. Such Warrants shall bear any legends required by this Warrant, the Securities Act or applicable state securities laws. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. For avoidance of doubt: (1) in the event Holder notifies the Company that such Transfer is being made in a so called “4(1) and a half” transaction, the parties hereto agree that an opinion of outside counsel for the Holder of recognized standing, or otherwise reasonably acceptable to the Company, delivered to counsel for the Company substantially in the form attached hereto as Exhibit C shall be the only evidence required by the Company in order to effect such Transfer in such “4(1) and a half” transaction and (2) for purposes of determining whether the TSX Transfer Restriction has been complied with, the Holder shall be entitled to rely, without independent investigation, upon the representations set forth in the Transferee Representation Letter.

(c) PIF Submission. In connection with the issuance of this Warrant, the relevant Affiliate of the Initial Holder has submitted to the TSX a completed and executed Personal Information Form (“PIF”). Notwithstanding anything herein to the contrary, the Initial Holder shall not be permitted to effect a Cash Exercise or a Cashless Exercise hereunder prior to receipt of a written communication (including, without limitation, an email communication) from the appropriate branch of the TSX indicating that the TSX is satisfied with the PIF (such communication to be hereinafter referred to as the “TSX PIF Approval”). For the avoidance of doubt, regardless of whether the TSX PIF Approval has been obtained, the Initial Holder shall be permitted to Transfer this Warrant, in whole or in part, at any time pursuant to and subject to the terms and conditions set forth in this Section 8.

9. Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be reasonably required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant.

10. Events of Failure.

(a) Definition.

The occurrence of each of the following shall be considered to be an “Event of Failure.”

(i) A Delivery Failure occurs, where a “Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver Exercise Shares to the Holder within any applicable Delivery Period;

(ii) A Legend Removal Failure occurs, where a “Legend Removal Failure” shall be deemed to have occurred if the Company fails to use its best efforts to issue this Warrant and/or Exercise Shares without a restrictive legend, or fails to use its best efforts to remove a restrictive legend, when and as required under Section 2(e) hereof;

(iii) a Transfer Delivery Failure occurs, where a “Transfer Delivery Failure” shall be deemed to have occurred if the Company fails to use its best efforts to deliver a Warrant within any applicable Transfer Delivery Period; and

(iv) a Registration Failure (as defined below).

For purpose hereof, “Registration Failure” means that (A) the Company fails to file with the SEC on or before the Filing Deadline (as defined in the Registration Rights Agreement) any Registration Statement required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, (B) the Company fails to use best efforts to obtain effectiveness with the SEC, prior to the Registration Deadline (as defined in the Registration Rights Agreement), and if such Registration Statement is not so filed prior to the Registration Deadline, as soon as possible thereafter, of any Registration Statement (as defined in the Registration Rights Agreement) that is required to be filed pursuant to Section 2(a) of the Registration Rights Agreement, or fails to use best efforts to keep such Registration Statement current and effective as required in Section 3 of the Registration Rights Agreement, (C) The Company fails to file any additional Registration Statements required to be filed pursuant to Section 2(a)(ii) of the Registration Rights Agreement on or before the Additional Filing Deadline or fails to use best efforts to cause such new Registration Statement to become effective on or before the Additional Registration Deadline, and if such effectiveness does not occur within such period, as soon as possible thereafter, (D) the Company fails to file any amendment to any Registration Statement, or any additional Registration Statement required to be filed pursuant to Section 3(b) of the Registration Rights Agreement within thirty (30) days of the applicable Registration Trigger Date (as defined in the Registration Rights Agreement), or fails to use best efforts to cause such amendment and/or new Registration Statement to become effective within ninety (90) days of the applicable Registration Trigger Date, and, if such effectiveness does not occur within such period, as soon as possible thereafter, (E) any Registration Statement required to be filed under the Registration Rights Agreement, after its initial effectiveness and during the Registration Period (as defined in the Registration Rights Agreement), lapses in effect or sales of all of the Registrable Securities (as defined in the Registration Rights Agreement) cannot otherwise be made thereunder (whether by reason of the Company’s failure to amend or supplement the prospectus included therein in accordance with the Registration Rights Agreement, the Company’s failure to file and, use best efforts to obtain effectiveness with the SEC of an additional Registration Statement or amended Registration Statement required pursuant to Sections 2(a)(ii) or 3(b) of the Registration Rights Agreement, as applicable, or otherwise), and (F) the Company fails to provide a commercially reasonable written response to any comments to any Registration Statement submitted by the SEC within twenty (20) days of the date that such SEC comments are received by the Company.

(b) Failure Payments; Determination. The Company understands that any Event of Failure (as defined above) could result in economic loss to the Holder. In the event that any Event of Failure occurs, as compensation to the Holder for such loss, the Company agrees to pay (as liquidated damages and not as a penalty) to the Holder an amount payable, at the Company’s option, either (i) in cash or (ii) in Common Shares that are valued for these purposes at the Volume Weighted Average Price during the five (5) Trading Day period immediately preceding the date of the Failure Delivery Date (as defined below) (“Failure Payments”) (which shares can be issued pursuant to a registration under the Securities Act or an exemption therefrom, at the option of the Company), in each case equal to 18% per annum (or the maximum rate permitted by applicable law, whichever is less) of the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Failure Delivery Date (as recalculated on the first Business Day of each month thereafter for as long as Failure Payments shall continue to accrue), which shall accrue daily from the date of such Event of Failure until the Event of Failure is cured, compounded monthly, provided, however, the Holder shall only receive up to such amount of Common Shares in respect of Failure Payments such that Holder and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including shares held by any “group” of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) shall not collectively beneficially own greater than 9.985% of the total number of Common Shares of the Company then issued and outstanding. For purposes of clarification, it is agreed and understood that Failure Payments shall continue to accrue following any Event of Default until the applicable Default Amount is paid in full.

Notwithstanding the above, in the event that the Company has failed to use best efforts to obtain effectiveness with the SEC of a Registration Statement and (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed such Registration Statement (as defined in the Registration Rights Agreement) covering the number of shares required by the Registration Rights Agreement, (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering the full number of Warrant Shares issuable upon exercise of the Warrants by the Registration Deadline (as defined in the Registration Rights Agreement) then, the Failure Payments attributable to such late Registration Effectiveness shall be reduced from 18% to 15% (calculated as set forth above). The Company shall satisfy any Failure Payments under this Section pursuant to Section 10(c) below. Failure Payments are in addition to any Shares that the Holder is entitled to receive upon Exercise of this Warrant.

(c) Payment of Accrued Failure Payments. The Common Shares or cash in satisfaction of the accrued Failure Payment shall be issued and delivered or paid, as the case may be, on or before the fifth (5th) Business Day of each month following a month in which Failure Payments accrued (such date of delivery the “Failure Delivery Date”). Nothing herein shall limit the Holder’s right to pursue actual damages (to the extent in excess of the Failure Payments) for the Company’s Event of Failure, and the Holder shall have the right to pursue all remedies available at law or in equity (including a decree of specific performance and/or injunctive relief). Notwithstanding the above, if a particular Event of Failure results in an Event of Default pursuant to Section 11 hereof, then the Failure Payment, for that Event of Failure only, shall be considered to have been satisfied upon payment to the Holder of an amount equal to the greater of (i) the Failure Payment, or (ii) the Default Amount, payable in accordance with Section 11.

(d) Maximum Interest Rate. Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

11. Default.

(a) Events Of Default. Each of the following events shall be considered to be an “Event of Default,” unless waived by the Holder:

(i) Failure To Effect Registration. With respect to all Registration Failures, a Registration Failure occurs and remains uncured for a period of more than thirty (30) days (or forty-five (45) days in the case where the Company (i) has, by the Filing Deadline (as defined the Registration Rights Agreement) filed a Registration Statement (as defined in the Registration Rights Agreement) covering this Warrant and the number of shares required by the Registration Rights Agreement, and (ii) has responded in writing to any comments to the Registration Statement that the Company has received from the SEC, within seven (7) Business Days of such receipt, and nevertheless the SEC has not declared effective a Registration Statement covering this Warrant and the Shares by the Registration Deadline (as defined in the Registration Rights Agreement)), and such Registration Failure relates solely to the Company’s failure to have the Registration Statement declared effective by the Registration Deadline (as defined in the Registration Rights Agreement) and with respect to a Registration Failure provided in clause (E) of the definition of “Registration Failure”, such Registration Failure occurs and remains uncured for a period of more than forty-five (45) days.

(ii) Failure To Deliver Common Shares. A Delivery Failure (as defined above) occurs and remains uncured for a period of more than twenty (20) days; or at any time the Company announces or states in writing that it will not honor its obligations to issue Common Shares to the Holder upon Exercise by the Holder of the Exercise rights of the Holder in accordance with the terms of this Warrant.

(iii) Legend Removal Failure. A Legend Removal Failure (as defined above) occurs and remains uncured for a period of twenty (20) days.

(iv) Transfer Delivery Failure. Transfer Delivery Failure (as defined above) occurs and remains uncured for a period of twenty (20) days; and

(v) Corporate Existence; Major Transaction. (A) The Company has failed to place the Major Transaction Warrant Early Termination Price or the Exercise Shares issuable upon exercise of a Cashless Major Exercise, as the case may be, into escrow or obtain the written agreement of the Successor Entity as described in Section 5(c)(ii), or the Company has failed to instruct the escrow agent to release such amount or such shares, as the case may be, to the Holder pursuant to Section 5(c)(ii), or (B) the Company has failed to obtain the written agreement of the Successor Entity as described in Section 5(c)(ii).

(b) Mandatory Early Termination.

(i) Mandatory Early Termination Amount; Cashless Default Exercise. If any Events of Default shall occur then, unless waived by the Holder, upon the occurrence and during the continuation of any Event of Default, at the option of the Holder, such option exercisable through the delivery of written notice to the Company by such Holder (the “Default Notice”), the Company shall have the right to terminate the outstanding amount of this Warrant and pay to the Holder (a “Mandatory Early Termination”), in full satisfaction of its obligations hereunder by delivery of a notice to such effect to the Holder within two (2) Business Days following receipt of the Default Notice, an amount payable in cash (the “Mandatory Early Termination Amount” or the “Default Amount”) equal to the greater of (i) the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Default Notice and (ii) the Black Scholes Value of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that the Mandatory Early Termination Amount is paid to the Holder. In the event the Company does not exercise its right to consummate a Mandatory Early Termination, then the Holder shall have the right to exercise this Warrant pursuant to a Cashless Default Exercise in accordance with Section 3(c) above.

The Mandatory Early Termination Amount shall be payable within five (5) Business Days following the date of the applicable Default Notice.

(ii) Liquidated Damages. The parties hereto acknowledge and agree that the sums payable as Failure Payments or pursuant to a Mandatory Early Termination shall give rise to liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Holder is incapable or is difficult to precisely estimate, (ii) the amounts specified bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Holder, and (iii) the parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

The Default Amount, together with all other amounts payable hereunder, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

(c) Posting Of Bond. In the event that any Event of Default occurs hereunder, the Company may not raise as a legal defense (in any Lawsuit, as defined below, or otherwise) or justification to such Event of Default any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless the Company has posted a surety bond (a “Surety Bond”) for the benefit of such Holder in the amount of 130% of the aggregate Surety Bond Value (as defined below) of all of the Holder’s Warrants (the “Bond Amount”), which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

For purposes hereof, a “Lawsuit” shall mean any lawsuit, arbitration or other dispute resolution filed by either party herein pertaining to any of this Warrant, the Facility Agreement and the Registration Rights Agreement.

“Surety Bond Value,” for the Warrants shall mean 130% of the of the Black-Scholes Value (as determined in accordance with Bloomberg OV function) of the remaining unexercised portion of this Warrant on the Trading Day immediately preceding the date that such bond goes into effect.

(d) Injunction and Posting of Bond. In the event that the Event of Default referred to in subsection (c) above pertains to the Company’s failure to deliver unlegended Common Shares to the Holder pursuant to a Warrant Exercise, legend removal request, or otherwise, the Company may not refuse such unlegended share delivery based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, unless an injunction from a court, on prior notice to Holder, restraining and or enjoining Exercise of all or part of said Warrant shall have been sought and obtained by the Company and the Company has posted a Surety Bond for the benefit of such Holder in the amount of the Bond Amount, which Surety Bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent Holder obtains judgment.

(e) Remedies, Other Obligations, Breaches And Injunctive Relief. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, the Facility Agreement and the Registration Rights Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. Holder’s Early Terminations; TSX Notice.

(a) Mechanics of Holder’s Early Terminations. In the event that the Company does not deliver the applicable Major Transaction Warrant Early Termination Price or Default Amount or the Exercise Shares in respect of a Cashless Major Exercise or a Cashless Default Exercise, as the case may be, to the Holder within the time period or as otherwise required pursuant to the terms hereof, at any time thereafter by notice to the Company made by electronic mail or facsimile prior to receipt by the Holder of such Major Transaction Warrant Early Termination Price or Default Amount or Exercise Shares, the Holder shall have the option, in lieu of early termination, Cashless Major Exercise or Cashless Default Exercise, as the case may be, to require the Company to promptly return to the Holder all or any portion of this Warrant that was submitted for early termination or exercise. Upon the Company’s receipt of such notice, (x) the applicable early termination or exercise, as the case may be, shall be null and void with respect to such applicable portion of this Warrant, and (y) the Company shall immediately return this Warrant, or issue a new Warrant to the Holder representing the portion of this Warrant that was submitted for early termination or exercise. The Holder’s delivery of a notice voiding an early termination or exercise and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Failure Payments which have accrued prior to the date of such notice with respect to the Warrant subject to such notice.

(b) TSX Notice of Certain Payments and Issuances. Prior to any (i) issuance of Exercise Shares pursuant to a Cashless Default Exercise, (ii) payment of Default Amounts, (iii) issuance of Common Shares in satisfaction of accrued Failure Payments or (iv) payment of cash in satisfaction of accrued Failure Payments, the Company shall deliver to the TSX a letter, substantially in the form of Exhibit F hereto (the “TSX Letter”), notifying the TSX of such payment or issuance. Notwithstanding the foregoing, the failure by the Company to deliver the TSX Letter shall in no way diminish the Company’s obligations to make such payments or issuances.

13. Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and Holder any legal or equitable right, remedy or claim under this Warrant and this Warrant shall be for the sole and exclusive benefit of the Company and Holder.

14. Governing Law.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15. Loss of Warrant.

Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

16. Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant to be given or made by Holder to or on the Company shall be sufficiently given or made if sent by overnight delivery with a nationally recognized overnight courier service, certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Company, to the address set forth in Section 2(a) above. To the extent any notice or demand pursuant to this Warrant can be made by electronic mail, such notice or demand given or made by Holder to or on the Company shall be sufficiently given or made if it is sent by electronic mail to the addresses that the Company shall designate in writing from time to time. Notices or demands pursuant to this Warrant to be given or made by the Company to or on Holder shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, to the address of Holder set forth in the Company’s records, until another address is designated in writing by Holder.

IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 16th day of September, 2013.

IMRIS INC.

By:
	Name:	Kelly McNeill
	Title:	Executive Vice-President and
Chief Financial Officer

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [                            ]

CHECK THE APPLICABLE BOX:

☐	Cash Exercise or Cashless Exercise

The undersigned hereby irrevocably exercises the attached warrant (the “Warrant”) with respect to, and elects to purchase, ____ Common Shares (the “Common Shares”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, (the “Company”), and, if pursuant to a Cashless Exercise, herewith makes payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of said Warrant.

[IF APPLICABLE: The undersigned hereby encloses $____ as payment of the Exercise Price.]

[IF APPLICABLE: The undersigned hereby agrees to cancel $____ of principal outstanding under Notes of the Company held by the Holder.]

☐	Cashless Major Exercise

The undersigned hereby irrevocably exercises the Warrant with respect to ____% of the Warrant currently outstanding pursuant to a Cashless Major Exercise in accordance with the terms of the Warrant.

☐	Cashless Default Exercise

The undersigned hereby irrevocably exercises the Warrant pursuant to a Cashless Default Exercise, in accordance with the terms of the Warrant.

1.     [NOT REQUIRED IF 9.985% CAP NOT APPLICABLE UNDER SECTION 1] The undersigned represents that the beneficial ownership of Common Shares by the undersigned, its Affiliates (as defined in the Warrant) and any other persons or entities whose beneficial ownership of Common Shares would be aggregated with the undersigned’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would not exceed the 9.985% Cap (as defined in the Warrant), based on the total number of Common Shares outstanding as determined pursuant to the provisions of Section 1 of the Warrant, upon this exercise.

2.    The undersigned requests that any stock certificates for such shares be issued free of any restrictive legend, if appropriate, and, if requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below. If it is not appropriate to issue such stock certificates free of any restrictive legend, the undersigned acknowledges that, subject to the provisions set forth in the Warrant, such certificates will be restricted securities as defined in Rule 144 under the Securities Act, will be subject to transfer restrictions imposed by the Securities Act, and that certificates representing such shares will bear the restrictive legends set forth in the Warrant.

3.    Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated:

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder
desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named the right to purchase __________ shares of the Common Shares of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act, evidenced by the attached Warrant and does hereby irrevocably constitute and appoint __________ attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises.

Dated:
Signature

Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C

FORM OF OPINION

______, 20__

[___________]

Re:      [                 ] (the “Company”)

Dear Sir:

[___________] (“[__________]”) intends to transfer _______ Warrants (the “Warrants”) of the Company to __________ (“________”) without registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, we have examined and relied upon the truth of representations contained in an Investor Representation Letter attached hereto and have examined such other documents and issues of law as we have deemed relevant.

Based on and subject to the foregoing, we are of the opinion that the transfer of the Warrants by _______ to ______ may be effected without registration under the Securities Act, provided, however, that the Warrants to be transferred to _______ contain a legend restricting its transferability pursuant to the Securities Act and that transfer of the Warrants is subject to a stop order.

The foregoing opinion is furnished only to ____________ and may not be used, circulated, quoted or otherwise referred to or relied upon by you for any purposes other than the purpose for which furnished or by any other person for any purpose, without our prior written consent.

Very truly yours,

[FORM OF INVESTOR REPRESENTATION LETTER]

_____, 20__

[_________________]

Gentlemen:

_________ (“___”) has agreed to purchase _________ Warrants (the “Warrants”) of [ ] (the “Company”) from [___________] (“[_________]”). We understand that the Warrants are “restricted securities.” We represent and warrant that ______ is a sophisticated institutional investor that would qualify as an “Accredited Investor” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

________ represents and warrants as of the date hereof as follows:

1.      That it is acquiring the Warrants and the common shares underlying such Warrants (the “Exercise Shares”) solely for its account for investment and not with a view to or for sale or distribution of said Warrants or Exercise Shares or any part thereof. ________ also represents that the entire legal and beneficial interests of the Warrants and Exercise Shares _________ is acquiring is being acquired for, and will be held for, its account only;

2.       That the Warrants and the Exercise Shares have not been registered under the Securities Act on the basis that no distribution or public offering of the stock of the Company is to be effected. _______ realizes that the basis for the exemption may not be present if, notwithstanding its representations, _______ has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. _______ has no such present intention;

3.       That the Warrants and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. ________ recognizes that the Company has no obligation to register the Warrants, or to comply with any exemption from such registration;

4.       That neither the Warrants nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations;

5.   That it will not make any disposition of all or any part of the Warrants or Exercise Shares in any event unless and until:

(i)       The Company shall have received a letter secured by _________ from the Securities and Exchange Commission stating that no action will be recommended to the Securities and Exchange Commission with respect to the proposed disposition;

(ii)       There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii)      _________ shall have notified the Company of the proposed disposition and, in the case of a sale or transfer in a so called “4(1) and a half” transaction, shall have furnished counsel to the Company with an opinion of counsel, reasonably satisfactory to counsel to the Company.

We acknowledge that the Company will place stop orders with respect to the Warrants and the Exercise Shares, and if a registration statement relating to the Exercise Shares is not effective, the Exercise Shares shall bear the following restrictive legend:

“[THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF][THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF [OR EXERCISED] UNLESS (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE[,TRANSFER OR EXERCISE][OR TRANSFER].”

“THE SALE, TRANSFER OR ASSIGNMENT OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT DATED AS OF SEPTEMBER 16, 2013, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

We further understand that until January 17, 2014, any certificate representing the Exercise Shares or the Failure Payment Shares will bear the following additional legends:

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY 17, 2014."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

At any time and from time to time after the date hereof, _________ shall, without further consideration, execute and deliver to [________] or the Company such other instruments or documents and shall take such other actions as they may reasonably request to carry out the transactions contemplated hereby.

Very truly yours,

EXHIBIT D

FORM OF SELLER REPRESENTATION LETTER

_____, 20__

[_________________]

Re:	[NAME OF COMPANY]/[NAME OF SHAREHOLDER]
Removal of Stock Legend

Ladies and Gentlemen:

The undersigned (“Shareholder”) hereby requests that the enclosed certificate, representing [___________ common shares][ warrants for the purchase of _________common shares] (the “Securities”) of IMRIS Inc. (“Issuer”), be exchanged for a new certificate free of any restrictive legend. In connection with this request, Shareholder represents and warrants that:

(1)      The Shareholder is not, and has not been at any time during the preceding three months, an “affiliate” (as that term is defined in paragraph (a)(1) of Rule 144 under the United States Securities Act of 1933, as amended (the “Act”)) of the Issuer.

(2)       The Shareholder understands and acknowledges that, the Securities were, when issued, “restricted securities” as that term is defined in paragraph (a)(3) of Rule 144 under the Act.

(3)       [TO BE INSERTED ONLY IF THE SECURITIES ARE WARRANTS OR COMMON SHARES THAT WERE ACQUIRED IN A CASH EXERCISE OF A WARRANT: A minimum of six months has elapsed since (a) the date of the acquisition of the Securities from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price therefor.]

          [TO BE INSERTED ONLY IF THE SECURITIES ARE COMMON SHARES THAT WERE ACQUIRED IN A CASHLESS EXERCISE OF A WARRANT: The Securities were acquired pursuant to a cashless exercise of a warrant to purchase the Securities (the “Warrant”), and a minimum of six months has elapsed since (a) the date of the acquisition of the acquistion of the Warrant from the Company (or, if applicable, from an affiliate of the Company) and (b) the full payment of the purchase price of the Warrant.]

Rule 144 defines an “affiliate” of the Issuer as any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Issuer.

The Issuer and its counsel and transfer agent may rely upon the representations made in this letter as though it had been addressed to them. The Shareholder agrees to notify the Issuer promptly of any changes in the facts set forth in this letter.

Sincerely,

Name of Shareholder

By:
Name:
Title:

EXHIBIT E

FORM OF TRANSFEREE REPRESENTATION LETTER

________, 20___

[________________________]

Gentlemen:

_______________ (the “Transferee”) has agreed to purchase ________ Warrants (the “Warrants”) of IMRIS Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”) from ____________________].

The Transferee represents and warrants as of the date hereof that, assuming a full Cashless Exercise (as defined in the Warrant) of the Warrants immediately following such transfer (without regard to the 9.985% Cap contained therein), the beneficial ownership (determined with reference to Section 90 of the Securities Act (Ontario) of Common Shares (as defined in the Warrant) by the Transferee will not exceed 9.99% of the total number of Common Shares of the Company then issued and outstanding.

Very truly yours,

EXHIBIT F

TSX FORM OF NOTICE

The Toronto Stock Exchange

130 King Street West

Toronto, ON M5X 1J2

Attention: [                       ]

Reference is made to the Warrants of the Company (collectively, the “Warrant”) issued on September __, 2013.

Pursuant to the terms of the Warrant, we hereby notify the Toronto Stock Exchange that, due to an [Event of Failure] [Event of Default] under the Warrant, the holder(s) of the Warrant(s) has/have notified the Company of its/their right to receive [Common Shares of the Company] [cash payments] based upon the Black Scholes Value (as defined in the Warrant) of the Warrant.

Very truly yours,

Schedule 1

Calculation of Intrinsic Value

Calculation Under Section 3(b) or 5(c)(ii)

Intrinsic Value	The excess of the Stock Price minus the prevailing Exercise Price multiplied by the number of Common Shares underlying the portion of this Warrant that is subject to such Cashless Major Exercise or redemption (by reference to the number of Common Shares that would be issuable upon a Cash Exercise of the Warrant or such portion).

Stock Price	The greater of (1) the average daily Volume Weighted Average Price of the Common Shares on NASDAQ, or, if that is not the principal trading market for the Common Shares, such principal market on which the Common Shares are traded or listed (the “Applicable VWAP”) for the five (5) Trading Days immediately preceding the date on which a Major Transaction is consummated, and (2) the Applicable VWAP for the five (5) Trading Days immediately following the first public announcement of a Major Transaction, or (3) the Applicable VWAP for the five (5) Trading Days immediately preceding the first public announcement of the Major Transaction.

Schedule 2

Black-Scholes Value under Section 10(b) or 11(b)

Remaining Term	Number of calendar days from date of the Event of Failure until the last date on which the Warrant may be exercised.

Interest Rate	A risk-free interest rate corresponding to the US$ LIBOR/Swap rate for a period equal to the Remaining Term.

Cost to Borrow	Zero

Volatility	The arithmetic mean of the historical volatility for the 10, 30 and 50 Trading Day periods ending on the date of such determination, obtained from the HVT or similar function on Bloomberg.

Stock Price	The Volume Weighted Average Price on the date of such calculation.

Dividends	Zero.

Strike Price	Exercise Price as defined in section 3(a).

Exhibit E

Form of Legal Opinion from the Borrower’s Counsel

[___________], [_____]

[_______________]

780 Third Avenue, 37th Floor

New York, NY 10017

Re:           IMRIS, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 2.11 of that certain Facility Agreement (the “Facility Agreement”), dated as of September 16, 2013, between the Company and the lenders set forth on the signature page thereto (the “Lenders”), the Company has delivered to the Lenders a Share Issuance Notice (as defined in the Facility Agreement), dated ____ __, ____. Capitalized terms used but not defined herein shall have the meanings set forth in the Facility Agreement. We have been asked to advise you whether, in our opinion, the Common Shares to be issued on the Interest Payment Date in respect of the Share Issuance Notice pursuant to Section 2.11 of the Facility Agreement (the “Shares”) qualify as Freely Tradeable Common Shares.

In rendering our opinion, we have assumed, with your permission, that none of the Lenders is, or has been during the previous ninety (90) days, an “affiliate” of the Company within the meaning of such term under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and that any sales of the Shares in reliance upon this letter will be made for such Lender’s own account.

Based upon, and subject to the foregoing, it is our opinion that all conditions to the resale by the Lenders of Shares under Rule 144(b)(1)(i) under the Securities Act have been satisfied and that the Shares are eligible for resale by the Lenders under Rule 144(b)(1)(i) under the Securities Act without restriction and without the need for registration under any applicable federal or state securities laws, including, without limitation, the Securities Act.

Very truly yours,

[___________________]

Exhibit F

Financial Statements

(attached)

IMRIS

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

IMRIS Inc. 100-1370 Sony Place Winnipeg, Maniloba Canada R3T 1N5	TF. 1.888.304.0114 T. 204.480.7070 F. 204.480.7071	www.imris.com

IMRIS INC.

Consolidated Balance Sheets

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	June 30, 2013	December 31, 2012

Assets
Current assets
Cash	$13,664	$19,060
Restricted cash	-	1,920
Accounts receivable (note 4)	13,553	11,130
Unbilled receivables	9,235	10,967
Inventory (note 5)	7,234	6,020
Prepaid expenses	9,380	6,878
	53,066	55,975

Property, plant, and equipment, net	10,976	7,261
Intangibles, net	9,513	10,008
Other assets	1,770	2,243
Goodwill	6,498	6,498
Total assets	$81,823	$81,985

Liabilities and Shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$17,746	$21,216
Deferred revenue	9,443	10,182
	27,189	31,398

Long term liabilities	315	-

Total liabilities	27,504	31,398

Shareholders’ equity
Share capital
Common Shares, unlimited number of voting common shares authorized; 51,905,895 and 46,061,211 issued and outstanding at June 30, 2013 and December 31, 2012 respectively	166,580	147,819
Additional paid-in capital	5,722	4,861
Deficit	(118,321)	(101,740)
Accumulated other comprehensive income (loss)	338	(353)
	54,319	50,587

Commitments and contingencies (note 12)

Total liabilities and shareholders’ equity	$81,823	$81,985

See accompanying notes

IMRIS INC.

Consolidated Statements of Comprehensive Loss

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Sales	$10,226	$17,235	$18,292	$20,728
Cost of sales	7,117	10,577	12,163	12,676
Gross profit	3,109	6,658	6,129	8,052

Operating expenses
Administrative	2,833	1,887	5,243	3,560
Sales and marketing	2,522	2,536	4,781	4,587
Customer support and operations	2,984	1,907	5,420	3,577
Research and development	1,534	3,411	4,273	6,987
Amortization	943	990	1,893	1,959
Total operating expenses	10,816	10,731	21,610	20,670

Operating loss before the following	(7,707)	(4,073)	(15,481)	(12,618)

Other income (loss)
Foreign exchange	(483)	(207)	(1,038)	(11)
Interest	(3)	(2)	(36)	15
Total other income (loss)	(486)	(209)	(1,074)	4

Net loss before taxes	(8,193)	(4,282)	(16,555)	(12,614)

Income taxes (note 8)	10	-	26	18

Net loss for the period	$(8,203)	$(4,282)	$(16,581)	$(12,632)

Other comprehensive income
Foreign currency translation adjustment	440	120	691	54

Other comprehensive income	$440	$120	$691	$54

Comprehensive loss for the period	$(7,763)	$(4,162)	$(15,890)	$(12,578)

Weighted average number of common shares outstanding	51,873,405	45,791,346	49,410,528	45,583,216

Basic and diluted loss per share (note 9)	$(0.16)	$(0.09)	$(0.34)	$(0.28)

See accompanying notes

IMRIS INC.

Consolidated Statements of Shareholders’ Equity

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances at January 1, 2013	46,061,211	$147,819	$4,861	$(101,740)	$(353)	$50,587

Comprehensive income (loss)	-	-	-	(16,581)	691	(15,890)

Issuance of stock on exercise of employee stock options	94,684	308	-	-	-	308

Stock based compensation expense for the period	-	-	956	-	-	956

Amount credited to share capital related to shares and options issued	5,750,000	18,453	(95)	-	-	18,358

Balances at June 30, 2013	51,905,895	$166,580	$5,722	$(118,321)	$338	$54,319

See accompanying notes

IMRIS INC.

Consolidated Statements of Cash Flows

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	Six months ended
	June 30, 2013	June 30, 2012

OPERATING ACTIVITIES
Net loss for the period	$(16,581)	$(12,632)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	1,893	1,959
Stock based compensation	956	709
Advance payment	75	127
Other	400	7
Changes in operating assets and liabilities:
Accounts receivable	(2,423)	2,791
Unbilled receivables	1,732	(1,860)
Inventory	(1,214)	(1,267)
Prepaid expenses	(2,189)	(1,026)
Accounts payable and accrued liabilities	(3,470)	1,083
Deferred revenue	(739)	5,126
	(21,560)	(4,983)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	18,666	1,831
	18,666	1,831
INVESTING ACTIVITIES
Restricted cash	1,920	(1,580)
Acquisition of property, plant and equipment	(5,067)	(2,102)
Acquisition of intangibles	(106)	(69)
Acquisition of other assets	-	(1,225)
	(3,253)	(4,976)

Foreign exchange translation adjustment on cash	751	408

Decrease in cash	(5,396)	(7,720)

Cash, beginning of period	19.060	40,425

Cash, end of period	$13,664	$32,705

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$10	$2
Income taxes	$197	$145

See accompanying notes

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical Theatre™, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

The Company had cash of $13.7 million as of June 30, 2013, a decrease of $5.4 million from December 31, 2012, and had used cash in operations of $21 6 million for the six months ended June 30, 2013. This cash consumption was significantly more than prior periods owing to both increased support of its research programs and the cost of transitioning the business from Canada to the U.S. While management believes the Company will have adequate working capital to fund the Company’s operations beyond the next 12 months, it is dependent on (i) the ability of the Company to generate positive cash flow from operations by increasing order bookings and revenue; (ii) the ability of management to generate additional funding and; (iii) the successful transition of operations to the U.S. to provide lower manufacturing costs and operating expenses.

As noted above, Management plans to look for additional sources of financing in order to maintain planned research programs in robotics and ensure there is sufficient working capital in the business to support the cyclical cash requirements of operations. While there is no guarantee that the Company can raise additional capital, the Company has a history of being able to successfully fund the business through the equity markets as needed. If the Company is not able to raise additional capital, they may need to eliminate or suspend research, development and corporate activities if the operating plans as noted above are not achieved.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared based on the accounting principles and practices used by the entity in preparing its annual statements and in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with U.S. GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S GAAP.

In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (US dollars). The term dollars and the symbol $ refer to the U.S. dollar.

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

On February 5, 2013, the Financial Accounting Standards Board issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under U.S. GAAP to be classified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance was effective for the Company beginning after December 15, 2012. The guidance affects presentation only and did not have an impact on the results of operations or financial condition of the Company.

4.	ACCOUNTS RECEIVABLE

	June 30, 2013	December 31, 2012

Accounts receivable, trade	$11,945	$10,308
Commodity taxes receivable	842	294
Refundable investment tax credit receivable	766	528
	$13,553	$11,130

5.	INVENTORY

	June 30, 2013	December 31, 2012

Materials	$6,068	$4,551
Customer support inventory	825	724
Work in progress	341	745
	$7,234	$6,020

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2013	December 31, 2012

Trade accounts payable	$10,600	$5,011
Accruals	5,142	12,112
Payroll related accruals	1,929	3,514
Warranty	63	338
Income taxes payable	6	190
Commodity taxes payable	6	51
	$17,746	$21,216

The Company records a liability for future warranty costs to repair or replace its products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. The Company regularly evaluates the appropriateness of the remaining accrual.

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S $000's except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The following table details the changes in the warranty accrual for the period:

	Three months ended	Six months ended
	June 30, 2013	June 30, 2013

Balance at beginning of the period	$163	$338
Accruals	-	-
Utilization	(100)	(275)
Balance at end of the period	$63	$63

7.	STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value (CDN$)
Balance as of January 1, 2013	4,312,165	$4.52
Granted	1,100,646	3.24
Exercised	(94,684)	2.26
Forfeited	(206,765)	4.21
Expired	(11,500)	2.25
Balance as of June 30, 2013	5,099,862	$4.31
Exercisable as of June 30, 2013	2,217,748	$4.99	2.1	$246,332
Vested and expected to vest as of June 30, 2013	4,399,596	$4.42	3.5	$357,604

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common shares on June 30, 2013 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 30, 2013. The total intrinsic value of the stock options exercised during the three months ended June 30, 2013 and 2012, calculated using the average market price during the period, was $17 and $19, respectively. The total intrinsic value of the stock options exercised during the six months ended June 30, 2013 and 2012, calculated using the average market price during the period, was $93 and $276, respectively.

The following assumptions were used in the calculation of the fair value of options granted in the period using the Black-Scholes option-pricing model:

June 30, 2013

Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.58
Risk-free interest rate	1.28%
Dividend yield	0%
Expected life of the options	4.25 years
Expected volatility of the underlying stock	61.24%

Expected volatilities are based on the historic volatility of the Company's shares as this represents the most appropriate basis to determine the expected volatility in future periods.

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000's except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

7.	STOCK-BASED COMPENSATION (continued)

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value (CDN$)
Balance as at January 1, 2013	2,314,466	$2.17
Granted during the period	1,100,646	1.58
Vested during the period	(373,937)	2.16
Forfeited during the period	(159,061)	1.98
Balance as of June 30, 2013	2,882,114	$1.95

As of June 30, 2013, there was $3,638 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.8 years. The total fair value of stock options vested during the six months ended June 30, 2013 and 2012 was $783 and $861, respectively.

8.	INCOME TAXES

For the three and six months ended June 30, 2013, the Company’s income tax expense was $10 and $26, respectively. For the three and six months ended June 30, 2012, the Company’s income tax expense was $Nil and $18, respectively. The Company has not recorded a deferred tax asset as of June 30, 2013 or December 31, 2012 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of June 30, 2013, the Company has no unrecognized income tax benefits and has not accrued any amounts for interest or penalties related to unrecognized income tax benefits. As of December 31, 2012, the Company had no unrecognized income tax benefits and had not accrued any amounts for interest or penalties related to unrecognized income tax benefits.

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. The years 2008 to 2012 remain subject to examination by tax authorities.

9.	BASIC AND DILUTED LOSS PER SHARE

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of June 30, 2013 and 2012, 218,510 and 325,386 stock options could potentially dilute basic EPS in the future, respectively. These options were not included in the computation of diluted EPS because to do so would have been anti- dilutive for the periods presented.

10.	SEGMENTED INFORMATION

The Company operates as one business segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

11.	FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted FASB standard ASC 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of June 30, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$13,664	$-	$-
Restricted cash	-	-	-
	$13,664	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$19,060	$-	$-
Restricted cash	1,920	-	-
	$20,980	$-	$-

12.	COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement, which meets the definition of a guarantee. Under the terms of the agreement, the Company has agreed to be legally bound to pay the obligation. The Company’s maximum obligation under this agreement is $1,179 and the obligation expires once the Company satisfies the conditions of the original agreement. To offset the arrangement the Company entered into a reciprocal arrangement with a financial institution to cover half the amount of the obligation, should the need arise. The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral. The Company has not recorded a liability related to the original arrangement.

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

IMRIS INC.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated

June 30, 2013

(Unaudited)

13.	RESTRUCTURING COSTS

The Company is moving its operations to the U.S. in order to be closer to its customers and to have access to critical suppliers and personnel. The Company expects to incur total costs of approximately $5.2 million related to this activity. These costs are broken down as approximately $1.1 million for one-time employee termination benefits, approximately $0.5 million for contract termination costs, and approximately $3.6 million for other associated costs such as moving expenses. Since the inception of the program, we have incurred a total of $1.1 million of one-time employee termination costs and $1.6 million of other associated costs. Adjustments are primarily the reversal of prior period accruals for employee severance and retention. The accruals were determined no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The following is a roll-forward of the accrued liability related to restructuring costs for the period:

	One-time employee	Contract termination	Other associated
	termination benefits	costs	costs

Balance at January 1, 2013	$1,341	-	$72
Incurred	-	-	1,185
Paid	(67)	-	(624)
Adjustments	(125)	-	(333)
Balance at March 31, 2013	$1,149	$-	$300
Incurred	-	-	614
Paid	(523)	-	(1,012)
Adjustments	(120)	-	103
Balance at June 30, 2013	$506	$-	$5

The following is a summary of net restructuring costs incurred during the following periods:

	Three months ended June 30, 2013
	One-time employee	Contract termination	Other associated
	termination benefits	costs	costs

Administrative	$(14)	-	$204
Sales and marketing	(13)	-	13
Customer support and operations	(43)	-	319
Research and development	(50)	-	181
Total	$(120)	$-	$717

	Six months ended June 30, 2013
	One-time employee	Contract termination	Other associated
	termination benefits	costs	costs

Administrative	$(40)	-	$575
Sales and marketing	(1)	-	2
Customer support and operations	(69)	-	544
Research and development	(135)	-	448
Total	$(245)	$-	$1,569

Exhibit G

Borrower and Subsidiary/Affiliates

Parent Corporation

IMRIS INC.
Country:	Canada
Incorporation:	Canada Business Corporations
Act (May 18, 2005)
Can Corp ID:	434265-8
U.S. Federate ID:	98-0473230
Ownership:	Traded on TSX and NASDAQ
Subsidiaries

IMRIS, INC.
Country:	United States
Incorporation:	Delaware
U.S. Federate ID:	98-0462325
Ownership:	100% owned by IMRIS INC.
NeuroArm Surgical Limited
Country:	Canada
Incorporation:	Canada
Can Corp ID:	751695-9
Ownership:	100% owned by IMRIS INC.
IMRIS (Europe) Sprl
Country:	Belgium
Ownership:	100% owned by IMRIS INC.
IMRIS Germany Gmbh
Country:	Germany
Ownership:	100% owned by IMRIS INC.
IMRIS KK
Country:	Japan
Ownership:	100% owned by IMRIS INC.
IMRIS SINGAPORE PTE. LTD.
Country:	Singapore
Ownership:	100% owned by IMRIS INC.
IMRIS India Private Limited (in the process of dissolution )
Country:	India
Ownership:	100% owned by IMRIS INC.
Branches

IMRIS - Australia
Country:	Australia
(TFN) 895 812
Tax ID:	004
Australian business number (ABN): 27797838132
Ownership:	Branch of IMRIS INC.
IMRIS - China
Country:	China
Ownership:	Branch of IMRIS INC.